EXHIBIT 99.2

EXECUTION VERSION

Anglo American plc

and

Teck Resources Limited

ARRANGEMENT AGREEMENT

Dated as of September 9, 2025

TABLE OF CONTENTS

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Section 9.8 Counterparts, Execution.	93

ADDENDA

Schedule A	Form of Plan of Arrangement
Schedule B	Form of Arrangement Resolution
Schedule C	Forms of Adam Shareholder Resolution
Schedule D	Thor Representations and Warranties
Schedule E	Adam Representations and Warranties
Schedule 5.5	Key Regulatory Approvals
[Redacted: Matters related to ICA Approval.]
Schedule 5.6	Governance Arrangements
Schedule 5.13	Receiving Party Consents
Schedule 5.14	Exchangeable Shares Term Sheet

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated September 9, 2025.

BETWEEN:

Anglo American plc, a public limited company incorporated under the laws of England and Wales with registered address 17 Charterhouse Street, London, United Kingdom, EC1N 6RA (“Adam”)

- and -

Teck Resources Limited, a corporation existing under the laws of Canada with registered address 550 Burrard Street, Suite 3300, Vancouver BC V6C 0B3, Canada (“Thor”)

RECITALS:

A.	Each of the Adam Board (as defined herein) and the Thor Board (as defined herein) has unanimously determined that it would be in the best interests of Adam and Thor, respectively, to combine their respective businesses on a “merger of equals” basis pursuant to the Transaction (as defined herein);
B.	Each of the applicable Thor Shareholders (as defined herein) and the applicable Adam Shareholders (as defined herein) have, concurrently with the execution and delivery of this Agreement, entered into the Thor Support Agreements and the Adam Support Agreements (as each such term is defined herein), as applicable; and
C.	The Parties (as defined herein) intend to carry out the Transactions (as defined herein) by way of a statutory Plan of Arrangement under the provisions of the CBCA (as defined herein).

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

Article 1
Interpretation

Section 1.1	Definitions.

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, in relation to a Party, other than (x) the Transactions, (y) the transactions contemplated in Section 5.3(2) of the Adam Disclosure Letter, as applicable, or (z) any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any offer or proposal (written or oral) from any Person or group of Persons (other than the other Party or any affiliate or joint actor of the other Party), relating to, in each case whether in a single transaction or a series of related transactions: (a) any direct or indirect acquisition, purchase, sale or disposition (or any lease, offtake, throughput, long-term supply agreement or other arrangement having the same economic effect as an acquisition, purchase, sale or disposition) of: (i) the assets of that Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole, or which contribute twenty percent (20%) or more of the consolidated revenue of that Party and its Subsidiaries, taken as a whole,

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or (ii) twenty percent (20%) or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of that Party or any one or more of its Subsidiaries that, individually or in the aggregate, contribute twenty percent (20%) or more of the consolidated revenues or constitute twenty percent (20%) or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole (in the case of (i) or (ii), determined based upon the most recently publicly available consolidated financial statements of the applicable Party); (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning twenty percent (20%) or more of any class of voting or equity securities of that Party; (c) any plan of arrangement, scheme of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding-up or other similar transaction or series of transactions involving that Party and/or any of its Subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning twenty percent (20%) or more of any class of voting or equity securities of that Party or any of its Subsidiaries that, individually or in the aggregate, contribute twenty percent (20%) or more of the consolidated revenues or constitute twenty percent (20%) or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole (in each case, determined based upon the most recently publicly available consolidated financial statements of the applicable Party); or (d) if that Party is Adam, any other form of offer (as defined in the City Code) relating to Adam.

“Adam American Depositary Receipts” means the American Depositary Receipts issued by any nationally recognized financial institution in the U.S that is appointed by Adam to act as depositary bank with respect to American Depositary Receipts that represent Adam Shares and are listed on NYSE.

“Adam Benefit Plans” means any Benefit Plans which are (a) sponsored, contributed to, funded, maintained or administered by or binding upon Adam or any of the Subsidiaries of Adam, (b) for which Adam or any Subsidiaries of Adam could reasonably be expected to have any liability or contingent liability, or (c) pursuant to which payments are made to, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to, any of the current or former employees, directors or officers of Adam or any of the Subsidiaries of Adam, individuals working on contract with Adam or any of the Subsidiaries of Adam or other individuals providing services to Adam or any of the Subsidiaries of Adam of a kind normally provided by employees (or any spouses, dependents, survivors or beneficiaries of any such persons) and in relation to which Adam or any of its Subsidiaries has any liability.

“Adam Board” means the board of directors of Adam as the same is constituted from time to time.

“Adam Board Recommendation” means the unanimous determination of the Adam Board, after consultation with its legal and financial advisors, that the Arrangement is in the best interests of Adam and is fair to Adam Shareholders, as a whole, and the unanimous recommendation of the Adam Board to Adam Shareholders that they vote in favour of the Adam Resolution, the Adam Name Change Resolution and, if applicable, the Adam Remuneration Resolution.

“Adam CapEx Plan” means the annual capital expenditures plan of Adam and its Subsidiaries for fiscal years 2025 through 2027 as set forth on Section 5.3(1)(b)(xv) of the Adam Disclosure Letter.

“Adam Change in Recommendation” means the occurrence of any of the following prior to the Adam Shareholder Approval having been obtained: the Adam Board (a) withdraws,

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amends, modifies or qualifies, or publicly proposes or states its intention to withdraw, amend, modify or qualify, the Adam Board Recommendation in an adverse manner to Thor; (b) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal or takes no position or a neutral position with respect to an Acquisition Proposal for more than five (5) Business Days (or in the event the Adam Meeting is scheduled to occur within five (5) Business Days, beyond the third (3rd) Business Day prior to the date of the Adam Meeting); (c) fails to include the Adam Board Recommendation in the Adam Circular or publicly reaffirm (without qualification) the Adam Board Recommendation within five (5) Business Days after having been requested in writing by Thor to do so (or in the event the Adam Meeting is scheduled to occur within five (5) Business Days of such request, prior to the third (3rd) Business Day prior to the date of the Adam Meeting); or (d) passes a resolution to take any of the foregoing actions in clauses (a) through (c) above.

“Adam Charitable Trust Shares” means the 98,906,534 Adam Shares held collectively by Epoch Investment Holdings (RF) Proprietary Limited, Epoch Two Investment Holdings (RF) Proprietary Limited and Tarl Investment Holdings (RF) Proprietary Limited.

“Adam Circular” means the notice of general meeting to be posted by Adam to Adam Shareholders in connection with the Adam Meeting, together with any amendments, modifications and/or supplements thereto, in each case in accordance with and as is or may be required by the Companies Act, the UK Listing Rules and/or any other applicable Law.

“Adam Consideration Shares” has the meaning ascribed thereto in the definition of “Consideration”.

“Adam Corporate IT” has the meaning ascribed thereto in paragraph (ff)(i) of Schedule E.

“Adam Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by Adam to Thor with this Agreement.

“Adam Employees” means employees of Adam or any of its Subsidiaries.

“Adam Exchange Shares” means the Adam Shares to be issued to HoldCo in connection with the exchange of the Exchangeable Shares in accordance with the terms of the Voting and Exchange Trust Agreement, as envisaged by the terms of Schedule 5.14.

“Adam Existing Indebtedness” means any existing Adam Indebtedness.

“Adam Financial Statements” has the meaning ascribed thereto in paragraph (l) of Schedule E.

“Adam Incentive Awards” means any option, conditional stock award, forfeitable stock award, phantom stock or other right to acquire Adam Shares granted under the Adam Incentive Plans.

“Adam Incentive Plans” means, collectively, the Adam Bonus Share Plan 2020, the Adam Long-Term Incentive Plan 2020, the Adam Trader Incentive Plan, the Adam MyShare Plan, the Adam Share Incentive Plan, the Adam Non-cyclical Award Plan 2014, the Adam Non-cyclic Award Plan 2024, the Adam Sharesave Plan, the Adam Share Ownership Plan 2022 and the Adam Employee Save-As-You-Earn scheme.

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“Adam Indebtedness” means any indebtedness for borrowed money of Adam and its Subsidiaries on a consolidated basis, including any credit facilities or liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; provided that, Adam Indebtedness shall not include any indebtedness solely among Adam and its wholly-owned Subsidiaries or any indebtedness owing pursuant to shareholder loans or other advances made by securityholders of any non-wholly-owned Subsidiary or joint venture of Adam (including the Adam Key Joint Ventures).

“Adam JV Document” means the Constating Documents of or other Contract governing any Adam joint venture in each case as in effect on the date of this Agreement.

“Adam Key Joint Ventures” has the meaning ascribed thereto in the definition of Key Joint Ventures.

“Adam Material Adverse Effect” means any event, change, occurrence, effect or state of facts, that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts has a long-term material adverse effect on the business, operations, results of operations or condition (financial or otherwise) of Adam and its Subsidiaries taken as a whole, provided that none of the following (or the results thereof) shall constitute or be taken into account in determining whether an Adam Material Adverse Effect has occurred:

(a)	any change or development affecting any of the industries in which Adam and its Subsidiaries operate;
(b)	any changes in commodity prices;
(c)	any change or development in or relating to general economic, business, banking, financial, credit, currency exchange, interest rate, rates of inflation or capital market conditions, including inflation, supply chain disruptions, labor shortages, interest rates, foreign exchange or exchange rates;
(d)	any change or development in global, national or regional political or regulatory conditions (including general labor strikes, lockouts, protests, riots or any act of terrorism, sabotage, espionage, cyberattack or any outbreak of hostilities or war or any escalation or worsening thereof, anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions or the threat thereof);
(e)	any epidemic, pandemic or disease outbreak or any worsening thereof (including any response of Governmental Entities thereto);
(f)	any hurricane, flood, tornado, earthquake, wildfire or other natural or man-made disaster;
(g)	any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity, and any action taken (or omitted to be taken) by Adam or its Subsidiaries which is required thereby;
(h)	any change in generally accepted accounting principles, including IFRS, or regulatory accounting requirements applicable in the jurisdictions in which Adam or any of its Subsidiaries conducts business;
(i)	the negotiation, execution or announcement of this Agreement or any public disclosure relating to the foregoing, including the initiation of litigation by any Person with respect
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to this Agreement or the Transaction, and any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, partners, employees or other stakeholders of Adam or any of its Subsidiaries or with any Governmental Entities, due to the negotiation, execution or announcement of this Agreement or the Transaction, the actions required or authorized hereby, or any public disclosure relating to the foregoing (provided that this paragraph (i) shall not apply to any representation or warranty that address the consequences of the negotiation, execution or announcement of this Agreement or the Transaction, the actions required or authorized hereby, or any public disclosure relating to the foregoing);

(j)	actions or inactions taken by Adam or any of its Subsidiaries that are expressly required by this Agreement or that are taken at the written request or with the prior written consent of Thor;
(k)	any change in the market price or trading volume of any securities of Adam (it being understood that the causes underlying such change in market price may be taken into account in determining whether an Adam Material Adverse Effect has occurred to the extent not otherwise excluded by any other clause in this definition), or any suspension of trading in securities generally or on any securities exchange on which any securities of Adam trades;
(l)	the failure, in and of itself, of Adam to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether an Adam Material Adverse Effect has occurred to the extent not otherwise excluded by any other clause in this definition);
(m)	any downgrade or anticipated downgrade in rating or rating outlook applicable to any of Adam, its Subsidiaries or their securities (it being understood that the causes underlying such downgrade may be taken into account in determining whether an Adam Material Adverse Effect has occurred to the extent not otherwise excluded by any other clause in this definition); or
(n)	any matter that has been expressly disclosed in (i) the Adam Public Documents (excluding any disclosures set forth in any section of a document in the Adam Public Documents entitled “Risk Factors,” “Cautionary Statement on Forward-Looking Information” or similarly titled section or any other disclosures included in such documents to the extent that they are cautionary, predictive or forward-looking rather than historical facts) prior to the date of this Agreement or (ii) the Adam Disclosure Letter but, in the case of each of (i) and (ii), only to the extent of such express disclosure (and not, for the avoidance of doubt, any other consequences of the matter so disclosed);

provided, however, that any event, change, occurrence, effect or state of facts referred to in paragraphs (e) or (f) above may be taken into account in determining whether an Adam Material Adverse Effect has occurred but solely to the extent that it disproportionately adversely affects Adam and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries and jurisdictions in which Adam and its Subsidiaries operate.

“Adam Material Contract” has the meaning ascribed thereto in paragraph (s)(i) of Schedule E.

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“Adam Material Properties” has the meaning ascribed thereto in paragraph (v)(i) of Schedule E.

“Adam Meeting” means the general meeting of Adam Shareholders, including any adjournment or postponement thereof, to be convened to consider the Adam Resolution and the Adam Name Change Resolution and, to the extent determined by the Adam Board to be considered and voted on at the Adam Meeting, the Adam Remuneration Resolution.

“Adam Mineral Rights” has the meaning ascribed thereto in paragraph (t)(i)(B) of Schedule E.

“Adam Name Change Resolution” means the special resolution of the Adam Shareholders to change the name of Adam to “Anglo Teck plc” at the Effective Time, substantially in the form of Part B of Schedule C.

“Adam Owned Intellectual Property” has the meaning ascribed thereto in paragraph (ee)(i) of Schedule E.

“Adam Permits” has the meaning ascribed thereto in paragraph (cc) of Schedule E.

“Adam Permitted Dividends” means all dividends in respect of the Adam Shares declared in the ordinary course and in line with Adam’s dividend policy as of the date hereof (including in respect of the frequency and calculation of amounts distributable), with a record date after the date of this Agreement but on or prior to the Effective Date (notwithstanding that such dividends may be paid after the Effective Date to the Adam Shareholders as at such record date), subject to, with respect to any fiscal period of Adam (including the fiscal period containing the date of this Agreement), a maximum amount of such dividends not to exceed the amount (on a per share or aggregate basis) contemplated by such dividend policy for such fiscal period, in each case, calculated on the basis that each such Adam Permitted Dividend is converted into USD at the applicable Exchange Rate on such Adam Permitted Dividend’s declaration date. For greater certainty, the Adam Special Dividend is not an Adam Permitted Dividend.

“Adam Postponement Notice” has the meaning ascribed thereto in Section 2.11.

“Adam Public Documents” means: (a) all forms, reports, schedules, statements and other documents filed by Adam since January 1, 2024, with all applicable Governmental Entities which are publicly filed; (b) all information made available by Adam since January 1, 2024 by way of an announcement via a Regulatory Information Service; and (c) all information available on Adam’s website on the webpages entitled “Annual Report” and “Regulatory News” within the “Investor Relations” webpage, in the case of each of (a), (b) and (c) above, as of the date of this Agreement.

“Adam Real Property Interests” has the meaning ascribed thereto paragraph (t)(i)(A) of Schedule E.

“Adam Remuneration Resolution” means the ordinary resolution of the Adam Shareholders to authorise an amendment to the Adam director remuneration policy and the relevant Adam Incentive Plans to facilitate Adam’s retention and incentivization requirements arising in the period prior to the Effective Date, which may be considered and voted on at the Adam Meeting, or such other general meeting of the Company, as determined by the Adam Board, substantially in the form of Part C of Schedule C.

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“Adam Resolution” means the ordinary resolution of the Adam Shareholders to authorise (a) the allotment by the Adam Board of the Adam Consideration Shares and the Adam Exchange Shares; and (b) if required, an amendment to the terms of the Adam Incentive Plans to permit the grant of the Thor Replacement Options (or, subject to Section 2.15(1)(b), Thor Replacement Awards), in each case to be considered and voted on at the Adam Meeting substantially in the form of Part A of Schedule C.

“Adam Shareholder Approval” has the meaning ascribed thereto in Section 2.5(2).

“Adam Shareholder Resolutions” means the Adam Resolution, the Adam Name Change Resolution and the Adam Remuneration Resolution, each substantially in the form set out in Schedule C.

“Adam Shareholders” means the holders of Adam Shares.

“Adam Shares” means ordinary shares of $0.62385531135531 each in the capital of Adam.

“Adam Special Dividend” means the special dividend declared by Adam to its shareholders in an aggregate amount up to the amount necessary to ensure that the net dividend payable to holders of Adam Shares other than the Adam Charitable Trust Shares equals the Adam Special Dividend Amount.

“Adam Special Dividend Amount” means $4,500 million, plus the Adam Special Dividend Balancing Amount (which, for the avoidance of doubt, may result in a subtraction if the Adam Special Dividend Balancing Amount is negative, provided that the Adam Special Dividend Amount shall never be less than zero).

“Adam Special Dividend Balancing Amount” means an amount (which may be positive or negative) equal to (a) the Thor Adjusted Dividend Amount, minus (b) the aggregate amount of all Adam Permitted Dividends (with each such Adam Permitted Dividend converted into USD at the applicable Exchange Rate on such Adam Permitted Dividend’s declaration date).

“Adam Support Agreements” means the voting and support agreements dated the date hereof between Thor, on the one hand, and each of the Adam Shareholders party thereto, on the other hand.

“Adam Termination Payment” has the meaning ascribed thereto in Section 8.3(2)(c).

“Adam Termination Payment Event” has the meaning ascribed thereto in Section 8.3(5).

“Adam-Thor” means Adam, as enlarged by the completion of the Transaction, following the Effective Time.

“Adam-Thor Board” means the board of directors of Adam-Thor as the same is constituted from time to time, from and after the Effective Time.

“Adam-Thor Group” means, collectively, Adam-Thor and its Subsidiaries.

“Adjustment Factor” means 1.6596.

“affiliate” means, when describing a relationship between two Persons, that either one of them is under the direct or indirect control of the other, or each of them is directly or indirectly controlled by the same Person.

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“Agreed ICA Undertakings” has the meaning ascribed thereto in Section 5.5(6)(a).

“Agreement” means this arrangement agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Anti-Corruption Laws” means all applicable anti-bribery or anti-corruption Laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) or the U.K. Bribery Act 2010.

“Anti-Money Laundering Laws” means, as applicable, all laws, regulations or orders relating to money laundering, terrorist financing or the proceeds of criminal activity, including: (a) the European Union Money Laundering Directives and member states’, implementing legislation; (b) the UK Money Laundering Regulations 2017 (as amended); (c) UK Proceeds of Crime Act 2002; (d) the UK Terrorism Act 2000; (e) the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada); (f) the Criminal Code (Canada); and (g) the U.S. Bank Secrecy Act, USA PATRIOT Act and other U.S. legislation relating to money laundering.

“Applicable Payment Cap” has the meaning ascribed thereto in Section 8.3(10).

“Arrangement” means the arrangement of Thor under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.4 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Thor and Adam, each acting reasonably).

“Arrangement Resolution” means the special resolution of the Thor Shareholders approving the Arrangement which is to be considered at the Thor Meeting substantially in the form of Schedule B hereto.

“Articles of Arrangement” means the articles of arrangement of Thor in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in form and content satisfactory to Thor and Adam, each acting reasonably.

“ASD Deadline” has the meaning ascribed thereto in Section 5.3(5).

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, allowance, exemption, waiver, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity.

“Base Closing Date” has the meaning ascribed thereto in Section 2.11.

“Benefit Plan” means any plan, Contract, program, policy, practice or undertaking, whether written or oral, funded or unfunded, insured or uninsured, registered or unregistered, that provides any employee benefit, fringe benefit, supplemental unemployment benefit, bonus, commission, incentive, profit sharing, deferred compensation, severance, change of control, retention, termination, vacation and vacation pay, pension, supplemental pension, retirement, savings, health, welfare, wellness, medical, dental, vision, disability, hospitalization, life or accident insurance, loan and any similar plans, Contracts, programs, policies, practices, undertakings; excluding (a) Statutory Plans and (b) equity or security-based compensation

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arrangements (including, as applicable, the Adam Incentive Plans and the Thor Incentive Plans).

“Breaching Party” has the meaning ascribed thereto in Section 5.9(1).

“Burdensome Condition” [Redacted: Commercially sensitive matters related to Regulatory Approvals.]

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in: Vancouver, British Columbia, Canada; London, England, United Kingdom; New York, New York, United States; or Johannesburg, South Africa.

“CallCo” means a wholly-owned subsidiary of Adam to be incorporated under the Laws of Canada prior to the Effective Time.

“CapEx” has the meaning ascribed thereto in Section 5.1(1)(b)(xiii).

“Cause” means termination of employment or engagement on grounds of substantial performance issues and/or gross misconduct in accordance with the terms of any applicable employment agreement (or equivalent engagement agreement) and all applicable Law.

“CBCA” means the Canada Business Corporations Act.

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“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement.

“Change in Recommendation” means an Adam Change in Recommendation or a Thor Change in Recommendation, as the context requires.

“City Code” means the UK City Code on Takeovers and Mergers.

“Collective Agreement” means collective agreements and related Contracts and documents with labor unions, labor organizations, works councils, bargaining agents, employee associations or any other employee representative body, including all addenda, wage scale listings, benefit agreements, letters of understanding, letters of intent and other written communications that govern terms and conditions of employment with any employees to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound as at the date of this Agreement.

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or her designee.

“Community Claim” means as applicable, any and all claims (whether or not proven) by any Person to or in respect of: (a) rights, title, or interest of any indigenous or aboriginal group by virtue of its status as an indigenous or aboriginal group; (b) treaty rights; or (c) any local community group.

“Companies Act” means the UK Companies Act 2006.

“Competition Act” means the Competition Act (Canada).

“Confidentiality and Standstill Agreement” means the mutual confidentiality and standstill agreement between Adam and Thor dated July 14, 2025.

“Consideration” means the consideration to be received by the Thor Shareholders pursuant to the Plan of Arrangement as consideration for their Thor Shares, consisting of: (a) in the case of each Exchangeable Elected Share, the Exchange Ratio of an Exchangeable Share per Exchangeable Elected Share (collectively, the “Exchangeable Consideration Shares”); and (b) in the case of each other Thor Share, the Exchange Ratio of an Adam Share per Thor Share (collectively, the “Adam Consideration Shares”).

“Consideration Shares” means, collectively, the Adam Consideration Shares and the Exchangeable Consideration Shares.

“Constating Documents” means, as applicable to each Person, such Person’s articles of incorporation, association, amalgamation, arrangement or continuation, partnership agreements, unanimous shareholders agreements and/or by-laws (or equivalent documents), as applicable, and all amendments to such articles, partnership agreements, unanimous shareholders agreements or by-laws (or equivalent documents).

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the Supreme Court of British Columbia.

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“Closing Date” has the meaning ascribed thereto in Section 2.11.

“Depositary” means TSX Trust Company or such other Person as Thor may appoint to act as depositary in connection with the Arrangement, with the approval of Adam, acting reasonably.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Disclosure Guidance and Transparency Rules” means the disclosure guidance and transparency rules made by the FCA under Part VI of FSMA (as set out in the FCA Handbook).

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Eligible Holder” means a Thor Shareholder that is: (a) a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from Tax under Part I of the Tax Act; or (b) a partnership, any direct or indirect member of which is a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from Tax under Part I of the Tax Act.

“Environmental Laws” means all applicable Laws and agreements with Governmental Entities and all other statutory requirements (including statutory guidance notes and codes of practice having the force of Law) relating to public and/or worker health and safety, exposure to Hazardous Substances or the protection, use, or exploitation of the environment or natural resources and all Authorizations issued pursuant to such Laws, agreements or statutory requirements.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any Person means any other Person (whether or not incorporated) that, together with such Person, is or was at the relevant time considered under common control with or treated as a single employer under Section 414(b), (c), (m) or (o) of the U.S. Tax Code.

“Exchange Rate” means, with respect to the conversion of a particular currency on a particular day into USD, the mid-point spot rate of exchange for that currency into USD at the rate quoted by Bloomberg as at 4:00 p.m. (London time) one (1) Business Day before the relevant day.

“Exchange Ratio” means 1.3301, as such Exchange Ratio may be adjusted pursuant to Section 2.13.

“Exchangeable Consideration Shares” has the meaning ascribed thereto in the definition of “Consideration”.

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“Exchangeable Elected Share” means each Thor Share in respect of which an Eligible Holder shall have validly made an election in accordance with the Plan of Arrangement and the Letter of Transmittal and Election Form (as defined in the Plan of Arrangement).

“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be in the form agreed to by Adam and Thor pursuant to Section 5.14(1).

“Exchangeable Share Support Agreement” means the exchangeable share support agreement among Adam, ExchangeCo and CallCo, in the form agreed to by Adam and Thor pursuant to Section 5.14(1), to be entered into in connection with and pursuant to the Plan of Arrangement.

“Exchangeable Shares” means the redeemable preferred shares in the capital of ExchangeCo, having the rights, privileges, restrictions and conditions set forth in the Exchangeable Share Provisions.

“ExchangeCo” means a wholly-owned subsidiary of Adam to be incorporated under the Laws of Canada prior to the Effective Time.

“ExchangeCo Deferred Share Provisions” means the rights, privileges, restrictions and conditions attaching to the ExchangeCo Deferred Shares, which rights, privileges, restrictions and conditions shall be in the form agreed to by Adam and Thor pursuant to Section 5.14(1).

“ExchangeCo Deferred Shares” means the deferred shares in the capital of ExchangeCo, having the rights, privileges, restrictions and conditions set forth in the ExchangeCo Deferred Shares Provisions.

“ExchangeCo Shares” means the common shares in the capital of ExchangeCo.

“Expert” has the meaning ascribed thereto in Section 2.13(3).

“FCA” means the United Kingdom Financial Conduct Authority.

“FCA Handbook” means the FCA’s Handbook of Rules and Guidance.

“Final Order” means the order of the Court approving the Arrangement in the form acceptable to Thor and Adam, each acting reasonably, as such order may be amended by the Court (with prior written consent of both Adam and Thor, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to Adam and Thor, each acting reasonably) on appeal.

“Financing Arrangements” has the meaning ascribed thereto in Section 5.17.

“Fraud” means fraud that is committed with actual knowledge of falsity and with the intent to deceive or mislead another.

“FSMA” means the United Kingdom Financial Services and Markets Act 2000.

“GBP” means pound sterling, the lawful currency of the United Kingdom.

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“Goods” has the meaning ascribed thereto in the definition of Material Contracts.

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, Tax Authority, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the TSX, NYSE, LSE and JSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing.

“Hazardous Substances” mean any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, hazardous recyclable, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted, regulated under, or identified in any Environmental Laws.

“HoldCo” has the meaning ascribed thereto in Section 5.14(2)(b).

“HoldCo Waiver” has the meaning ascribed thereto in Schedule 5.14.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“ICA” means the Investment Canada Act (Canada).

“ICA Approval” means, in respect of the Transactions, that: (a) Adam shall have received written evidence from the responsible Minister under the ICA that the Minister is satisfied or is deemed to be satisfied that the Transactions are likely to be of net benefit to Canada pursuant to the ICA; and (b) there shall be no order prohibiting the consummation of the Arrangement under Part IV.1 of the ICA.

“IFRS” means International Financial Reporting Standards, and, (a) in the case of Adam, as issued by the International Accounting Standards Board, as applied in accordance with the provisions of the Companies Act and The Large and Medium-Sized Companies and Group (Accounts and Reports) Regulations 2008 (SI 2008/410), and (b) in the case of Thor, as issued by the International Accounting Standards Board as applicable to entities that are publicly accountable in Canada, in effect from time to time.

[Redacted: Commercially sensitive matters related to Adam projects.]

“Indemnitee” and “Indemnitees” have the respective meanings ascribed thereto in Section 5.10(3).

“Information Technology” means all computer systems, communications systems, software (other than off-the-shelf software), firmware, middleware and hardware, and other information technology systems or infrastructure, whether owned, used or licensed.

“Integration Planning Team” has the meaning ascribed thereto in Section 5.7(2).

“Intellectual Property” means all intellectual property rights anywhere in the world, including in or with respect to: (a) patents or inventions; (b) means any trademark, service mark, trade dress, trade name, corporate name or similar designation of source of origin, and all goodwill associated with the use of and symbolized by any of the foregoing; (c) domain names and social media identifiers; (d) copyrights and any other equivalent rights in works of authorship

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(including rights in software, databases or designs as a work of authorship), moral rights, and mask work rights; (e) trade secrets, industrial secret rights, and other rights in know-how, data and confidential and proprietary information, including in technologies, processes, techniques, protocols, methodologies, methods, formulae, algorithms, layouts, designs, specifications, confidential information, in each case, that derive independent economic value, whether actual or potential, from not being known to other Persons; and (f) with respect to any of the foregoing, as applicable, any registrations, applications, provisionals, renewals, extensions, reissues, divisions, revisions, re-examinations, continuations, or continuations-in-part.

“Interim Order” means an order of the Court, in a form acceptable to Adam and Thor, each acting reasonably, containing declarations and directions in respect of the notices to be given and the conduct of the Thor Meeting with respect to the Arrangement as more fully set out herein.

“Interim Period” has the meaning ascribed thereto in Section 5.1(1).

“JORC Code” has the meaning ascribed thereto in paragraph (v)(i) of Schedule E.

“JSE” means, as the context may require, either, (a) JSE Limited, a company incorporated under the laws of South Africa with registration number 2005/022939/06, or (b) the securities exchange licensed as an exchange under the SA Financial Markets Act and operated by JSE Limited.

“JSE Admission” means the admission of the Adam Consideration Shares to listing and trading on the Main Board of the JSE in accordance with the JSE Listings Requirements.

“JSE Listings Requirements” means the listings requirements of the JSE.

“Key Joint Ventures” means: (a) in respect of Thor, the Persons and/or Contracts, as applicable, listed in Section 1.1 of the Thor Disclosure Letter (“Thor Key Joint Ventures”); and (b) in respect of Adam, the Persons and/or Contracts listed in Section 1.1 of the Adam Disclosure Letter (“Adam Key Joint Ventures”).

“Key Regulatory Approvals” means the approvals, clearances, decisions and confirmations set out in Schedule 5.5, including the ICA Approval.

“Law” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, writs, decrees, declarations, treaties, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic, foreign, or supranational and the terms and conditions of any Authorization of or from any Governmental Entity, including for this purpose a self-regulatory authority (including TSX, NYSE, JSE and LSE), and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, assets, property or securities.

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, conditional sale agreement, capital lease or title retention agreement, encumbrances and adverse rights or claims, other third-party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) that has a similar economic effect as, or that is capable of becoming, any of the foregoing.

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“LSE” means London Stock Exchange plc.

“LSE Admission” means the admission of the Adam Consideration Shares to listing in the equity shares (commercial companies) category of the Official List of the FCA and to trading on the LSE’s main market for listed securities.

“Mailing Deadline” means November 10, 2025.

“Market Abuse Regulation” means the UK Market Abuse Regulation (assimilated Regulation (EU) 596/2014) as it forms part of the law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

“Material Contracts” means, in respect of a Party, any Contract to which such Party or any of its Subsidiaries is a party or bound as of the date hereof and: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have an Adam Material Adverse Effect or Thor Material Adverse Effect (as the case may be) on such Party; (b) relating to any Adam Indebtedness or Thor Indebtedness (as the case may be), whether incurred, assumed, guaranteed or secured by any material asset of such Party or any of such Party’s Subsidiaries, with an outstanding principal amount in excess of [Redacted: Dollar value.] for Adam and [Redacted: Dollar value.] for Thor; (c) that is a governing or other similar definitive Contract in respect of any Key Joint Venture; (d) under which such Party or any of its Subsidiaries is obligated or expects to make or receive payments in excess of [Redacted: Dollar value.] for Adam and [Redacted: Dollar value.] for Thor over the remaining term of the Contract, other than Contracts (i) for the purchase or sale (however structured) of tangible property (including raw materials, inventory, finished products and other goods (collectively, “Goods”)) in the Ordinary Course of such Party; or (ii) that are terminable for convenience by either party thereto on less than [Redacted: Time period.] notice without any payment or penalty that would be material to such Party and its Subsidiaries, taken as a whole; (e) that is in respect of a hedging, swap or any other derivative arrangement with a value (or aggregate value if applicable) in excess of [Redacted: Dollar value.] for Adam and [Redacted: Dollar value.] for Thor valued at the termination value thereof; (f) that is a non-competition or non-solicitation Contract or that contains similar restrictive covenants, in each case, which (i) limits the localities in which the business (or the operations of a material asset) of such Party or any of its Subsidiaries is conducted, (ii) limits the lines of business that may be conducted by such Party or any of its Subsidiaries or (iii) provides for an “area of interest”, or similar exclusivity provision for a term longer than two (2) years, for the benefit of a third party in relation to any properties or assets of such Party or its Subsidiaries, in the case of each of (i) through (iii) above, in a manner that is material to such Party and its Subsidiaries, taken as a whole; (g) that is a definitive Collective Agreement governing the terms and conditions of employment with any Party’s or its Subsidiaries’ employees; (h) that is between a Party or any of its Subsidiaries, on the one hand, and any Governmental Entity, on the other hand, and is material to such Party and its Subsidiaries, taken as a whole, other than Contracts (including Adam Permits or Thor Permits, as applicable) in the Ordinary Course of such Party; (i) that is between a Party or any of its Subsidiaries, on the one hand, and any of their respective officers, directors or direct or indirect shareholders holding greater than five percent (5%) of any class of equity securities of such Party, on the other hand, excluding (A) in the case of such directors or officers, an employment, compensation, severance or other employment-related agreement, indemnification agreement or Benefit Plan, (B) fees, advances or reimbursements payable in the Ordinary Course to members of the Adam Board or the Thor Board, as applicable, (C) commercial contracts entered into with shareholders of such Party in the Ordinary Course on arm’s-length terms and joint venture contracts or related shareholder funding agreements on arm’s-length terms, and (D) intercompany Contracts solely among such Party and its Subsidiaries; or (j) that is between a Party or any of its wholly-owned Subsidiaries, on the one hand, and any of such Party’s Key

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Joint Ventures, on the other hand, excluding, (i) Contracts for the purchase or sale (however structured) of Goods or other tangible property and (ii) Contracts on arm’s-length terms.

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act.

“Material Subsidiary” means, in respect of a Party, a Subsidiary of that Party, the total assets of which constitute more than ten percent (10%) of the consolidated assets of that Party as at December 31, 2024, or the total revenues of which constitute more than ten percent (10%) of the consolidated revenues of that Party for the year ended December 31, 2024.

“Meeting Deadline” means December 9, 2025.

“misrepresentation” has the meaning ascribed thereto in the Securities Act.

“Negative ASD Conclusion” has the meaning ascribed thereto in Section 5.18.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.

“NYSE” means the New York Stock Exchange.

“NYSE Approval” means that the Adam American Depositary Receipts (including the Adam Consideration Shares) shall have been accepted for listing on the NYSE, subject to official notice of the occurrence of the Effective Time.

“Official List” means the official list maintained by the FCA.

“Ordinary Course” means, with respect to an action taken by a Party or any of its Subsidiaries, that such action is consistent with the past practices of such Party or such Subsidiary and is taken in the ordinary course of the normal day-to-day operations of the business of such Party or such Subsidiary.

“Outside Date” means 11:59 p.m. on the date that is eighteen (18) months after the date of this Agreement, provided that, if (a) the Effective Date has not occurred by such date as a result of the failure to satisfy the condition set forth in Section 7.1(d) or Section 7.1(i), and (b) all other conditions set forth in Section 7.1, Section 7.2 and Section 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Effective Time, each of which is capable of being satisfied at the Effective Time or, to the extent permitted by applicable Law, waived), then such date shall be automatically extended by three (3) months on up to two (2) occasions (or until such other time as may be agreed in writing by the Parties), provided further that the Outside Date shall be subject to extension under Section 2.11, Section 2.13(4) and Section 9.3.

“Panel” has the meaning ascribed thereto in Section 6.6(3).

“Parties” means Thor and Adam, and “Party” means any of them.

“Payee” has the meaning ascribed thereto in Section 8.3(11).

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“Payment” has the meaning ascribed thereto in Section 8.3(2)(a).

“PBGC” has the meaning ascribed thereto in paragraph (aa)(ii)(G) of Schedule D.

“Performance Condition” has the meaning ascribed thereto in the Plan of Arrangement.

“Performance Determination Notice” has the meaning ascribed thereto in the Plan of Arrangement.

“Permitted Lien” or “Permitted Liens” means:

(a)	any Lien imposed by any Governmental Entity for Taxes not yet due and delinquent or which are being contested in good faith and by appropriate proceedings for which adequate reserves have been established in accordance with IFRS (to the extent required by IFRS);
(b)	Liens arising by operation of Law, securing the claims of Persons having taken part in the construction or renovation of real property and other like Liens arising in the Ordinary Course; statutory Liens incurred or pledges or deposits made under worker’s compensation, employment insurance and other social security legislation;
(c)	Liens or deposits to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature (other than for borrowed money) incurred in the Ordinary Course;
(d)	servitudes, easements, rights-of-way, restrictions and other similar Liens incurred in the Ordinary Course and Liens consisting of zoning or building restrictions, easements, licences, restrictions on the use of real property or minor imperfections in title thereto in each case, which do not materially interfere with the current use, occupation and enjoyment in the Ordinary Course by the applicable Party or its Subsidiaries of any assets that are material to such Party and its Subsidiaries, taken as a whole;

(e)	Liens of or resulting from any order by a Governmental Entity, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the applicable Person is at any time in good faith prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;
(f)	undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Laws or of which written notice has not been duly given in accordance with Laws or which although filed or registered, relate to obligations not due or delinquent;
(g)	the rights reserved to or vested in Governmental Entities by statutory provisions;
(h)	security provided to public utilities or to any municipalities or similar public authorities when required by the utility, municipality or similar public authority in connection with the supply of services or utilities;
(i)	Liens which are in place in relation to any liabilities or funding obligations owed from time to time to any Adam Benefit Plan which is a UK defined benefit pension arrangement;
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(j)	Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of combination of accounts or similar rights in the Ordinary Course of conducting day-to-day banking business in relation to deposit accounts or other funds maintained with a creditor depository institution;
(k)	Liens arising from the right of distress enjoyed by landlords or Liens otherwise granted to landlords, in either case, to secure the payment of arrears of rent in respect of any leased real property;
(l)	Liens that are registered or recorded against title to any assets of a Party or its Subsidiaries as of the date hereof, or which are registered subsequent to such date in the Ordinary Course and which, in each case, do not materially interfere with the use, occupation and enjoyment by such Party or its Subsidiaries of any such assets in the Ordinary Course;
(m)	other Liens and minor irregularities in title which do not materially interfere with the current use, occupation and enjoyment by a Party or its Subsidiaries of any assets that are material to such Party and its Subsidiaries, taken as a whole, in the Ordinary Course; and
(n)	Liens that have been adequately reflected or reserved on the latest consolidated balance sheet of such Party, and/or for which adequate holdbacks are being maintained, if and as required under IFRS or applicable Law.

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Personal Information” has the meaning ascribed thereto in applicable Privacy Laws.

“Plan of Arrangement” means the plan of arrangement of Thor, substantially in the form of Schedule A, and any amendments or variations thereto made in accordance with Section 8.4 or upon the direction of the Court in the Final Order with the consent of Thor and Adam, each acting reasonably.

“Possible Non-compliance Event” has the meaning ascribed thereto in Section 6.6(3).

“Postponement Notice” means an Adam Postponement Notice or a Thor Postponement Notice.

“Pre-Closing Reorganization” has the meaning ascribed thereto in Section 5.16.

“Privacy Laws” means all applicable Laws relating to privacy, data security and the processing of Personal Information, including the Personal Information Protection and Electronic Documents Act (Canada), substantially similar provincial and territorial laws, and the equivalent Laws in the United Kingdom.

“Prospectus Rules” means, as applicable at the relevant time, either (a) the Prospectus Regulation Rules sourcebook published and maintained by the FCA, or (b) the Public Offers and Admissions to Trading Regulations 2024 (SI 2024/105) and the Prospectus Rules: Admission to Trading on a Regulated Market sourcebook of the FCA made thereunder and forming part of the FCA Handbook.

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“Qualified Person” or “Qualified Persons” has the meaning ascribed thereto in NI 43-101.

“Receiving Party” has the meaning ascribed thereto in Section 5.13.

“Recipient” has the meaning ascribed thereto in Section 5.8(1).

“Regulatory Approvals” means any consent, waiver, permit, exemption, relief, review, order, decision or approval of, or any notification, registration and filing with or withdrawal of any formal objection or successful conclusion of any litigation brought by, any Governmental Entity, the expiry, waiver or termination of any waiting period by Law, or the expiry, waiver or termination of any written agreement between the Parties and a Governmental Entity to refrain from consummating the Arrangement, in each case required or advisable under Law in connection with the Arrangement, including the Key Regulatory Approvals.

“Regulatory Information Service” has the meaning given in the FCA Handbook.

“Related Parties” has the meaning ascribed thereto in Section 8.3(10).

“Representatives” has the meaning ascribed thereto under Section 6.1(1).

“Requesting Party” has the meaning ascribed thereto in Section 5.13.

“Response Period” has the meaning ascribed thereto under Section 6.4(1)(d).

“SA Companies Act” means the South African Companies Act, 2008.

“SA Financial Markets Act” means the South African Financial Markets Act, 2012.

“SAMREC Code” has the meaning ascribed thereto in paragraph (v)(i) of Schedule E.

“Sanctioned Country” means any country or region that is, or has been since April 24, 2019, the subject of a comprehensive country-wide or region-wide Sanctions Laws from time to time. As of the date of this Agreement, Sanctioned Country includes each of the following: Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the area of the Kherson Oblast of Ukraine that is illegally occupied by the Russian Federation, and the area of the Zaporizhzhia Oblast of Ukraine that is illegally occupied by the Russian Federation.

“Sanctioned Person” means (a) any Person listed or designated under any Sanctions Laws, (b) any Person operating, organized, or resident in a Sanctioned Country, (c) any Person owned fifty percent (50%) or more, individually or in the aggregate, directly or indirectly, by, or owned or (as relevant and defined under Sanctions Laws) controlled by, or acting or purporting to act on behalf of any such Person, (d) any government of a Sanctioned Country, or (e) any entity fifty percent (50%) or more owned or (as relevant and defined under Sanctions Laws) controlled by any such government of a Sanctioned Country.

“Sanctions Laws” means all applicable Laws imposing economic or financial sanctions and export controls administered by any of the United Nations Security Council, the United States government, the European Union, the United Kingdom government, the Peruvian government, the Chilean government, the Canadian government, the Australian government, the respective governmental institutions and agencies of any of the foregoing, including the Office of Foreign Assets Control of the United States Department of Treasury, the United States Department of State and the United States Department of Commerce and His Majesty’s Treasury, or any

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other Governmental Entity with responsibility for imposing, administering or enforcing economic or financial sanctions with jurisdiction over the applicable Party or any of its Subsidiaries or Key Joint Ventures.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations, orders, and published policies made thereunder.

“Securities Authorities” means the British Columbia Securities Commission and any other applicable securities commission or securities regulatory authority of a province or territory of Canada.

“Securities Laws” means:

(a)	in Canada, the Securities Act, together with all other applicable provincial and territorial securities Laws, rules and regulations and published policies thereunder;
(b)	in the United Kingdom, the UK Listing Rules, the Prospectus Rules, the Disclosure Guidance and Transparency Rules, the Companies Act, the City Code and the FSMA, together with all other applicable securities Laws, rules and regulations and published policies thereunder;
(c)	in the United States, the U.S. Securities Act and the U.S. Exchange Act and other applicable rules and regulations and published policies thereunder; and
(d)	in South Africa, the SA Companies Act, the SA Financial Markets Act and the JSE Listings Requirements.

“SEDAR+” means the System for Electronic Data Analysis and Retrieval+ maintained on behalf of the Securities Authorities.

“Specified Jurisdictions” means the jurisdictions specified in Section 1.1 of the Thor Disclosure Letter.

“Statutory Plans” means statutory benefit plans pursuant to which Thor or any of the Subsidiaries of Thor, or Adam or any of the Subsidiaries of Adam, as applicable, are required to make contributions or remittances in accordance with applicable Laws and that are administered by any Governmental Entity, including any benefit plans administered pursuant to applicable health, tax, workplace safety insurance, and employment insurance Laws.

“Subsidiary” means, with respect to a Person, any body corporate, partnership, joint venture or other non-natural Person: (a) of which more than fifty percent (50%) of the outstanding shares or other voting securities ordinarily entitled to elect a majority of the board of directors (or equivalent governing body) thereof (whether or not shares or other securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such Person; or (b) over which such Person exercises control.

“Superior Proposal” means, in relation to a Party, any bona fide Acquisition Proposal to acquire not less than all of the outstanding voting and equity securities of that Party, other than any such securities owned by the Person or Persons making such Acquisition Proposal, any such securities held in treasury or, in the case of Adam, the Adam Charitable Trust Shares, or

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all or substantially all of the assets of that Party on a consolidated basis, that: (a) the board of directors of that Party determines in good faith (after consultation with its financial and legal advisors) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person or Persons making such Acquisition Proposal; (b) is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the board of directors of that Party, acting in good faith (after consultation with its financial and legal advisors); (c) is not subject to a due diligence and/or access condition to complete such Acquisition Proposal; (d) complies in all material respects with applicable Law; and (e) the board of directors of that Party determines in good faith (after consultation with its financial and legal advisors), taking into account all of the terms and conditions of such Acquisition Proposal, would, if consummated in accordance with such terms (but without assuming away any risk of non-completion or undue delay), result in a transaction that is more favorable for that Party, having regard to, among other things, the likely financial consequences of such Acquisition Proposal in the long term and the interests of all of the stakeholders of that Party, than the Transaction (including any adjustment to the terms and conditions of the Transaction and this Agreement proposed by the other Party pursuant to Section 6.4(2)).

“Superior Proposal Action” has the meaning ascribed thereto in Section 6.4(1).

“Support Agreements” means the Adam Support Agreements or the Thor Support Agreements, as applicable.

“Tax” means any taxes, duties, fees, premiums, assessments, imposts, levies and other charges in the nature of taxation and all related withholdings or deductions of any nature imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, capital gain, minimum, large corporation, transfer, land transfer, sales, goods and services, harmonized sales, use, value added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or secondary liability in respect of any of the foregoing.

“Tax Act” means the Income Tax Act (Canada).

“Tax Authority” means any taxing or other authority (whether within or outside the United Kingdom or Canada) competent to impose any Tax liability, or assess or collect any Tax.

“Tax Return” or “Tax Returns” includes all returns, reports, declarations, elections, designations, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Law or by a Governmental Entity to be made, prepared or filed in respect of Taxes.

“Terminating Party” has the meaning ascribed thereto in Section 5.9(1).

“Termination Notice” has the meaning ascribed thereto in Section 5.9(1).

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“Thor Adjusted Dividend Amount” means an amount equal to the product of (a) the aggregate amount of the Thor Ordinary Permitted Dividends (if any, each such Thor Ordinary Permitted Dividend converted into USD at the applicable Exchange Rate on such Thor Ordinary Permitted Dividend’s declaration date), multiplied by (b) the Adjustment Factor. For the avoidance of doubt, if the aggregate amount of the Thor Ordinary Permitted Dividends is equal to zero, then the Thor Adjusted Dividend Amount shall be zero.

“Thor Benefit Plans” means any Benefit Plans which are (a) sponsored, contributed to, funded, maintained or administered by or binding upon Thor or any of the Subsidiaries of Thor, (b) for which Thor or any Subsidiaries of Thor could reasonably be expected to have any liability or contingent liability, or (c) pursuant to which payments are made to, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to, any of the current or former employees, directors or officers of Thor or any of the Subsidiaries of Thor, individuals working on contract with Thor or any of the Subsidiaries of Thor or other individuals providing services to Thor or any of the Subsidiaries of Thor of a kind normally provided by employees (or any spouses, dependents, survivors or beneficiaries of any such persons) and in relation to which Thor or any of its Subsidiaries has any liability.

“Thor Board” means the board of directors of Thor as the same is constituted from time to time.

“Thor Board Recommendation” means the unanimous determination of the Thor Board, after consultation with its legal and financial advisors, that the Arrangement is in the best interests of Thor and is fair to Thor Shareholders, and the unanimous recommendation of the Thor Board to Thor Shareholders that they vote in favour of the Arrangement Resolution.

“Thor CapEx Plan” means the annual capital expenditures plan of Thor and its Subsidiaries as set forth on Section 5.1(1)(b)(xiii) of the Thor Disclosure Letter.

“Thor Catch-Up Dividend Amount” has the meaning ascribed thereto in Section 5.18.

“Thor Catch-Up Dividend” has the meaning ascribed thereto in Section 5.18.

“Thor Change in Recommendation” means the occurrence of any of the following prior to the Thor Shareholder Approval having been obtained: the Thor Board (a) withdraws, amends, modifies or qualifies, or publicly proposes or states its intention to withdraw, amend, modify or qualify, the Thor Board Recommendation in an adverse manner to Adam; (b) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal or takes no position or a neutral position with respect to an Acquisition Proposal for more than five (5) Business Days (or in the event the Thor Meeting is scheduled to occur within five (5) Business Days, beyond the third (3rd) Business Day prior to the date of the Thor Meeting); (c) fails to include the Thor Board Recommendation in the Thor Circular or publicly reaffirm (without qualification) the Thor Board Recommendation within five (5) Business Days after having been requested in writing by Adam to do so (or in the event the Thor Meeting is scheduled to occur within five (5) Business Days of such request, prior to the third (3rd) Business Day prior to the date of the Thor Meeting); or (d) passes a resolution to take any of the foregoing actions in clauses (a) through (c) above.

“Thor Circular” means the notice of the Thor Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Thor Shareholders in connection with the Thor Meeting, as amended, supplemented or otherwise modified from time to time.

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“Thor Class A Shareholders” means the holders of Thor Class A Shares.

“Thor Class A Shares” means the class A common shares in the capital of Thor.

“Thor Class B Shareholders” means the holders of Thor Class B Shares.

“Thor Class B Shares” means the class B subordinate voting shares in the capital of Thor.

“Thor Corporate IT” has the meaning ascribed thereto in paragraph (ff)(i) of Schedule D.

“Thor Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by Thor to Adam with this Agreement.

“Thor DSUs” means outstanding deferred share units granted by Thor pursuant to the Thor Incentive Plans or otherwise.

“Thor Employees” means employees of Thor or any of its Subsidiaries.

“Thor Existing Indebtedness” means any existing Thor Indebtedness.

“Thor Financial Advisor Opinions” means the opinions of BMO Nesbitt Burns Inc. and Scotia Capital Inc. to the effect that, as of the date of such opinions and based upon and subject to the various assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Thor Shareholders is fair, from a financial point of view, to such holders.

“Thor Financial Statements” has the meaning ascribed thereto in paragraph (m) of Schedule D.

“Thor Incentive Awards” means Thor DSUs, Thor Options, Thor PDSUs, Thor PSUs and Thor RSUs.

“Thor Incentive Plans” means the 2010 Stock Option Plan of Thor, as amended, the Performance Deferred Share Unit Plan of Thor, the Deferred Share Unit Plan of Thor, as amended, the Restricted Share Unit Plan, as amended, and the Thor PSU Plan (as defined below).

“Thor Indebtedness” means any indebtedness for borrowed money of Thor and its Subsidiaries on a consolidated basis, including any credit facilities or liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; provided that, Thor Indebtedness shall not include any indebtedness solely among Thor and its wholly-owned Subsidiaries or any indebtedness owing pursuant to shareholder loans or other advances made by securityholders of any non-wholly-owned Subsidiary or joint venture of Thor (including Thor Key Joint Ventures).

“Thor JV Document” means the Constating Documents of or other Contract governing any Thor joint venture in each case as in effect on the date of this Agreement.

“Thor Key Joint Ventures” has the meaning ascribed thereto in the definition of Key Joint Ventures.

“Thor Material Adverse Effect” means any event, change, occurrence, effect or state of facts, that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts has a long-term material adverse effect on the business, operations, results of

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operations or condition (financial or otherwise) of Thor and its Subsidiaries taken as a whole, provided that none of the following (or the results thereof) shall constitute or be taken into account in determining whether a Thor Material Adverse Effect has occurred:

(a)	any change or development affecting any of the industries in which Thor and its Subsidiaries operate;
(b)	any changes in commodity prices;
(c)	any change or development in or relating to general economic, business, banking, financial, credit, currency exchange, interest rate, rates of inflation or capital market conditions, including inflation, supply chain disruptions, labor shortages, interest rates, foreign exchange or exchange rates;
(d)	any change or development in global, national or regional political or regulatory conditions (including general labor strikes, lockouts, protests, riots or any act of terrorism, sabotage, espionage, cyberattack or any outbreak of hostilities or war or any escalation or worsening thereof, anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions or the threat thereof);
(e)	any epidemic, pandemic or disease outbreak or any worsening thereof (including any response of Governmental Entities thereto);
(f)	any hurricane, flood, tornado, earthquake, wildfire or other natural or man-made disaster;
(g)	any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity, and any action taken (or omitted to be taken) by Thor or its Subsidiaries which is required thereby;
(h)	any change in generally accepted accounting principles, including IFRS, or regulatory accounting requirements applicable in the jurisdictions in which Thor or any of its Subsidiaries conducts business;
(i)	the negotiation, execution or announcement of this Agreement or any public disclosure relating to the foregoing, including the initiation of litigation by any Person with respect to this Agreement or the Transaction, and any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, partners, employees or other stakeholders of Thor or any of its Subsidiaries or with any Governmental Entities, due to the negotiation, execution or announcement of this Agreement or the Transaction, the actions required or authorized hereby, or any public disclosure relating to the foregoing (provided that this paragraph (i) shall not apply to any representation or warranty that address the consequences of the negotiation, execution or announcement of this Agreement or the Transaction, the actions required or authorized hereby, or any public disclosure relating to the foregoing);
(j)	actions or inactions taken by Thor or any of its Subsidiaries that are expressly required by this Agreement or that are taken at the written request of or with the prior written consent of Adam;
(k)	any change in the market price or trading volume of any securities of Thor (it being understood that the causes underlying such change in market price may be taken into
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account in determining whether a Thor Material Adverse Effect has occurred to the extent not otherwise excluded by any other clause in this definition), or any suspension of trading in securities generally or on any securities exchange on which any securities of Thor trades;
(l)	the failure, in and of itself, of Thor to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Thor Material Adverse Effect has occurred to the extent not otherwise excluded by any other clause in this definition);
(m)	any downgrade or anticipated downgrade in rating or rating outlook applicable to any of Thor, its Subsidiaries or their securities (it being understood that the causes underlying such downgrade may be taken into account in determining whether a Thor Material Adverse Effect has occurred to the extent not otherwise excluded by any other clause in this definition); or
(n)	any matter that has been expressly disclosed in (i) the Thor Public Documents (excluding any disclosures set forth in any section of a document in the Thor Public Documents entitled “Risk Factors,” “Cautionary Statement on Forward-Looking Information” or similarly titled section or any other disclosures included in such documents to the extent that they are cautionary, predictive or forward-looking rather than historical facts) prior to the date of this Agreement or (ii) the Thor Disclosure Letter but, in the case of each of (i) and (ii), only to the extent of such express disclosure (and not, for the avoidance of doubt, any other consequences of the matter so disclosed);

provided, however, that any event, change, occurrence, effect or state of facts referred to in paragraphs (e) or (f) above may be taken into account in determining whether a Thor Material Adverse Effect has occurred but solely to the extent that it disproportionately adversely affects Thor and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries and jurisdictions in which Thor and its Subsidiaries operate.

“Thor Material Contract” has the meaning ascribed thereto in paragraph (t)(i) of Schedule D.

“Thor Material Properties” has the meaning ascribed thereto in paragraph (w)(i) of Schedule D.

“Thor Meeting” means the special meeting of Thor Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Thor Mineral Rights” has the meaning ascribed thereto in paragraph (u)(i)(B) of Schedule D.

“Thor Options” means any outstanding share purchase options issued by Thor pursuant to the Thor Incentive Plans or otherwise.

“Thor Owned Intellectual Property” has the meaning ascribed thereto in paragraph (ee)(i) of Schedule D.

“Thor PDSUs” means performance deferred share units granted by Thor pursuant to the Thor Incentive Plans or otherwise.

“Thor Permits” has the meaning ascribed thereto in paragraph (dd) of Schedule D.

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“Thor Permitted Dividends” means (a) all dividends in respect of the Thor Shares declared in the ordinary course with a record date after the date of this Agreement but on or prior to the Effective Date (notwithstanding that such dividends may be paid after the Effective Date to the Thor Shareholders as at such record date), subject to, with respect to any fiscal quarter of Thor (including the fiscal quarter containing the date of this Agreement), a maximum amount of such dividends not to exceed CAD$0.125 per Thor Share per fiscal quarter (including the fiscal quarter containing the date of this Agreement) (collectively, the “Thor Ordinary Permitted Dividends”), and (b) the Thor Catch-Up Dividend, if any.

“Thor Postponement Notice” has the meaning ascribed thereto in Section 5.18.

“Thor PSU Plan” means the Performance Share Unit Plan of Thor, as amended.

“Thor PSUs” means performance share units granted by Thor pursuant to the Thor Incentive Plans or otherwise.

“Thor Public Documents” means (a) all forms, reports, schedules, statements and other documents filed by Thor since January 1, 2024, with all applicable Governmental Entities which are publicly filed, including on SEDAR+ in Canada and on EDGAR in the United States; and (b) all information available on Thor’s website on the webpages entitled “News Releases” and “Financial Reports” within the “Investors” webpage, in the case of each of (a) and (b) above, as of the date of this Agreement.

“Thor Real Property Interests” has the meaning ascribed thereto in paragraph (u)(i)(A) of Schedule D.

“Thor Replacement Award” has the meaning ascribed thereto in Section 2.15(1)(b).

“Thor Replacement Options” means the options to acquire Adam Shares, governed by the Thor Option Plan, to be issued in exchange for Thor Options pursuant to the Plan of Arrangement.

“Thor RSUs” means the restricted share units granted by Thor pursuant to the Thor Incentive Plans or otherwise.

“Thor Shareholder” or “Thor Shareholders” means the holders of Thor Shares.

“Thor Shareholder Approval” has the meaning ascribed thereto in Section 2.2(b).

“Thor Shares” means collectively, the Thor Class A Shares and Thor Class B Shares.

“Thor Support Agreements” means the voting and support agreements dated the date hereof between Adam and the Thor Shareholders party thereto.

“Thor Supporting Shareholders” means, collectively, each Thor Shareholder that is a party to a Thor Support Agreement.

“Thor Termination Payment” has the meaning ascribed thereto in Section 8.3(2)(c).

“Thor Termination Payment Event” has the meaning ascribed thereto in Section 8.3(3).

“Transaction” or “Transactions” means the combination of the businesses of Adam and Thor and related transactions contemplated by this Agreement and the Arrangement.

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“Transaction Litigation” has the meaning ascribed thereto in Section 2.10.

“Transaction Personal Information” has the meaning ascribed thereto in Section 5.8(1).

“Transferor” has the meaning ascribed thereto in Section 5.8(1).

“Trustee” means the trustee chosen by Adam and Thor each acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada or any province thereof and authorized to carry on the business of a trust company in all the provinces of Canada.

“TSX” means Toronto Stock Exchange.

“TSX Conditional Approval” means the conditional approval of the TSX for the listing of the Adam Shares (including the Adam Consideration Shares) on the TSX, subject only to customary conditions.

“TUPE Regulations” means the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006.

“UK” or “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland.

“UK Listing Rules” means the UK listing rules made by the FCA under Part VI of FSMA and the UK Listing Rules Instrument 2024 (FCA 2024/23).

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Adam Pension Plan” has the meaning ascribed thereto in paragraph (z)(ii)(G) of Schedule E.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934.

“U.S. Securities Act” means the United States Securities Act of 1933.

“U.S. Tax Code” means the U.S. Internal Revenue Code of 1986, as amended.

“U.S. Thor Pension Plan” has the meaning ascribed thereto in paragraph (aa)(ii)(G) of Schedule D.

“VAT” has the meaning ascribed thereto in Section 8.3(11).

“Voting and Exchange Trust Agreement” means the voting and exchange trust agreement among Adam, ExchangeCo, CallCo, HoldCo and the Trustee, in the form agreed to by Adam and Thor pursuant to Section 5.14(1), to be entered into by Adam, ExchangeCo, CallCo, HoldCo and the Trustee in connection with and pursuant to the Plan of Arrangement.

“WARN Act” means the U.S. Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar non-U.S., state or local Law.

“Willful Breach” means an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a material breach of this Agreement.

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“Zero ASD Conclusion” has the meaning ascribed thereto in Section 5.18.

Section 1.2	Interpretation Not Affected by Headings.

The division of this Agreement into Articles, Sections, subsections, paragraphs and clauses and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.

Section 1.3	Number and Gender.

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

Section 1.4	Date for Any Action and Computation of Time.

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. References to time are to local time, Vancouver, British Columbia, Canada.

Section 1.5	Currency.

Unless otherwise stated, all references in this Agreement to sums of money are expressed in United States dollars and “$” and “USD” refers to United States dollars. Any references to “CAD $” refers to Canadian dollars. Any reference to “£” refers to GBP.

Section 1.6	Accounting Matters.

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in accordance with IFRS consistently applied.

Section 1.7	Knowledge.
(1)	In this Agreement, references to “the knowledge of Thor” means the actual knowledge of Jonathan Price, Crystal Prystai, Lyndon Arnall, Jeff Hanman and Nicholas Hooper, in each case.
(2)	In this Agreement, references to “the knowledge of Adam” means the actual knowledge of Christophe Urtel, Craig Fish, Duncan Wanblad, Helena Nonka, John Heasley and Richard Price, in each case.
(3)	Except (a) as otherwise expressly provided herein, or (b) as expressly disclosed in the Adam Disclosure Letter, the Thor Disclosure Letter, the Adam Public Documents or the Thor Public Documents (excluding in the case of the Adam Public Documents and the Thor Public Documents, any disclosures set forth in any section of a document in the Adam Public Documents or Thor Public Documents, as applicable, entitled “Risk Factors,” “Cautionary Statement on Forward-Looking Information” or similarly titled section or any other disclosures
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included in such documents to the extent that they are cautionary, predictive or forward-looking rather than historical facts) but, in the case of (b), only to the extent of such express disclosure (and not, for the avoidance of doubt, any other consequences of the matter so disclosed), the representations, warranties, covenants and rights to any remedy of a Party and any determination of whether a Thor Material Adverse Effect or an Adam Material Adverse Effect has occurred or would, or would reasonably be expected to, occur shall not be affected or deemed waived by reason of any investigation made or knowledge possessed by or on behalf of any Party or any of its Representatives.

Section 1.8	Disclosure Letters.

For the purpose of this Agreement, it is acknowledged and agreed that disclosure in any section or subsection of the Thor Disclosure Letter or Adam Disclosure Letter, respectively, will be deemed disclosed with respect to all Sections of this Agreement and all other sections or subsections of the Thor Disclosure Letter or Adam Disclosure Letter, as applicable, to the extent the relevance of such disclosure to such Section or subsection is reasonably apparent on the face of such disclosure. The Thor Disclosure Letter and Adam Disclosure Letter form an integral part of this Agreement for all purposes of it.

Section 1.9	Other Definitional and Interpretive Provisions.
(1)	References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.
(2)	Any capitalized terms used in any Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.
(3)	References in this Agreement to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with its terms, including any exhibits, schedules, annexes, statements of work, riders and other documents attached thereto.
(4)	References in this Agreement to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person, as applicable.
(5)	References to a particular statute shall be to such statute and the rules, regulations, orders and published policies made thereunder, as now in effect and as it and they may be promulgated thereunder or amended from time to time; provided that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific statute will be deemed to refer to such statute (and the rules, regulations, orders and published policies made thereunder) as of such date.
(6)	Other than for purposes of clause (d) of the definition of Acquisition Proposal, a Person is considered to “control” another Person if: (a) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation; or (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than fifty percent (50%) of the interests of the partnership; or (c) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person; or (d) the first Person otherwise possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the second Person, whether through

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ownership of voting securities of the second Person, by Contract or otherwise, and “controlling” and “controlled by” shall have correlative meanings.
(7)	References in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether an “Adam Material Adverse Effect” or a “Thor Material Adverse Effect” has occurred.
(8)	When used herein, the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.
(9)	Unless the context otherwise requires, (a) “neither,” “nor,” “any,” “either” and “or” are not exclusive, (b) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if” and (c) “existing” means “existing as of the date of this Agreement” and “currently” or “current” refers to the date of this Agreement.
(10)	When used herein, the phrase “the date hereof” and “the date of this Agreement” means September 9, 2025.
(11)	The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.
(12)	Documents or other information or materials will be deemed to have been “made available,” “furnished,” “provided” or “delivered” by any Party if such documents, information or materials have been physically or electronically delivered to the other Party prior to the date of this Agreement, including by being posted to a virtual data room managed by such Party prior to 5:00 p.m. on the calendar day immediately preceding the date of this Agreement or available on EDGAR or SEDAR+ (as applicable).
(13)	References to “writing” mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and including writings delivered by electronic delivery. References to “written” will be construed in the same manner.
Section 1.10	Schedules.

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Form of Plan of Arrangement
Schedule B	-	Form of Arrangement Resolution
Schedule C	-	Forms of Adam Shareholder Resolutions
Schedule D	-	Thor Representations and Warranties
Schedule E	-	Adam Representations and Warranties
Schedule 5.5	-	Key Regulatory Approvals
Schedule 5.6	-	Governance Arrangements
Schedule 5.13	-	Receiving Party Consents
Schedule 5.14	-	Exchangeable Shares Term Sheet
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Article 2
The Arrangement

Section 2.1	Arrangement.

Thor and Adam agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

Section 2.2	Interim Order.

As soon as reasonably practicable following the execution of this Agreement, Thor shall, pursuant to Section 192 of the CBCA, prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Thor Meeting and for the manner in which such notice is to be provided;
(b)	that the requisite approval for the Arrangement Resolution shall be: (i) sixty-six and two thirds (66 2/3%) of the votes cast on the Arrangement Resolution by the Thor Class A Shareholders present in person or represented by proxy at the Thor Meeting, voting as a separate class; and (ii) sixty-six and two thirds (66 2/3%) of the votes cast on the Arrangement Resolution by the Thor Class B Shareholders present in person or represented by proxy at the Thor Meeting, voting as a separate class (together, the “Thor Shareholder Approval”);
(c)	confirmation of the record date for the purposes of determining the Thor Shareholders entitled to receive material and vote at the Thor Meeting and that the record date will not change in respect of or as a consequence of any adjournment(s) or postponement(s) of the Thor Meeting, unless required by applicable Law;
(d)	that, in all other respects, other than as ordered by the Court, the terms, conditions and restrictions of Thor’s Constating Documents, including quorum requirements and other matters, shall apply in respect of the Thor Meeting;
(e)	that the Thor Meeting may be held as a virtual or hybrid shareholder meeting and that Thor Shareholders who participate in the Thor Meeting by virtual means will be deemed to be present at the Thor Meeting;
(f)	for the grant of Dissent Rights to those Thor Shareholders who are registered Thor Shareholders, as contemplated in the Plan of Arrangement;
(g)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;
(h)	that the Thor Meeting may be adjourned or postponed from time to time by the Thor Board without the need for additional approval of the Court;
(i)	that the deadline for the submission of proxies by Thor Shareholders for the Thor Meeting shall be forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the Thor Meeting, subject to waiver by Thor; and
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(j)	for such other matters as Adam or Thor (in each case, with the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed) may reasonably request.
Section 2.3	Thor Meeting.
(1)	Subject to the terms of this Agreement, Thor shall:
(a)	schedule the Thor Meeting to be held on the same day as the Adam Meeting;
(b)	in consultation with Adam, fix and publish a record date for the purposes of determining Thor Shareholders entitled to receive notice of and vote at the Thor Meeting as promptly as practicable;
(c)	subject to Section 2.3(1)(a), convene and conduct the Thor Meeting in accordance with the Interim Order, Thor’s Constating Documents and applicable Law as soon as reasonably practicable, and, subject to Section 2.4(1), use reasonable best efforts to conduct the Thor Meeting on or before the Meeting Deadline;
(d)	not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Thor Meeting without Adam’s prior written consent, except:
(i)	in the case of adjournment, as required for quorum purposes (in which case the Thor Meeting shall be adjourned and subsequently reconvened as soon as practicable);
(ii)	an adjournment or postponement in the event that the Adam Meeting is adjourned or postponed to a date later than the date for which the Thor Meeting has been convened, in which case, without limiting Section 5.9(2) or Section 6.5(2), as applicable, the Thor Meeting may be adjourned or postponed in order to ensure that the Thor Meeting occurs on the same date as the Adam Meeting;
(iii)	as required or permitted by Section 5.9(2) or Section 6.5(2);
(iv)	as required by applicable Law or by a Governmental Entity; or
(v)	for the purposes of attempting to solicit proxies to obtain the requisite approval of the Arrangement Resolution,

provided that Thor may not, without the prior written consent of Adam (not to be unreasonably withheld, conditioned or delayed), postpone or adjourn the Thor Meeting pursuant to the preceding clause (i) or (v) for a period of more than ten (10) Business Days on any single occasion or, on any occasion, to a date (A) after the earlier of (x) thirty (30) Business Days after the date on which the Thor Meeting was originally scheduled and (y) ten (10) Business Days before the Outside Date and (B) that is not the same date as the Adam Meeting;

(e)	solicit proxy votes in favour of the Arrangement Resolution and take all actions that are reasonably necessary or desirable to seek the approval of the Arrangement Resolution by Thor Shareholders, provided that Thor shall not be required to continue to solicit proxy votes if there has been a Thor Change in Recommendation in compliance with this Agreement;
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(f)	advise Adam as Adam may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Thor Meeting, as to the aggregate tally of the proxies received by Thor in respect of the Arrangement Resolution; and
(g)	except for non-substantive communications from any Thor Shareholder, promptly advise Adam of any written communication from any Thor Shareholder in opposition to the Arrangement, written notice of dissent or purported exercise by any Thor Shareholder of Dissent Rights received by Thor in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Thor, and any written communications sent by or on behalf of Thor to any Thor Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.
(2)	Subject to the terms of this Agreement, Thor shall take all actions that are reasonably necessary or advisable to seek the Thor Shareholder Approval, provided that Thor shall not be required to take such actions if there has been a Thor Change in Recommendation in compliance with this Agreement.
Section 2.4	Thor Circular.
(1)	Subject to Adam providing all Adam Required Information, Thor will, as promptly as reasonably practicable, (a) prepare the Thor Circular together with any other documents required by applicable Laws, (b) file the Thor Circular in all jurisdictions where the same is required to be filed, (c) mail the Thor Circular as required under applicable Laws and by the Interim Order, and (d) use reasonable best efforts to mail the Thor Circular prior to the close of business on the Mailing Deadline.
(2)	Subject to Adam providing all Adam Required Information, on the date of mailing thereof, Thor shall ensure that the Thor Circular complies in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the Thor Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Thor Meeting, and, without limiting the generality of the foregoing, shall take all reasonable steps to ensure that the Thor Circular will not contain any misrepresentation (except that Thor shall not be responsible to Adam for any information relating to Adam or its affiliates, including in relation to the Adam Shares or the Exchangeable Shares).
(3)	Subject to Article 6, the Thor Circular shall contain the Thor Board Recommendation and a statement that each Thor Supporting Shareholder intends to vote, and direct to be voted, all Thor Shares held by or on behalf of such individual in favour of the Arrangement Resolution pursuant to the terms of the Thor Support Agreements, as well as a copy of the Thor Financial Advisor Opinion.
(4)	Adam shall provide Thor with all information regarding Adam, its affiliates and the Adam Shares, the Adam Consideration Shares and the Exchangeable Shares, including financial statements and pro forma financial statements prepared in accordance with IFRS and applicable Laws (provided that in the case of such pro forma financial statements Thor has cooperated with Adam in providing any necessary information relating to Thor required to prepare such pro forma financial statements) and technical reports prepared in accordance with NI 43-101 in respect of each of the Adam Material Properties, as required by the Interim Order or applicable Laws for inclusion in or filing with the Thor Circular or any amendments or supplements to such Thor Circular (“Adam Required Information”), and will provide such information to Thor as promptly as practicable and in any event in sufficient time to allow Thor to mail the Thor Circular by the Mailing Deadline and to hold the Thor Meeting by the Meeting

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Deadline; provided that, notwithstanding the foregoing, with respect to any information that is not within the possession or control of Adam or cannot be disclosed to Thor or included in the Thor Circular without the consent of a third party pursuant to an existing Contract, Adam shall only be required to use commercially reasonable efforts to provide such information to Thor. Adam and Thor shall also use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors, Qualified Persons (in the case of Thor), any other advisors or experts and any third parties referred to in the final proviso to the immediately preceding sentence of this Section 2.4(4) to the use of any financial, technical or other information required to be included in the Thor Circular and to the identification in the Thor Circular of each such advisor or expert. Adam shall take all reasonable steps to ensure that such information does not include any misrepresentation with respect to Adam or its affiliates, including in relation to the Adam Shares and the Exchangeable Shares.
(5)	Adam and its legal counsel shall be given a reasonable opportunity to review and comment on the Thor Circular and related documents prior to the Thor Circular being printed and/or filed with any Governmental Entity and/or mailed to any Thor Shareholders, and reasonable consideration shall be given to any comments made by Adam and its legal counsel, provided that all information relating solely to Adam and its affiliates or the Adam-Thor Group and its affiliates included in the Thor Circular shall be in form and content approved in writing by Adam, acting reasonably. Thor shall provide Adam with final copies of the Thor Circular prior to the mailing of the Thor Circular to the Thor Shareholders.
(6)	Thor and Adam shall each promptly notify the other if at any time before the Effective Date either becomes aware that the Thor Circular contains a misrepresentation or otherwise requires an amendment or supplement and the Parties shall cooperate in the preparation of any amendment or supplement to the Thor Circular as required or appropriate (and the terms of Section 2.4(5) shall apply to such amendment or supplement as if such amendment or supplement were the Thor Circular), and Thor shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Thor Circular to Thor Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.
Section 2.5	Adam Meeting.
(1)	Subject to the terms of this Agreement, Adam shall:
(a)	schedule the Adam Meeting to be held on the same day as the Thor Meeting;
(b)	subject to Section 2.5(1)(a), convene and conduct the Adam Meeting in accordance with Adam’s Constating Documents and applicable Law as soon as reasonably practicable, and, subject to Section 2.6(1), use reasonable best efforts to conduct the Adam Meeting on or before the Meeting Deadline;
(c)	not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Adam Meeting without Thor’s prior written consent, except:
(i)	in the case of adjournment, as required for quorum purposes (in which case the Adam Meeting shall be adjourned and subsequently reconvened as soon as practicable);
(ii)	an adjournment or postponement in the event that the Thor Meeting is adjourned or postponed to a date later than the date for which the Adam Meeting has been convened, in which case, without limiting Section 5.9(2) or

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Section 6.5(2), as applicable, the Adam Meeting may be adjourned or postponed in order to ensure that the Adam Meeting occurs on the same date as the Thor Meeting;
(iii)	as required or permitted by Section 5.9(2) or Section 6.5(2);
(iv)	as required by applicable Law or by a Governmental Entity; or
(v)	for the purposes of attempting to solicit proxy votes to obtain the requisite approval of the Adam Resolution,

provided that Adam may not, without the prior written consent of Thor (not to be unreasonably withheld, conditioned or delayed), postpone or adjourn the Adam Meeting pursuant to the preceding clause (i) or (v) for a period of more than ten (10) Business Days on any single occasion or, on any occasion, to a date (A) after the earlier of (x) thirty (30) Business Days after the date on which the Adam Meeting was originally scheduled and (y) ten (10) Business Days before the Outside Date and (B) that is not the same date as the Thor Meeting;

(d)	solicit proxy votes in favour of the Adam Resolution, the Adam Name Change Resolution and, to the extent determined by the Adam Board to be considered and voted on at the Adam Meeting, the Adam Remuneration Resolution and take all actions that are reasonably necessary or desirable to seek the approval of the Adam Resolution, the Adam Name Change Resolution and, to the extent determined by the Adam Board to be considered and voted on at the Adam Meeting, the Adam Remuneration Resolution by Adam Shareholders, provided that Adam shall not be required to continue to solicit proxy votes if there has been an Adam Change in Recommendation in compliance with this Agreement;
(e)	advise Thor as Thor may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Adam Meeting, as to the aggregate tally of the proxies received by Adam in respect of the Adam Resolution, the Adam Name Change Resolution and, if applicable, the Adam Remuneration Resolution; and
(f)	except for non-substantive communications from any Adam Shareholder, promptly advise Thor of any written communication from any Adam Shareholder in opposition to the Arrangement, or the Adam Resolution, the Adam Name Change Resolution or, if applicable, the Adam Remuneration Resolution.
(2)	Subject to the terms of this Agreement, Adam shall take all actions that are reasonably necessary or advisable to seek the approval by Adam Shareholders of the Adam Resolution (the “Adam Shareholder Approval”), the Adam Name Change Resolution and, if applicable, the Adam Remuneration Resolution, provided that Adam shall not be required to take such actions if there has been an Adam Change in Recommendation in compliance with this Agreement.
Section 2.6	Adam Circular.
(1)	Subject to Thor providing all Thor Required Information, Adam will, as promptly as reasonably practicable (a) prepare the Adam Circular together with any other documents required by applicable Laws and (b) mail, or otherwise make available, the Adam Circular as required

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under applicable Laws on the date on which the Thor Circular is mailed in accordance with Section 2.4(1).
(2)	Subject to Thor providing all Thor Required Information, on the date of mailing (or making available) thereof, Adam shall ensure that the Adam Circular complies in all material respects with all applicable Laws and contains all information necessary to allow the Adam Shareholders to make a properly informed decision concerning the matters to be placed before them at the Adam Meeting, and, without limiting the generality of the foregoing, shall take all reasonable steps to ensure that the Adam Circular will not contain any misrepresentation (except that Adam shall not be responsible to Thor for any information relating to Thor or its affiliates, including in relation to the Thor Shares).
(3)	Subject to Article 6, the Adam Circular shall contain the Adam Board Recommendation and a statement that each director of Adam intends to vote, and direct to be voted, all Adam Shares held by or on behalf of such individual in favour of the Adam Resolution, the Adam Name Change Resolution and, if applicable, the Adam Remuneration Resolution.
(4)	Thor shall provide Adam with all information regarding Thor, its affiliates and the Thor Shares, as required by applicable Laws for inclusion in the Adam Circular or any amendments or supplements to such Adam Circular (“Thor Required Information”); provided that, notwithstanding the foregoing, with respect to any information that is not within the possession or control of Thor or cannot be disclosed to Adam or included in the Adam Circular without the consent of a third party pursuant to an existing Contract, Thor shall only be required to use commercially reasonable efforts to provide such information to Adam. Thor and Adam shall also use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors, any other advisors and any third parties referred to in the final proviso to the immediately preceding sentence of this Section 2.6(4) to the use of any financial, technical or other expert information required to be included in the Adam Circular and to the identification in the Adam Circular of each such advisor. Thor shall take all reasonable steps to ensure that such information does not include any misrepresentation concerning Thor or its affiliates, including in relation to the Thor Shares.
(5)	Thor and its legal counsel shall be given a reasonable opportunity to review and comment on the Adam Circular and related documents prior to the Adam Circular being printed, and reasonable consideration shall be given to any comments made by Thor and its legal counsel, provided that all information relating solely to Thor and its affiliates or the Adam-Thor Group and its affiliates included in the Adam Circular shall be in form and content approved in writing by Thor, acting reasonably. Adam shall provide Thor with final copies of the Adam Circular prior to the mailing (or making available) of the Adam Circular to the Adam Shareholders.
(6)	Thor and Adam shall each promptly notify the other if at any time before the Effective Date either becomes aware that the Adam Circular contains a misrepresentation, or otherwise requires an amendment or supplement and the Parties shall cooperate in the preparation of any amendment or supplement to the Adam Circular as required or appropriate (and the terms of Section 2.6(5) shall apply to such amendment or supplement as if such amendment or supplement were the Adam Circular), and Adam shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Adam Circular to Adam Shareholders.
Section 2.7	Securities Law Compliance.

Adam and Thor shall cooperate and use commercially reasonable efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for orders, registrations, consents, filings, rulings, exemptions, no-action letters, circulars and approvals and the

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preparation of any required documents, in each case required under applicable Securities Laws in connection with this Agreement, the Transaction, the Plan of Arrangement and to complete any of the Transactions. It is acknowledged and agreed that Adam shall not be required to file a prospectus or similar document or otherwise become subject to the securities laws of any jurisdiction (other than a province or territory of Canada, in the United States and South Africa) as a reporting issuer (or equivalent status in any such jurisdiction) in order to complete the Transaction.

Section 2.8	Final Order.

If: (a) the Interim Order is obtained; (b) the Adam Resolution is passed at the Adam Meeting by the Adam Shareholders as required by applicable Law; and (c) the Arrangement Resolution is passed at the Thor Meeting by the Thor Shareholders as provided for in the Interim Order and as required by applicable Law, then Thor shall diligently pursue and take all steps necessary or desirable to have the hearing held before the Court of the application for the Final Order pursuant to Section 192 of the CBCA as soon as reasonably practicable, subject to Court availability.

Section 2.9	Court Proceedings.

Subject to the terms of this Agreement, Adam will cooperate with and assist Thor in seeking the Interim Order and the Final Order, including by providing to Thor, on a timely basis, any information reasonably requested by Thor in connection therewith. Thor shall ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with this Agreement and the Plan of Arrangement. Thor will provide Adam’s counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement and will give reasonable consideration to all such comments, provided that all information relating solely to Adam and its affiliates or the Adam-Thor Group and its affiliates included in such materials shall be in form and content approved in writing by Adam, acting reasonably. Thor shall also provide to Adam’s counsel copies of any notice of appearance or other Court documents served on Thor in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any written notice received by Thor indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. In addition, Thor will not object to legal counsel to Adam making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that Thor is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. Thor shall oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement. If Thor is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, Thor shall do so only after notice to, and in consultation and cooperation with, Adam.

Section 2.10	Litigation.

Prior to the Effective Time, each Party shall provide to the other Party prompt oral notice of, and (to the extent attorney-client or solicitor-client privilege would not be jeopardized) keep such other Party reasonably informed with respect to the status of and any material developments regarding, any action, litigation, dispute or other legal proceeding brought or, to the knowledge of that Party, threatened by any securityholder of that Party or any of its Subsidiaries or Key Joint Ventures or any other third party (excluding, for the avoidance of doubt, the other Party) against such Party, any of its Subsidiaries and/or any of their respective directors or officers relating to this Agreement or the Transaction (“Transaction Litigation”), followed by written notice of the Transaction Litigation or its material developments, together with all written documentation received by such Party in respect of Transaction Litigation within forty-eight (48) hours of such Party having knowledge of such Transaction Litigation or its material developments, as applicable. Unless (a) in the case of Transaction Litigation with respect to Adam, the Adam Board has made an Adam Change in Recommendation or (b) in the

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case of Transaction Litigation with respect to Thor, the Thor Board has made a Thor Change in Recommendation, each Party shall give the other Party the opportunity to participate (at such other Party’s expense) in the defense or settlement of any Transaction Litigation, and no such settlement shall be agreed to without the other Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, except that the other Party shall not be obligated to consent to any settlement which does not include a full release of such other Party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon Adam-Thor or any of its affiliates or Representatives or which affects the completion of the Transaction. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 2.10 and Section 5.1 or Section 5.3, the provisions of this Section 2.10 shall control.

Section 2.11	Articles of Arrangement and Effective Date.

The Articles of Arrangement shall implement and include the Plan of Arrangement. On the Closing Date, the Articles of Arrangement shall be filed by Thor with the Director and the Arrangement shall be effective at the Effective Time. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the CBCA. The closing of the Arrangement will take place via electronic document exchange (by email or other electronic means) unless otherwise agreed to by the Parties. Unless another time or date is agreed to in writing by the Parties, the “Closing Date” shall be the fourth (4th) Business Day after the satisfaction or, where not prohibited, the waiver of the conditions set forth in Article 7 (excluding (1) conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date, and (2) the condition set forth in Section 7.1(j) [Declaration of Dividend], but subject to the satisfaction or, where not prohibited, the waiver of such condition as of the Effective Date) (such fourth (4th) Business Day, the “Base Closing Date”) or: (x) if Adam, acting reasonably and in good faith, determines following consultation with Thor, that the declaration or payment of the Adam Special Dividend on or about the Base Closing Date would not be in the best interests of Adam-Thor, Adam may by written notice delivered to Thor (an “Adam Postponement Notice”), or (y) if Thor is entitled to serve a Thor Postponement Notice in accordance with Section 5.18, Thor may, by delivery of the Thor Postponement Notice, in the case of each of (x) or (y), elect to postpone the Closing Date to a date that is not later than six (6) months from the Base Closing Date. If the Closing Date is postponed in accordance with the preceding sentence to a date that is later than fifteen (15) Business Days prior to the Outside Date, then the Outside Date shall automatically be extended to the date that is fifteen (15) Business Days after the Closing Date as so postponed.

Section 2.12	Payment of Consideration.

Adam will, and will cause ExchangeCo to, following receipt by Thor of the Final Order and in any event prior to the filing of the Articles of Arrangement with the Director in accordance with Section 2.11, deliver or cause to be delivered in escrow to the Depositary an irrevocable direction for the issuance of, or otherwise cause to be delivered, sufficient Consideration Shares to satisfy the Consideration payable to the Thor Shareholders pursuant to and in accordance with the Plan of Arrangement.

Section 2.13	Adjustment of Consideration.
(1)	Notwithstanding anything in this Agreement to the contrary, if between the date of this Agreement and the Effective Time: (a) Adam declares, makes or pays a dividend, distribution or other return of capital in respect of the Adam Shares with a record date on or prior to the Effective Date other than Adam Permitted Dividends or the Adam Special Dividend; (b) Thor declares, makes or pays a dividend, distribution or other return of capital in respect of the Thor Shares with a record date on or prior to the Effective Date other than Thor Permitted Dividends; (c) Adam changes the number of Adam Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), consolidation, recapitalization,

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subdivision, or other similar transaction, or takes any steps to transfer any of the Adam Charitable Trust Shares or otherwise amend or vary the way the Adam Charitable Trust Shares are held on the date of this Agreement; or (d) Thor changes the number of Thor Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), consolidation, recapitalization, subdivision, or other similar transaction, then in each case, to provide each Party and their respective shareholders the same economic effect as contemplated in this Agreement and the Transaction but for such circumstances arising, and to reflect the same good faith mutual intent of the Parties as of the date of this Agreement, the Exchange Ratio and any other dependent item set out in this Agreement, shall be adjusted, except as may be otherwise agreed by the Parties in writing. In the event that an adjustment is required pursuant to the terms of this Section 2.13 and the Parties cannot agree to the adjustment to the Exchange Ratio within tw enty (20) Business Days of such event occurring, the adjustment to the Exchange Ratio will be determined by the Expert in accordance with Section 2.13(3).
(2)	For greater certainty, nothing in this Section 2.13 shall derogate from the covenants, terms and conditions in this Agreement or be construed to permit Adam, Thor or any of their respective affiliates to take any action that is otherwise prohibited by the terms of this Agreement or to cure any breach or inaccuracy of any representation, warranty or covenant given by a Party under this Agreement.
(3)	In the event that the Parties cannot agree to the adjustment required to the Exchange Ratio contemplated by Section 2.13:
(a)	the Parties shall as promptly as practicable and in any event in sufficient time to allow the adjustment to be determined prior to the Effective Date, jointly retain an independent and internationally recognized valuation expert with sufficient industry knowledge (the “Expert”) to resolve the dispute, on customary and reasonable engagement terms of such Expert and each Party shall bear 50% of the fees and expenses of the Expert in connection with the process contemplated by this Section 2.13(3);
(b)	by the date which is ten (10) Business Days after the retention of the Expert, each of the Parties shall submit to the Expert a statement setting forth the detail of the circumstances giving rise to the adjustment contemplated by Section 2.13 and such Party’s proposed adjusted Exchange Ratio, together with such reasonable supporting documentation as the Expert shall reasonably request;
(c)	the Expert shall be instructed to render its determination with respect to the adjusted Exchange Ratio as soon as reasonably practicable (which the Parties agree should not be later than thirty (30) days following the date upon which the Expert was retained)
(d)	the adjustment to the Exchange Ratio shall be equal to the arithmetic average of the (x) adjustment determined by the Expert and (y) the adjustment submitted by Adam or Thor to the Expert that is closest to the adjustment determined by the Expert. The adjustment to the Exchange Ratio determined pursuant to this process shall be final, conclusive and binding on the Parties, absent fraud or manifest error;
(e)	the Parties shall reasonably cooperate with the Expert during the term of its engagement. Neither Party nor their Representatives shall have any ex parte conversations or meetings with the Expert in connection with the resolution by the Expert of the dispute regarding the Exchange Ratio; and
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(f)	the Expert shall use customary valuation methodologies for determining any values required to determine the adjustment to the Exchange Ratio.
(4)	To the extent there is any ongoing dispute between the Parties relating to the adjustment to the Exchange Ratio pursuant to the last sentence of Section 2.13(1) and Section 2.13(3), the Outside Date shall automatically be extended by the amount of time during which such dispute is pending plus twenty (20) Business Days.
Section 2.14	No Fractional Shares.

In no event shall any Thor Shareholder be entitled to delivery of a fractional Adam Consideration Share or a fractional Exchangeable Consideration Share pursuant to or as a result of the Arrangement. If a Thor Shareholder is entitled to receive a fractional interest in an Adam Consideration Share or Exchangeable Consideration Share, as applicable, such fractional interests shall be aggregated and sold on behalf of such Thor Shareholder and the net proceeds from such sale shall be remitted to such Thor Shareholder as more fully described in the Plan of Arrangement.

Section 2.15	Incentive Awards and Incentive Plans.
(1)	In respect of the Thor Incentive Awards and the Thor Incentive Plans:
(a)	the outstanding Thor Incentive Awards shall be treated in accordance with the provisions of the Plan of Arrangement;
(b)	prior to the Effective Date and conditional upon the Effective Time having occurred, Thor shall, in consultation with Adam (including with respect to any adjustment to Performance Conditions to be applied to Thor PSUs and/or Thor PDSUs pursuant to the Performance Determination Notice), take all steps necessary or desirable to: (i) upon the Effective Time, give effect to the modifications to the Thor Incentive Plans necessary to reflect that Adam is a successor to Thor under the Thor Incentive Plans pursuant to their terms; (ii) give effect to adjustments to the Thor Options (whether vested or unvested) in accordance with the Thor Option Plan to exchange each such Thor Option for a Thor Replacement Option over a number of Adam Shares at the time specified in and as provided for under the Plan of Arrangement (or, to the extent permitted by applicable Law and agreed to by Thor acting reasonably and in good faith, an award over Adam Shares of equivalent value under the Adam Incentive Plans that provides the applicable Thor Option holder with equivalent compensation, including taking into account any applicable Tax consequences to such Thor Option holder arising, both at the time of replacement and at the time of exercise or payment, directly from any such award (the “Thor Replacement Awards”)); (iii) reflect that, from and after the Effective Time, any payments to be made on the redemption or settlement of the applicable Thor Incentive Awards that are redeemable or settled for cash will be calculated by reference to the Adam Shares, in accordance with the applicable Thor Incentive Plans and the Plan of Arrangement; and (iv) reflect that the “payout multiplier” (as provided for under the applicable document evidencing the applicable Thor PSUs and Thor PDSUs) to be applied to certain Thor PSUs and Thor PDSUs outstanding at the Effective Time and the Performance Conditions applicable to all other Thor PSUs and Thor PDSUs outstanding at the Effective Time are as set forth in the applicable Performance Determination Notice(s), in accordance with the applicable Thor Incentive Plans and the Plan of Arrangement;
(c)	any Thor Options granted after the date hereof and prior to the Effective Date shall be granted on terms which, to the extent permitted by applicable Law, allow for the

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exchange of each such Thor Option for a Thor Replacement Option or a Thor Replacement Award, as applicable; and
(d)	Adam shall take all corporate action reasonably necessary to ensure treatment of the Thor Incentive Awards in accordance with the provisions of the Plan of Arrangement and the Thor Incentive Plans.
(2)	In respect of the Adam Incentive Awards and the Adam Incentive Plans, the Parties acknowledge that, subject to Section 5.3(1)(b)(xx), nothing in this Agreement shall prohibit the Adam remuneration committee appropriately exercising any discretion it has under and in accordance with any Adam Incentive Plan, the Adam director remuneration policy or with the approval of Adam Shareholders to amend or implement new incentive arrangements to support staff and executive retention in the period prior to the Effective Date, provided that for greater certainty Adam shall not issue or agree to issue any Adam Shares or other equity securities under any Adam Incentive Plan or in connection with any incentive arrangements.
Section 2.16	Announcement and Shareholder Communications.

Adam and Thor shall jointly publicly announce the Transactions promptly following the execution of this Agreement by Adam and Thor, the text and timing of such announcement to be approved in writing by the Parties in advance. Adam and Thor agree to cooperate in the preparation of presentations, if any, to Thor Shareholders or Adam Shareholders regarding the Transactions, and no Party shall issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed), except as permitted by Article 6; provided, however, that, subject to Section 5.5 and Article 6, the foregoing shall be subject to each Party’s overriding obligation to make any disclosure required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use commercially reasonable efforts to give prior written notice to the other Party and reasonable opportunity to review or comment on the disclosure, and if such prior notice is not possible, to give notice immediately following the making of such disclosure. To the extent permitted by applicable Law, each Party shall provide prior notice to the other Party of any material public disclosure that it proposes to make regarding its business or operations, together with a draft copy of such disclosure. The other Party and its legal counsel shall be given a reasonable opportunity to review and comment on such information prior to such information being disseminated publicly, and reasonable consideration shall be given to any comments made by the other Party and its counsel. For the avoidance of doubt, none of the foregoing shall prevent any Party from making internal announcements to employees, securityholders, financial analysts and having discussions with stakeholders and any trustee of any Adam Benefit Plan which is a UK defined benefit pension arrangement, in each case concerning the Transaction, so long as such announcements and discussions are consistent in all material respects with the most recent press releases, public disclosures or public statements made by such Party regarding the Transaction in accordance with this Section 2.16 and any such disclosures must be in compliance with Article 6. The Parties consent to this Agreement being filed on SEDAR+ and EDGAR substantially concurrently with the public announcement of the Transactions in accordance with this Section 2.16 with the Parties to agree on the appropriate redactions to the Agreement in good faith, and acknowledge that Thor will file a material change report relating to this Agreement.

Section 2.17	Withholding Taxes.

Adam, ExchangeCo, CallCo, Thor and the Depositary shall be entitled to deduct and withhold from any amounts otherwise payable or deliverable to any Person under this Agreement, the Plan of Arrangement or in connection with the Arrangement and from all consideration, dividends, interest or other amounts payable or distributed to any former Thor Shareholder or former holder of Thor Incentive

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Awards such amounts as Adam, ExchangeCo, CallCo, Thor or the Depositary is required to deduct and withhold therefrom under any provision of any applicable Laws in respect of Taxes. Adam, ExchangeCo, CallCo, Thor and the Depositary are hereby authorized to sell or otherwise dispose of such portion of any non-cash consideration (for the avoidance of doubt, including the Consideration), on behalf of such holder, as is necessary to provide sufficient funds to Adam, ExchangeCo, CallCo, Thor or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Adam, ExchangeCo, CallCo, Thor or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale or disposition (after deduction of all reasonable out-of-pocket expenses and commissions incurred in connection with such sales) to such holder. To the extent that such amounts are so deducted, withheld and remitted to the relevant Tax Authority, such amounts shall be treated for all purposes under this Agreement and the Arrangement as having been paid to the Person to whom the relevant portion of the consideration would otherwise have been provided and the obligation to provide the consideration shall be treated as discharged to the same extent.

Section 2.18	List of Shareholders.

At the reasonable request of the other Party from time to time, each Party shall provide the other Party (a) with a list (in electronic form) of its registered shareholders, together with their addresses and respective holdings of Adam Shares or Thor Shares, as the case may be, (b) with a list of the names and addresses and holdings of all Persons having rights issued by such Party to acquire Thor Shares (including holders of applicable Thor Incentive Awards) or Adam Shares (including holders of applicable Adam Incentive Awards), as the case may be, and (c) participants and book-based nominee registrants such as CDS & Co., CEDE & Co., DTC, or the dematerialised securities trading system operated by Euroclear UK and Ireland Limited, known as CREST, and non-objecting beneficial owners (to the extent available) of Adam Shares or Thor Shares, as the case may be, together with their addresses and respective holdings of Adam Shares or Thor Shares, as the case may be. Each Party shall from time to time require that its registrar and, in the case of Thor, transfer agent furnish the other Party with such additional information, including updated or additional lists of shareholders and lists of holdings and other assistance as the other Party may reasonably request. Nothing in this Section 2.18 shall require a Party to breach applicable Privacy Laws.

Section 2.19	U.S. Securities Laws.
(1)	The Parties intend that the issuance of the Consideration Shares under the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to the exemption provided by Section 3(a)(10) thereof, and each Party shall take such reasonable actions as shall be required to facilitate reliance on such exemption in connection with the Arrangement.
(2)	The Parties intend that Adam will succeed to Thor under Rule 12g-3 under the Exchange Act in connection with the Arrangement and the initial listing of the Adam American Depositary Receipts (and underlying Adam Shares), on the NYSE, and each Party shall take such reasonable actions as shall be required to facilitate reliance on such rule in connection with the Arrangement and such listing.
(3)	Adam covenants and agrees that it shall use its commercially reasonable efforts to (a) file, within ninety (90) days of the Effective Time, (b) cause to become effective as soon as reasonably practicable after the initial filing thereof with the SEC, a registration statement (the “U.S. Registration Statement”) on an appropriate form under the U.S. Securities Act to register any and all of the Adam Exchange Shares that may be issued or delivered to holders of the Exchangeable Shares by Adam or CallCo (including, for greater certainty, pursuant to the provisions described under “Exchange”, “Optional Retraction of Exchangeable Shares”,

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“Redemption by Issuer” and “Call Right” in Schedule 5.14) and (c) following such effectiveness, cause the U.S. Registration Statement (or a successor registration statement) to remain effective at all times that any Exchangeable Shares remain outstanding.
Section 2.20	Support Agreements.

Neither Party shall agree to or permit any termination, amendment, replacement or other modification of or supplement to, or waive any provisions under, any Adam Support Agreement or Thor Support Agreement to which it is a party, without the prior written consent of the other Party.

Article 3
Representations and Warranties of Thor

Section 3.1	Representations and Warranties.
(1)	Except as expressly disclosed in (a) the Thor Public Documents (excluding any disclosures set forth in any section of a document in the Thor Public Documents entitled “Risk Factors,” “Cautionary Statement on Forward-Looking Information” or similarly titled section or any other disclosures included in such documents to the extent that they are cautionary, predictive or forward-looking rather than historical facts) prior to the date hereof or (b) in the Thor Disclosure Letter, but, in the case of each of (a) and (b), only to the extent of such express disclosure (and not, for the avoidance of doubt, any other consequences of the matter so disclosed), Thor hereby represents and warrants to Adam as set forth in Schedule D and acknowledges and agrees that Adam is relying upon such representations and warranties, as set forth in

Schedule D, in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2)	Except for the representations and warranties set forth in this Agreement, neither Thor nor any other Person has made, or makes, and Adam has not relied upon, any other, express or implied (at law or in equity) representation and warranty, either written or oral, on behalf of Thor. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Thor in this Agreement, as set forth in Schedule D, neither Thor nor any other Person makes or has made, or has relied upon, any representation or warranty to Adam, its affiliates or any of its representatives, with respect to (a) any financial projection, forecast, estimate, budget, or prospective information relating to Thor or any of its Subsidiaries or their respective businesses or operations or (b) any oral or written information furnished or made available to Adam, its affiliates or any of its representatives in the course of their due diligence investigation of Thor or any of its Subsidiaries, the negotiation of this Agreement or the consummation of the Arrangement and the other Transactions, including the accuracy, completeness or correctness thereof, and neither Thor nor any other Person will have liability to Adam, its affiliates or any of its representatives or any other Person in respect of such information, including any subsequent use of such information.
(3)	The representations and warranties of Thor contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.
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Article 4
Representations and Warranties of Adam

Section 4.1	Representations and Warranties.
(1)	Except as expressly disclosed in (a) the Adam Public Documents (excluding any disclosures set forth in any section of a document in the Adam Public Documents entitled “Risk Factors,” “Cautionary Statement on Forward-Looking Information” or similarly titled section or any other disclosures included in such documents to the extent that they are cautionary, predictive or forward-looking rather than historical facts) prior to the date hereof, or (b) in the Adam Disclosure Letter, but, in the case of each of (a) and (b), only to the extent of such express disclosure (and not, for the avoidance of doubt, any other consequences of the matter so disclosed), Adam hereby represents and warrants to Thor, as set forth in Schedule E, and acknowledges and agrees that Thor is relying upon such representations and warranties, as set forth in Schedule E, in connection with the entering into of this Agreement and the consummation of the Arrangement.
(2)	Except for the representations and warranties set forth in this Agreement, neither Adam nor any other Person has made, or makes, and Thor has not relied upon, any other, express or implied (at law or in equity) representation and warranty, either written or oral, on behalf of Adam. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Adam in this Agreement, as set forth in Schedule E, neither Adam nor any other Person makes or has made, or has relied upon, any representation or warranty to Thor, its affiliates or any of its representatives, with respect to (a) any financial projection, forecast, estimate, budget, or prospective information relating to Adam or any of its Subsidiaries or their respective businesses or operations, or (b) any oral or written information furnished or made available to Thor, its affiliates or any of its representatives in the course of their due diligence investigation of Adam or any of its Subsidiaries, the negotiation of this Agreement or the consummation of the Arrangement and the other Transactions, including the accuracy, completeness or correctness thereof, and neither Adam nor any other Person will have liability to Thor, its affiliates or any of its representatives or any other Person in respect of such information, including any subsequent use of such information.
(3)	The representations and warranties of Adam contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 5
Covenants

Section 5.1	Covenants of Thor Regarding the Conduct of Business.
(1)	Thor covenants and agrees that, during the period from the date of this Agreement and prior to the earlier of the Effective Time and the valid termination of this Agreement in accordance with its terms (the “Interim Period”), except (i) as otherwise required, permitted or contemplated by this Agreement, (ii) as required by Law or any order or directive of a Governmental Entity, (iii) with the prior written consent of Adam, such consent not to be unreasonably withheld, delayed or conditioned, or (iv) as set out in the Thor Disclosure Letter:
(a)	except as reasonably required to address and adapt to, appropriately and prudently, any natural or man-made emergencies, disasters, calamities, pandemics, epidemics, outbreaks of illness or domestic or international economic or political disputes (such
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as the impositions or escalation of tariffs, duties or other similar measures) that threaten the business, operation, results of operation, material assets, properties or liabilities (contingent or otherwise) of Thor or its Subsidiaries (provided that, to the extent reasonably practicable, Adam is consulted in good faith reasonably in advance of Thor taking or not taking the applicable action, and in any event is given written notice thereof as promptly as practicable thereafter), Thor shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (i) conduct its and their respective businesses in the Ordinary Course, and (ii) manage their respective balance sheet, leverage and related risk components in the Ordinary Course and otherwise maintain and preserve balance sheet capacity, liquidity, capital position and working capital balances as may be reasonably required to obtain and maintain an investment grade credit rating for the Adam-Thor Group following the consummation of the Transactions; and
(b)	without limiting the generality of Section 5.1(1)(a), Thor shall not, and shall cause each of its Subsidiaries not to, directly or indirectly:
(i)	amend or modify the Constating Documents of Thor or, in any material respect, the Constating Documents of any of Thor’s Subsidiaries;
(ii)	split, combine, sub-divide, consolidate or reclassify, or amend or modify any term of, any outstanding security of Thor or any of its non-wholly-owned Subsidiaries;
(iii)	reorganize, arrange, restructure, amalgamate, merge or enter into, promote or undertake a scheme of arrangement with or involving any other Person, other than any such reorganization, arrangement, restructuring, amalgamation, merger or scheme involving only wholly-owned Subsidiaries of Thor;
(iv)	issue, grant, deliver, sell, pledge or otherwise subject to a Lien (other than a Permitted Lien), or authorize the issuance, grant, delivery, sale or pledge of, or a Lien (other than a Permitted Lien) on, any of its securities, or any options, warrants or similar rights exercisable or exchangeable for or convertible into securities, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or value of the Thor Shares, other than: (A) the issuance of Thor Shares issuable upon the exercise, vesting, settlement or termination of Thor Incentive Awards in accordance with the terms of the Thor Incentive Plans or any grant agreement; (B) the issuance of Thor Incentive Awards in the Ordinary Course in accordance with the terms of the Thor Incentive Plans; or (C) transactions between two or more wholly-owned Subsidiaries of Thor or between Thor and one or more of its wholly-owned Subsidiaries; or (D) issuances of equity securities in any Thor joint venture to the extent required pursuant to its Thor JV Documents;
(v)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or any of its outstanding securities (including pursuant to any current or future Thor security repurchase program), other than (A) in connection with the vesting, exercise or settlement of outstanding Thor Incentive Awards in accordance with the terms of the Thor Incentive Plans or any grant agreement, (B) by or among Thor’s wholly-owned Subsidiaries, or (C) by any Thor joint venture to the extent required pursuant to its Thor JV Documents;
45

(vi)	make any material amendments to any Thor Incentive Plan, provided that renewing any Thor Incentive Plan or making administrative changes or updates to comply with applicable Law or facilitate the operation of the relevant Thor Incentive Plan shall not be prohibited;
(vii)	become an “employer” for the purposes of the UK Pensions Act 2004 of any UK defined benefit pension arrangement or otherwise incur any obligations or liabilities in relation to any such UK pension arrangement, in each case, save in relation to: (A) continuing to be (or becoming) an “employer” in respect of, or (B) being subject to, or liable for, any obligations, liabilities or commitments from time to time under or in relation to, (in each case), any applicable Thor Benefit Plan in existence as of the date of this Agreement that is a UK defined benefit pension arrangement (save, for the avoidance of doubt, that there is no such Thor Benefit Plan as at the date of this Agreement);
(viii)	declare, set aside or pay, or set a record date or payment date for (i) any non-cash dividend or non-cash other distribution on any of its outstanding shares; or (ii) any cash dividend or cash distribution on any of its outstanding shares, other than (A) Thor Permitted Dividends; (B) dividends or distributions by wholly-owned Subsidiaries of Thor to Thor or its wholly-owned Subsidiaries in the Ordinary Course; (C) any cash dividends or cash distributions, provided that written notice thereof has been provided to Adam at least fifteen (15) Business Days before declaring, setting aside, paying or setting a record date or payment date for such cash dividends or cash distributions; or (D) cash dividends or cash distributions by any non-wholly-owned Thor Subsidiary or Thor joint venture to its equityholders, in each case, on a pro rata basis in accordance with their respective equity interests in, and the Constating Documents or Thor JV Documents (as applicable) of, such non-wholly-owned Thor Subsidiary or Thor joint venture;
(ix)	(A) adopt a plan of complete or partial liquidation, consolidation, winding-up or resolutions providing for the liquidation, consolidation or dissolution of Thor, any of its non-dormant Subsidiaries or any of their respective assets, other than in relation to an internal reorganisation or rationalisation of non-dormant Subsidiaries of Thor in the Ordinary Course, provided that Thor has given at least thirty (30) days prior written notice of the proposed internal reorganisation or rationalisation to Adam and such proposed internal reorganisation or rationalisation shall not (I) require Thor to obtain the approval of its shareholders, (II) impair, prevent or materially delay the consummation of the Arrangement, (III) result in any breach by Thor or any of its Subsidiaries of any Material Contract, or (IV) reasonably be expected to have a material and adverse effect on the Adam-Thor Group following the consummation of the Arrangement, or (B) file a petition in bankruptcy under any Law on behalf of Thor or any of its non-dormant Subsidiaries or consent to the filing of any bankruptcy petition against Thor or any of its Subsidiaries;
(x)	acquire or commit to acquire any material interest, or make or commit to make any material investment or contributions of capital, directly or indirectly, in any Person or its businesses in one transaction or in a series of related transactions (in each case, by merger, consolidation, exchange, acquisition of securities or other equity interests, purchase, lease or licence of any significant portion of property or consolidated assets, joint venture formation or otherwise), other than:
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(A)	for consideration with a value of less than [Redacted: Dollar value.] per any such transaction or series of related transactions, provided that the value of consideration for all such transactions in the aggregate in any twelve (12) month period is less than [Redacted: Dollar value.];
(B)	acquisitions (however structured) of Goods or other tangible property in the Ordinary Course;
(C)	pursuant to transactions between two (2) or more wholly-owned Subsidiaries of Thor or between Thor and one (1) or more of such wholly-owned Subsidiaries;
(D)	pursuant to Ordinary Course transactions between Thor or any of its wholly-owned Subsidiaries, on the one hand, and any of its non-wholly-owned Subsidiaries or joint ventures, on the other hand, on arm’s-length terms; or
(E)	to the extent required pursuant to any Thor JV Document;
(xi)	sell, lease, license, dispose of, abandon, pledge or otherwise subject to a Lien (other than a Permitted Lien) or otherwise transfer any material assets or any interest in any material assets (in each case including material Intellectual Property and Thor Mineral Rights) of Thor or its Subsidiaries, other than assets or interests in assets:
(A)	with a value less than [Redacted: Dollar value.] in the aggregate in any twelve (12) month period;
(B)	sales (however structured) of Goods or other tangible property in the Ordinary Course;
(C)	that are associated with discontinued operations of Thor or its Subsidiaries or that are superfluous, obsolete, not necessary for the operations of Thor’s or its Subsidiaries’ respective businesses, fully depreciated or at the end of their useful life;
(D)	pursuant to transactions between two (2) or more wholly-owned Subsidiaries of Thor or between Thor and one (1) or more such wholly-owned Subsidiaries;
(E)	pursuant to Ordinary Course transactions between Thor or any of its wholly-owned Subsidiaries, on the one hand, and any of its non-wholly-owned Subsidiaries or joint ventures (including Thor Key Joint Ventures), on the other hand, on arm’s-length terms; or
(F)	to the extent required pursuant to any Thor JV Document;
(xii)	incur, create, assume or otherwise become liable for any Thor Indebtedness or provide any guarantees thereof, in each case that would result in the aggregate principal amount of Thor Indebtedness or guarantees thereof outstanding as of such time (without duplication) exceeding an aggregate amount equal to (A) the aggregate principal amount of Thor Existing

47

Indebtedness outstanding as of the date hereof plus (B) [Redacted: Dollar value.], other than to the extent required pursuant to any Thor JV Document;
(xiii)	make any capital expenditure or commit to make any capital expenditure (any such capital expenditure or commitment, “CapEx”), other than (A) in the current fiscal year, the aggregate dollar amount of CapEx contemplated by the Thor CapEx Plan for such fiscal year plus additional CapEx not in excess of [Redacted: Percentage.] of the aggregate dollar amount of CapEx contemplated by the Thor CapEx Plan for the current fiscal year, (B) in the fiscal year thereafter, (I) the aggregate dollar amount of CapEx contemplated by the Thor CapEx Plan for such fiscal year plus (II) additional CapEx not in excess of [Redacted: Percentage.] of the aggregate dollar amount of CapEx contemplated by the Thor CapEx Plan for such fiscal year, and (C) in the fiscal year thereafter, (I) the aggregate dollar amount of CapEx contemplated by the Thor CapEx Plan for such fiscal year plus (II) additional CapEx not in excess of [Redacted: Percentage.] of the aggregate dollar amount of CapEx contemplated by the Thor CapEx Plan for such fiscal year and any CapEx contemplated by the Thor CapEx Plan for the prior fiscal year (not taking into account the additional amounts under (B)(II) not spent or committed by Thor in such prior fiscal year; provided that, notwithstanding the foregoing, Thor may make sustaining CapEx as is reasonably required to preserve the value of any material asset in response to, appropriately and prudently, addressing or responding to any natural or man-made emergencies, disasters, calamities or similar events (provided that, to the extent reasonably practicable, Adam is consulted in good faith reasonably in advance of Thor taking or not taking the applicable action, and in any event is given written notice thereof as promptly as practicable thereafter and provided that such CapEx is not in excess of [Redacted: Dollar value.] in any fiscal year);
(xiv)	[Redacted: Commercially sensitive matters related to growth projects.];
(xv)	(A) amend or modify in any material respect, terminate or waive any material right under any Material Contract; (B) enter into any Contract (including by amendment, modification, replacement or extension) that is described in clauses (f), (i) or (j) of the “Material Contracts” definition or on terms that, individually or in the aggregate, would reasonably be expected to impose any material restriction on, or otherwise be material and adverse to, Thor and its Subsidiaries’ respective businesses, taken as a whole; or (C) enter into any other Contract that would be a Material Contract if in effect on the date of this Agreement, other than, solely in the case of clauses (A) and (C) (and excluding Contracts described in clause (B)), in the Ordinary Course (including the renewal or replacement of a Contract in existence on the date of this Agreement on terms materially consistent with terms in existence on the date of this Agreement);
(xvi)	[Redacted: Commercially sensitive.];
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(xvii)	make any material change to Thor’s accounting policies or methods of accounting (including adopting new accounting policies or methods), other than required by concurrent changes in IFRS;
(xviii)	other than as required by the terms of any Collective Agreement, Thor Benefit Plan, Thor Incentive Plan, written employment agreements in existence on the date of this Agreement, as approved by Thor Shareholders from time to time or as the Thor Board reasonably deems necessary and proportionate for the retention or incentivisation of any personnel outside of the Ordinary Course (x) in connection (directly or indirectly) with the Transaction; and/or (y) to assist with the successful operation and management of the business of Thor during the Interim Period and of Adam-Thor following the closing of the Arrangement, and in the case of retention awards, which do not exceed, in the case of (x) and (y), [Redacted: Dollar value.] in the aggregate:
(A)	grant to any Thor Employee with a base salary exceeding [Redacted: Dollar value.], officer or director of Thor or any of its Subsidiaries an increase in compensation or benefits in any form, other than in the Ordinary Course;
(B)	grant or increase any eligibility or entitlement to severance, retention, change of control or termination pay or similar compensation or benefits payable to (or amend any existing Contract with), any director or officer of Thor or, other than in the Ordinary Course, any Thor Employee (other than a director or officer), independent contractor or consultant (other than such as results by Law from the employment of an officer without an agreement as to termination notice, payment in lieu of such notice or severance);
(C)	enter into any employment, deferred compensation, independent contractor, consultant, or other similar Contract (or amend any such existing Contract) with any director or officer of Thor other than to extend an existing agreement or replace any departing director or officer on substantially similar terms;
(D)	materially amend or extend any benefits provided under a material Thor Benefit Plan or any Thor Incentive Plan or establish any new material Thor Benefit Plan or Thor Incentive Plan, other than in the Ordinary Course or, in relation to any Thor Benefit Plan which is a Canadian defined benefit pension arrangement, other than any amendments which are implemented in accordance with the governing terms of such arrangement or with the consent of (or as otherwise required by) any trustee or third-party insurer of any such arrangement from time to time, together with any steps taken to facilitate the transfer of any such arrangement to a third-party insurer and/or to wind up such arrangement as a result; or
(E)	provide for accelerated vesting, payment or removal of restrictions on any compensation or benefits (including any Thor Incentive Awards) or fund or otherwise secure the payment of, or accelerate the funding of, any compensation or benefits payable under any Thor Benefit Plan or any Thor Incentive Plan, other than in the Ordinary Course or in relation

49

to any Thor Benefit Plan which is a defined benefit pension arrangement;
(xix)	commence, waive, release, assign, settle, compromise or settle any litigation, proceeding, regulatory process, claim or investigation affecting Thor or any of its Subsidiaries reasonably expected to (A) involve an amount in excess of the greater of (I) [Redacted: Dollar value.] in each case; or (II) the amount reflected or reserved against in the balance sheet (or notes thereto) included in the Thor Public Documents relating to such litigation, proceedings or investigations, as applicable, in the case of each of clauses (I) and (II), and any series of the aforementioned which arise from the same or substantially the same facts, matters, circumstances or events shall be aggregated together for the purpose of such threshold, (B) impede, prevent or delay the consummation of the Transactions or (C) impose material injunctive or equitable relief, or impose material restrictions, on the business activities of Thor and its Subsidiaries, taken as a whole;
(xx)	(A) make, change or rescind any material Tax election or Tax designation (other than in the Ordinary Course); (B) settle or compromise any material Tax claim, assessment, reassessment, liability, action, suit, proceeding, hearing or controversy; (C) file any materially amended Tax Return; (D) enter into any material agreement with a Governmental Entity with respect to Taxes; (E) enter into or change any material Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement that is binding on Thor or its Subsidiaries (other than any commercial agreement entered into in the Ordinary Course the primary purpose of which is not related to Taxes); (F) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund; (G) make a request for a material Tax ruling to any Governmental Entity; (H) other than as required by Law materially amend or change any of its methods of reporting income, deductions or accounting for Tax purposes; or (I) change the residence of Thor or any of its Subsidiaries for Tax purposes (including for the purposes of a double taxation arrangement) or create any permanent establishment or other place of business of Thor or any of its Subsidiaries in a jurisdiction in which it is not so resident; provided that sub-paragraphs (A) to (H) above shall apply only to the extent that the relevant action could reasonably be expected to result in Tax costs, or otherwise have adverse financial consequences, for Thor and its Subsidiaries (on an affiliated group basis) which exceed [Redacted: Dollar value.] in the aggregate; or

(xxi)	authorize, propose, commit or enter into any agreement to do any of the foregoing.
(2)	Nothing in this Agreement (a) is intended to or shall result in Adam exercising material influence over the operations of Thor or any of its Subsidiaries, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, during the Interim Period, or (b) shall be interpreted in such a way as to place either of Adam or Thor in violation of any applicable Law. Each of Adam on the one hand and Thor on the other hand shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations and the operations of its respective Subsidiaries during the Interim Period. In furtherance and not in limitation of the foregoing, nothing in this Agreement will limit or otherwise affect Thor in making its own decisions with respect to production levels and other matters pertaining to the operation of its facilities and businesses and the marketing and sales of its products during the Interim Period.
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(3)	For any Subsidiary of Thor that is not a wholly-owned Subsidiary (including any Thor Key Joint Venture), the obligations and covenants of Thor in this Agreement (including Section 5.1) in respect of such non-wholly-owned Subsidiary during the Interim Period shall, notwithstanding anything else herein to the contrary, be limited to requiring Thor to exercise such rights available to it, attaching to its equity interest in such Person or under the applicable Constating Documents, shareholders agreement, partnership agreement, joint venture agreement or similar arrangement in respect of such non-wholly-owned Subsidiary to satisfy the specified obligation or covenant or otherwise use its commercially reasonable efforts to satisfy the specified obligation or covenant.
Section 5.2	Covenants of Thor Relating to the Arrangement.
(1)	During the Interim Period, subject to Section 5.5 of this Agreement which shall govern in relation to Regulatory Approvals, Thor shall and shall cause the Subsidiaries of Thor to perform all obligations required to be performed by Thor or any of its Subsidiaries under this Agreement, and use reasonable best efforts to cooperate with Adam in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective as soon as reasonably practicable the Transactions and, without limiting the generality of the foregoing, Thor shall and, where appropriate, shall cause each of its Subsidiaries to:
(a)	upon reasonable consultation with Adam, subject to Section 2.10, use reasonable best efforts to defend all lawsuits or other legal, regulatory or other proceedings against Thor or any of its Subsidiaries or their respective directors or officers challenging or affecting this Agreement or the consummation of the Transactions and use reasonable best efforts to have lifted or rescinded any injunction or restraining order or other order relating to Thor or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement;
(b)	use reasonable best efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements which applicable Laws may impose on Thor or its Subsidiaries with respect to the Transactions; and
(c)	use commercially reasonable efforts to seek all material third-party notices, consents, waivers, approvals, permits, exemptions, orders, agreements, amendments or confirmations required to be obtained by Thor or any of its Subsidiaries in connection with the Transactions in each case without paying, and without committing itself, Adam or any of their respective Subsidiaries to pay, any consideration or incurring any liability or obligation without the prior written consent of Adam (it being expressly agreed by Adam that no such notice, consent, waiver, approval, permit, exemption, order, agreement, amendment or confirmation in and of itself shall be a condition to the closing of the Arrangement).
(2)	During the Interim Period, Thor shall promptly (but in no event later than two (2) Business Days following any of the events described below) notify Adam in writing upon becoming aware of:
(a)	any notice or other communication from any Person alleging that the consent (or waiver, approval, permit, exemption, order, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or any of the Transactions, other than in respect of Regulatory Approvals which are governed by Section 5.5;
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(b)	unless prohibited by applicable Law or Contract existing as of the date of this Agreement, any notice or other communication from (i) any proxy advisory service in connection with, or (ii) any Person objecting to, indicating an intention to oppose or pursuing or threatening to pursue a position adverse to the completion of, the Transactions (and Thor shall contemporaneously provide a copy of any such written notice or communication to Adam), other than in respect of Regulatory Approvals which are governed by Section 5.5; or
(c)	any material litigation, proceeding, regulatory process, claim or investigation commenced or, to Thor’s knowledge, threatened against, relating to or involving, or otherwise affecting the Arrangement or any of the Transactions, other than in respect of Regulatory Approvals which are governed by Section 5.5.
(3)	The receipt of notice or information by Adam pursuant to Section 5.2(2) or otherwise shall not operate as a waiver by Adam or otherwise diminish the scope of or otherwise affect any representation, warranty, covenant, agreement or obligation of Thor under this Agreement or any condition set forth in Section 7.1 or Section 7.2. Additionally, the failure of Thor to comply with Section 5.2(2) shall not give rise to the failure of a condition precedent set forth in Section 7.2(a) or a right to terminate this Agreement pursuant to Section 8.2(1)(c)(ii) other than in the event of Willful Breach by a Party or any of its Representatives.
Section 5.3	Covenants of Adam Regarding the Conduct of Business.
(1)	Adam covenants and agrees that, during the Interim Period, except (i) as otherwise required, permitted or contemplated by this Agreement (including, for clarity, for purposes of [Redacted: Commercially sensitive matters related to Adam projects.] declaring or paying the Adam Special Dividend pursuant to Section 5.3(5) (and consummating any Financing Arrangements necessary therefor)), (ii) as required by Law or any order or directive of a Governmental Entity, (iii) with the prior written consent of Thor, such consent not to be unreasonably withheld, delayed or conditioned, or (iv) as set out in the Adam Disclosure Letter:
(a)	except as reasonably required to address and adapt to, appropriately and prudently, any natural or man-made emergencies, disasters, calamities, pandemics, epidemics, outbreaks of illness or domestic or international economic or political disputes (such as the impositions or escalation of tariffs, duties or other similar measures) that threaten the business, operation, results of operation, material assets, properties or liabilities (contingent or otherwise) of Adam or its Subsidiaries (provided that, to the extent reasonably practicable, Thor is consulted in good faith reasonably in advance of Adam taking or not taking the applicable action, and in any event is given written notice thereof as promptly as practicable thereafter) Adam shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (i) conduct its and their respective businesses in the Ordinary Course, and (ii) manage their respective balance sheet, leverage and related risk components in the Ordinary Course and otherwise maintain and preserve balance sheet capacity, liquidity, capital position and working capital balances as may be reasonably required to obtain and maintain an investment grade credit rating for the Adam-Thor Group following the consummation of the Transactions; and
(b)	without limiting the generality of Section 5.3(1)(a), Adam shall not, and shall cause each of its Subsidiaries not to, directly or indirectly:
(i)	amend or modify the Constating Documents of Adam or, in any material respect, the Constating Documents of any of Adam’s Subsidiaries;
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(ii)	split, combine, sub-divide, consolidate, redenominate or reclassify, or amend or modify any term of, any outstanding security of Adam or any of its non-wholly-owned Subsidiaries;
(iii)	reduce the share capital or any other capital reserve of Adam in any way;
(iv)	reorganize, arrange, restructure, amalgamate, merge or enter into, promote or undertake a scheme of arrangement with or involving any other Person, other than any such reorganization, arrangement, restructuring, amalgamation, merger or scheme involving only wholly-owned Subsidiaries of Adam;
(v)	issue, grant, deliver, sell, pledge or otherwise subject to a Lien (other than a Permitted Lien), or authorize the issuance, grant, delivery, sale or pledge of, or a Lien (other than a Permitted Lien) on, any of its securities, or any options, warrants or similar rights exercisable or exchangeable for or convertible into securities, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or value of the Adam Shares, other than: (A) the issuance of Adam Incentive Awards in the Ordinary Course in accordance with the terms of the Adam Incentive Plans; (B) transactions between two or more wholly-owned Subsidiaries of Adam or between Adam and one or more of its wholly-owned Subsidiaries; or (C) issuances of equity securities in any Adam joint venture to the extent required pursuant to its Adam JV Documents;
(vi)	take any steps to transfer any of the Adam Charitable Trust Shares or otherwise amend or vary the way the Adam Charitable Trust Shares are held on the date of this Agreement;
(vii)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or any of its outstanding securities (including pursuant to any current or future Adam security repurchase program), other than (A) in connection with the vesting, exercise or settlement of outstanding Adam Incentive Awards in accordance with the terms of the Adam Incentive Plans or any grant agreement, (B) by or among

Adam’s wholly-owned Subsidiaries, or (C) by any Adam joint venture to the extent required pursuant to its Adam JV Documents;

(viii)	other than as agreed by Adam Shareholders from time to time, make any material amendments to any Adam Incentive Plan, provided that renewing any Adam Incentive Plan or making administrative changes or updates to comply with applicable Law or facilitate the operation of the relevant Adam Incentive Plan shall not be prohibited;
(ix)	become an “employer” for the purposes of the UK Pensions Act 2004 of any UK defined benefit pension arrangement or otherwise incur any obligations or liabilities in relation to any such UK pension arrangement, in each case, save in relation to: (A) continuing to be (or, only for the purposes contemplated at Section 5.3(1)(b)(ix) in the Adam Disclosure Letter, becoming) an “employer” in respect of, or (B) being subject to, or liable for, any obligations, liabilities or commitments from time to time under or in relation to, (in each case), any applicable Adam Benefit Plan in existence as of the date of this Agreement that is a UK defined benefit pension arrangement;
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(x)	declare, set aside or pay, or set a record date or payment date for (i) any non-cash dividend or non-cash other distribution on any of its outstanding shares; or (ii) any cash dividend or cash distribution on any of its outstanding shares, other than (A) Adam Permitted Dividends; (B) the Adam Special Dividend; (C) dividends or distributions by wholly-owned Subsidiaries of Adam to Adam or its wholly-owned Subsidiaries in the Ordinary Course; or (D) cash dividends or cash distributions by any non-wholly-owned Adam Subsidiary or Adam joint venture to its equityholders, in each case, on a pro rata basis in accordance with their respective equity interests in, and the Constating Documents or Adam JV Documents (as applicable) of, such non-wholly-owned Adam Subsidiary or Adam joint venture;
(xi)	(A) adopt a plan of complete or partial liquidation, consolidation, winding-up or resolutions providing for the liquidation, consolidation or dissolution of Adam, any of its non-dormant Subsidiaries or any of their respective assets, other than in relation to an internal reorganisation or rationalisation of non-dormant wholly-owned Subsidiaries of Adam in the Ordinary Course, provided that Adam has given at least thirty (30) days prior written notice of the proposed internal reorganisation or rationalisation to Thor and such proposed internal reorganisation or rationalisation shall not (I) require Adam to obtain the approval of its shareholders, (II) impair, prevent or materially delay the consummation of the Arrangement, (III) result in any breach by Adam or any of its Subsidiaries of any Material Contract, or (IV) reasonably be expected to have a material and adverse effect on the Adam-Thor Group following the consummation of the Arrangement, or (B) file a petition in bankruptcy under any Law on behalf of Adam or any of its non-dormant Subsidiaries or consent to the filing of any bankruptcy petition against Adam or any of its Subsidiaries;
(xii)	acquire or commit to acquire any material interest, or make or commit to make any material investment or contributions of capital, directly or indirectly, in any Person or its businesses in one transaction or in a series of related transactions (in each case, by merger, consolidation, exchange, acquisition of securities or other equity interests, purchase, lease or licence of any significant portion of property or consolidated assets, joint venture formation or otherwise), other than:
(A)	for consideration with a value of less than [Redacted: Dollar value.] per any such transaction or series of related transactions, provided that the value of consideration for all such transactions in the aggregate in any twelve (12) month period is less than [Redacted: Dollar value.];
(B)	acquisitions (however structured) of Goods or other tangible property in the Ordinary Course;
(C)	pursuant to transactions between two (2) or more wholly-owned Subsidiaries of Adam or between Adam and one (1) or more of such wholly-owned Subsidiaries;
(D)	pursuant to Ordinary Course transactions between Adam or any of its wholly-owned Subsidiaries, on the one hand, and any of its non-wholly-owned Subsidiaries or joint ventures, on the other hand, on arm’s-length terms; or
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(E)	to the extent required pursuant to any Adam JV Document;
(xiii)	sell, lease, license, dispose of, abandon, pledge or otherwise subject to a Lien (other than a Permitted Lien) or otherwise transfer any material assets or any interest in any material assets (in each case including material Intellectual Property and Adam Mineral Rights) of Adam or its Subsidiaries, other than assets or interests in assets:
(A)	with a value less than [Redacted: Dollar value.] in the aggregate in any twelve (12) month period;
(B)	sales (however structured) of Goods or other tangible property in the Ordinary Course;
(C)	that are associated with discontinued operations of Adam or its Subsidiaries or that are superfluous, obsolete, not necessary for the operations of Adam’s or its Subsidiaries’ respective businesses, fully depreciated or at the end of their useful life;
(D)	pursuant to transactions between two (2) or more wholly-owned Subsidiaries of Adam or between Adam and one (1) or more such wholly-owned Subsidiaries;
(E)	pursuant to Ordinary Course transactions between Adam or any of its wholly-owned Subsidiaries, on the one hand, and any of its non-wholly-owned Subsidiaries or joint ventures (including Adam Key Joint Ventures), on the other hand, on arm’s-length terms; or
(F)	to the extent required pursuant to any Adam JV Document;
(xiv)	incur, create, assume or otherwise become liable for any Adam Indebtedness, or provide any guarantees thereof, in each case that would result in the aggregate principal amount of Adam Indebtedness or guarantees thereof outstanding as of such time (without duplication) exceeding an aggregate amount equal to (A) the aggregate principal amount of Adam Existing Indebtedness outstanding as of the date hereof plus (B) [Redacted: Dollar value.], other than to the extent required pursuant to any Adam JV Document;
(xv)	make any CapEx, other than (A) in the current fiscal year, the aggregate dollar amount of CapEx contemplated by the Adam CapEx Plan for such fiscal year plus additional CapEx not in excess of [Redacted: Percentage.] of the aggregate dollar amount of CapEx contemplated by the Adam CapEx Plan for the current fiscal year, (B) in the fiscal year thereafter, (I) the aggregate dollar amount of CapEx contemplated by the Adam CapEx Plan for such fiscal year plus (II) additional CapEx not in excess of [Redacted: Percentage.] of the aggregate dollar amount of CapEx contemplated by the Adam CapEx Plan for such fiscal year, and (C) in the fiscal year thereafter, (I) the aggregate dollar amount of CapEx contemplated by the Adam CapEx Plan for such fiscal year plus (II) additional CapEx not in excess of [Redacted: Percentage.] of the aggregate dollar amount of CapEx contemplated by the Adam CapEx Plan for such fiscal year and any CapEx contemplated by the Adam CapEx Plan for the prior fiscal year (not taking into account the additional amounts under (B)(II) not spent or committed by Adam in such prior fiscal year; provided that notwithstanding the foregoing,
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Adam may make sustaining CapEx as is reasonably required to preserve the value of any material asset in response to, appropriately and prudently, addressing or responding to any natural or man-made emergencies, disasters, calamities or similar events (provided that, to the extent reasonably practicable, Thor is consulted in good faith reasonably in advance of Adam taking or not taking the applicable action, and in any event is given written notice thereof as promptly as practicable thereafter, and provided that such CapEx is not in excess of [Redacted: Dollar value.] in any fiscal year);

(xvi)	[Redacted: Commercially sensitive matters related to growth projects.];
(xvii)	(A) amend or modify in any material respect, terminate or waive any material right under any Material Contract; (B) enter into any Contract (including by amendment, modification, replacement or extension) that is described in clauses (f), (i) or (j) of the “Material Contracts” definition or on terms that, individually or in the aggregate, would reasonably be expected to impose any material restriction on, or otherwise be material and adverse to, Adam and its Subsidiaries’ respective businesses, taken as a whole; or (C) enter into any other Contract that would be a Material Contract if in effect on the date of this Agreement, other than, solely in the case of clauses (A) and (C) (and excluding Contracts described in clause (B)), in the Ordinary Course (including the renewal or replacement of a Contract in existence on the date of this Agreement on terms materially consistent with terms in existence on the date of this Agreement);
(xviii)	[Redacted: Commercially sensitive.];
(xix)	make any material change to Adam’s accounting policies or methods of accounting (including adopting new accounting policies or methods), other than required by concurrent changes in IFRS;
(xx)	other than as required by the terms of any Collective Agreement, Adam Benefit Plan, Adam Incentive Plan, written employment agreements in existence on the date of this Agreement, approved by Adam Shareholders from time to time or as the Adam Board reasonably deems necessary and proportionate for the retention or incentivisation of any personnel outside of the Ordinary Course (x) in connection (directly or indirectly) with the Transaction; and/or (y) to assist with the successful operation and management of the business of Adam during the Interim Period and of Adam-Thor following the closing of the Arrangement, and in the case of retention awards, which do not exceed, in the case of (x) and (y), [Redacted: Dollar value.] in the aggregate:
(A)	grant to any Adam Employee with a base salary exceeding [Redacted: Dollar value.], officer or director of Adam or any of its Subsidiaries an increase in compensation or benefits in any form, other than in the Ordinary Course;
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(B)	grant or increase any eligibility or entitlement to severance, retention, change of control or termination pay or similar compensation or benefits payable to (or amend any existing Contract with), any director or officer of Adam or, other than in the Ordinary Course, any Adam Employee (other than a director or officer), independent contractor or consultant (other than such as results by Law from the employment of an officer without an agreement as to termination notice, payment in lieu of such notice or severance);
(C)	enter into any employment, deferred compensation, independent contractor, consultant, or other similar Contract (or amend any such existing Contract) with any director or officer of Adam other than to extend an existing agreement or replace any departing director or officer on substantially similar terms;
(D)	materially amend or extend any benefits provided under a material Adam Benefit Plan or any Adam Incentive Plan or establish any new material Adam Benefit Plan or Adam Incentive Plan, other than in the Ordinary Course or, in relation to any Adam Benefit Plan which is a UK defined benefit pension arrangement, other than any amendments which are implemented in accordance with the governing terms of such arrangement or with the consent of (or as otherwise required by) any trustee or third-party insurer of any such arrangement from time to time, together with any steps taken to facilitate the transfer of any such arrangement to a third-party insurer and/or to wind up such arrangement as a result; or
(E)	provide for accelerated vesting, payment or removal of restrictions on any compensation or benefits (including any Adam Incentive Awards) or fund or otherwise secure the payment of, or accelerate the funding of, any compensation or benefits payable under any Adam Benefit Plan or any Adam Incentive Plan, other than as a result of the Adam remuneration committee appropriately exercising any discretion it has under and in accordance with any Adam Incentive Plan or in the Ordinary Course or in relation to any Adam Benefit Plan which is a defined benefit pension arrangement;
(xxi)	commence, waive, release, assign, settle, compromise or settle any litigation, proceeding, regulatory process, claim or investigation affecting Adam or any of its Subsidiaries reasonably expected to (A) involve an amount in excess of the greater of (I) [Redacted: Dollar value.] in each case; or (II) the amount reflected or reserved against in the balance sheet (or notes thereto) included in the Adam Public Documents relating to such litigation, proceedings or investigations, as applicable, in the case of each of clauses (I) and (II) (and any series of the aforementioned which arise from the same or substantially the same facts, matters, circumstances or events shall be aggregated together for the purpose of such threshold), (B) impede, prevent or delay the consummation of the Transactions or (C) impose material injunctive or equitable relief, or impose material restrictions, on the business activities of Adam and its Subsidiaries, taken as a whole;
(xxii)	(A) make, change or rescind any material Tax election or Tax designation (other than in the Ordinary Course); (B) settle or compromise any material Tax

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claim, assessment, reassessment, liability, action, suit, proceeding, hearing or controversy; (C) file any materially amended Tax Return; (D) enter into any material agreement with a Governmental Entity with respect to Taxes; (E) enter into or change any material Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement that is binding on Adam or its Subsidiaries (other than any commercial agreement entered into in the Ordinary Course the primary purpose of which is not related to Taxes); (F) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund; (G) make a request for a material Tax ruling to any Governmental Entity; (H) other than as required by Law materially amend or change any of its methods of reporting income, deductions or accounting for Tax purposes; or (I) change the residence of Adam or any of its Subsidiaries for Tax purposes (including for the purposes of a double taxation arrangement) or create any permanent establishment or other place of business of Adam or any of its Subsidiaries in a jurisdiction in which it is not so resident; provided that sub-paragraphs (A) to (H) above shall apply only to the extent that the relevant action could reasonably be expected to result in Tax costs, or otherwise have adverse financial consequences, for Adam and its Subsidiaries (on an affiliated group basis) which exceed [Redacted: Dollar value.] in the aggregate; or
(xxiii)	authorize, propose, commit or enter into any agreement to do any of the foregoing.
(2)	[Redacted: Commercially sensitive matters related to Adam projects.]
(3)	Nothing in this Agreement (a) is intended to or shall result in Thor exercising material influence over the operations of Adam or any of its Subsidiaries, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, during the Interim Period, or (b) shall be interpreted in such a way as to place either of Adam or Thor in violation of any applicable Law. Each of Adam on the one hand and Thor on the other hand shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations and the operations of its respective Subsidiaries during the Interim Period. In furtherance and not in limitation of the foregoing, nothing in this Agreement will limit or otherwise affect Adam in making its own decisions with respect to production levels and other matters pertaining to the operation of its facilities and businesses and the marketing and sales of its products during the Interim Period.
(4)	For any Subsidiary of Adam that is not a wholly-owned Subsidiary (including any Adam Key Joint Venture), the obligations and covenants of Adam in this Agreement (including Section 5.3) in respect of such non-wholly-owned Subsidiary during the Interim Period shall, notwithstanding anything else herein to the contrary, be limited to requiring Adam to exercise such rights available to it, attaching to its equity interest in such Person or under the applicable Constating Documents, shareholders agreement, partnership agreement, joint venture agreement or similar arrangement in respect of such non-wholly-owned Subsidiary to satisfy the specified obligation or covenant or otherwise use its commercially reasonable efforts to satisfy the specified obligation or covenant.
(5)	Subject to Section 5.18, Adam covenants and agrees that it will: (a) by the date (the “ASD Deadline”) which is two (2) Business Days following the satisfaction or, where not prohibited, the waiver of the conditions set forth in Article 7 (excluding (x) conditions that, by their terms, cannot be satisfied until the Effective Date, and (y) the condition set forth in Section 7.1(j)

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[Declaration of Dividend]), unless payment of the Adam Special Dividend would constitute an unlawful distribution pursuant to the Companies Act, declare the Adam Special Dividend with a record date prior to the Effective Date and payment date either prior to the Effective Date or within thirty (30) days after the Effective Date; and (b) during the Interim Period, not take or permit any of its Subsidiaries or Representatives to take any action that would cause the declaration or payment of the Adam Special Dividend to constitute an unlawful distribution pursuant to the Companies Act.

Section 5.4	Covenants of Adam Relating to the Arrangement.
(1)	During the Interim Period, subject to Section 5.5 of this Agreement which shall govern in relation to Regulatory Approvals and Section 5.3(5) which shall govern in relation to the Adam Special Dividend, Adam shall and shall cause the Subsidiaries of Adam to perform all obligations required to be performed by Adam or any of its Subsidiaries under this Agreement and use reasonable best efforts to cooperate with Thor in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective as soon as reasonably practicable the Transactions and, without limiting the generality of the foregoing, Adam shall and, where appropriate, shall cause each of its Subsidiaries to:
(a)	upon reasonable consultation with Thor, subject to Section 2.10, use reasonable best efforts to defend all lawsuits or other legal, regulatory or other proceedings against Adam, any of its Subsidiaries or their respective directors or officers challenging or affecting this Agreement or the consummation of the Transactions and use reasonable best efforts to have lifted or rescinded any injunction or restraining order or other order relating to Adam or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement;
(b)	use reasonable best efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements which applicable Laws may impose on Adam or its Subsidiaries with respect to the Transactions;
(c)	apply for and use reasonable best efforts to seek to obtain the TSX Conditional Approval, the NYSE Approval, the LSE Admission and the JSE Admission, and conditional approval of the TSX for the listing of the Exchangeable Shares on the TSX, subject only to customary conditions; and
(d)	use commercially reasonable efforts to seek all material third-party notices, consents, waivers, approvals, permits, exemptions, orders, agreements, amendments or confirmations required to be obtained by Adam or any of its Subsidiaries in connection with the Transactions in each case without paying, and without committing itself, or Thor or any of their respective Subsidiaries to pay, any consideration or incurring any liability or obligation without the prior written consent of Thor (it being expressly agreed by Thor that no such notice, consent, waiver, approval, permit, exemption, order, agreement, amendment or confirmation in and of itself shall be a condition to the closing of the Arrangement).
(2)	During the Interim Period, Adam shall promptly (but in no event later than two (2) Business Days following any of the events described below) notify Thor in writing upon becoming aware of:
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(a)	any notice or other communication from any Person alleging that the consent (or waiver, approval, permit, exemption, order, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or any of the Transactions, other than in respect of Regulatory Approvals which are governed by Section 5.5;
(b)	unless prohibited by applicable Law or Contract existing as of the date of this Agreement, any notice or other communication from (i) any proxy advisory service in connection with, or (ii) any Person objecting to, indicating an intention to oppose or pursuing or threatening to pursue a position adverse to the completion of, the Transactions (and Adam shall contemporaneously provide a copy of any such written notice or communication to Thor), other than in respect of Regulatory Approvals which are governed by Section 5.5; or
(c)	any material litigation, proceeding, regulatory process, claim or investigation commenced or, to Adam’s knowledge, threatened against, relating to or involving, or otherwise affecting the Arrangement or any of the Transactions, other than in respect of Regulatory Approvals which are governed by Section 5.5.
(3)	The receipt of notice or information by Thor pursuant to Section 5.4(2) or otherwise shall not operate as a waiver by Thor or otherwise diminish the scope of or otherwise affect any representation, warranty, covenant, agreement or obligation of Adam under this Agreement or any condition set forth in Section 7.1 or Section 7.3. Additionally, the failure of Adam to comply with Section 5.4(2) shall not give rise to the failure of a condition precedent set forth in Section 7.3(a) or a right to terminate this Agreement pursuant to Section 8.2(1)(d)(ii) other than in the event of Willful Breach by a Party or any of its Representatives.
Section 5.5	Regulatory Approvals.
(1)	Subject to the remaining provisions of this Section 5.5 (including Section 5.5(5) and Section 5.5(6)), Adam and Thor shall, and shall cause their respective affiliates to, use their reasonable best efforts to: (a) obtain all Regulatory Approvals, including the Key Regulatory Approvals; (b) effect all registrations, filings and submissions of information required by Governmental Entities relating to the Transactions as soon as reasonably practicable and in any event sufficiently in advance of the Outside Date so as to allow the Effective Time to occur before the Outside Date; and (c) take any and all actions necessary to avoid, eliminate, and resolve any and all impediments under any Law that may be asserted by any Governmental Entity or any other Person with respect to the Transactions.
(2)	The Parties agree that, subject to the remaining provisions of this Section 5.5 (including Section 5.5(5) and Section 5.5(6)):
(a)	Adam shall, as soon as reasonably practicable and in any event within one (1) Business Day after the date hereof, or such other period of time as may be agreed in writing by the Parties, file an application for review pursuant to Part IV of the ICA, [Redacted: Matters related to ICA Approval]; and
(b)	the Parties shall, as soon as reasonably practicable and in any event within thirty (30) Business Days following the date hereof or such other period of time as may be agreed in writing by the Parties:
(i)	file a pre-merger notification pursuant to Part IX of the Competition Act;
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(ii)	file a competition brief requesting an advance ruling certificate under section 102 of the Competition Act or in the alternative a no action letter; and
(iii)	file a notification and report form pursuant to the HSR Act; and
(iv)	prepare and file all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, and Authorizations in respect of the other Regulatory Approvals not expressly identified in this Section 5.5(2).
(3)	The Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals and will consult with one another, and consider in good faith the views of one another, to jointly devise, develop and implement: (i) the strategy, timing and form for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by, or execution of any remedy required by, any Governmental Entity that has authority to enforce any Law related to the Regulatory Approvals (including directing the timing, nature and substance of all such responses, including any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with the subject matter of this Section 5.5), and (ii) the defense and settlement of any action brought by or before any Governmental Entity that has authority to enforce any Law; provided, however, that in the event of any disagreement between the Parties with respect to the matters described in the foregoing clause (i) or (ii), the General Counsel of Adam and the General Counsel of Thor shall seek to resolve such disagreement reasonably and in good faith; provided, further, that if the respective General Counsels of the Parties cannot resolve any such disagreement within ten (10) Business Days, the Chief Executive Officer of Adam and the Chief Executive Officer of Thor shall seek to resolve such disagreement reasonably and in good faith within a further five (5) Business Days.
(4)	The Parties shall provide or submit on a timely basis, and as promptly as practicable, all documentation and information that is required or reasonably requested by any Governmental Entity, or advisable, in connection with any filing or application to be made with respect to the Regulatory Approvals, in each case, in accordance with, and subject to the applicable procedures set forth in Section 5.5(3); provided, however, that nothing in this provision shall require a Party to provide information that is not in its possession or not otherwise reasonably available to such Party.
(5)	In the case of each of clauses (a) through (f), in accordance with and subject to the applicable procedures set forth in Section 5.5(3), the Parties shall: (a) with respect to any proposed applications, notices, filings, submissions, correspondence, agreements, orders, undertakings, or other information or communications relating to the Regulatory Approvals, provide each other with the assistance each may request in the preparation of the same (including providing any information reasonably requested by the other Party or its outside counsel), provide each other with draft copies thereof in advance and a reasonable opportunity to review and comment thereon prior to supplying to or filing with a Governmental Entity, and provide each other with final copies thereof once supplied or filed, as applicable (except for any such materials or parts thereof that the disclosing party, acting reasonably, considers competitively sensitive, which then shall be provided on an external counsel-only basis to external counsel of the other Party, provided that no materials submitted to a Governmental Entity under the ICA shall be deemed competitively sensitive), and neither Thor nor Adam shall submit any applications, notices, filings, submissions, correspondence, agreements, orders, undertakings or other information or communications relating to the Regulatory Approvals unless the other Party has consented to such submission; (b) cooperate on a timely basis in the preparation of any response by a Party to any request for additional information
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received by such Party from a Governmental Entity in connection with the Regulatory Approvals; (c) promptly provide or submit all documentation and information that is required by Law, reasonably requested by a Governmental Entity, or advisable in the opinion of Adam or Thor, each acting reasonably, in connection with obtaining the Regulatory Approvals; (d) subject to applicable Law, provide each other and each of their counsel with advance notice of and the opportunity to participate in any meeting, virtual meeting, telephone call or other discussion with any Governmental Entity in connection with the Regulatory Approvals, provided that neither Thor nor Adam shall attend any meeting, virtual meeting or telephone call or other discussion with any Governmental Entity in connection with the Regulatory Approvals unless the other Party has consented to such discussion; (e) otherwise keep each other informed, on a timely basis, of the status of discussions and communications with any Governmental Entity relating to the Regulatory Approvals, including promptly providing copies of any written communications received from Governmental Entities in connection with the Regulatory Approvals or summaries of any verbal communications received in that regard; and (f) effect such presentations and assist at such discussions or meetings with a relevant Governmental Entity as Adam or Thor may determine is appropriate for the purpose of obtaining the Regulatory Approvals as promptly as practicable.

(6)	The Parties agree that:
(a)	in fulfilling their obligations under this Section 5.5 related to the ICA Approval, Adam and Thor shall propose, offer, negotiate, commit to, agree to and effect: (i) the undertakings set forth in Schedule 5.5(2) (collectively the “Agreed ICA Undertakings”); and (ii) such additional, other or enhanced undertakings, commitments, terms or conditions as may be agreed or required by a Governmental Entity in addition to the Agreed ICA Undertakings, provided that such additional, other or enhanced undertakings, commitments, terms or conditions do not result in a Burdensome Condition;
(b)	in fulfilling their obligations under this Section 5.5 related to any other Regulatory Approval, each Party shall propose, offer, negotiate, commit to, agree to and effect, by undertaking, commitment, consent agreement, consent decree, trust, hold separate agreement, contract, order or otherwise: (i) the sale, divestiture, licensing, holding separate or disposition of all or any part of the businesses or assets of Adam, Thor or any of their respective affiliates; (ii) the termination of any existing contractual rights, relationships and obligations, or entry into or amendment of any other contractual relationships; (iii) changing or modifying any course of conduct regarding future operations of either Adam, Thor or their respective Subsidiaries; and (iv) any commitments or undertakings imposing any other conditions, requirements, restrictions, limitations, forfeitures or agreements affecting Adam and its affiliates’ or Thor and its affiliates’ full rights or ownership of their respective properties, operations or businesses;

provided, however, that in the case of any action with respect to any Regulatory Approval (including ICA Approval) as set forth in Section 5.5(6)(a) or Section 5.5(6)(b):

(i)	any such action shall be conditioned upon the consummation of the Transactions;
(ii)	no such action shall result in any change to the Exchange Ratio;
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(iii)	no such actions shall be considered for purposes of determining whether an Adam Material Adverse Effect or Thor Material Adverse Effect has occurred or would reasonably be expected to occur;
(iv)	no such actions shall be considered for purposes of determining whether a representation, warranty or covenant of Adam or Thor under this Agreement has been breached or whether a condition to the closing of the Arrangement has been satisfied; and
(v)	any reasonable effort by a Party to resist, reduce or negotiate the scope of any such action shall be deemed consistent with their obligations to take reasonable best efforts so long as such efforts do not unreasonably delay the Effective Date or delay the obtaining of any Regulatory Approval (including the ICA Approval) in a manner that could cause the Effective Time not to occur as soon as reasonably practicable and in any event sufficiently in advance of the Outside Date so as to allow the Effective Time to occur before the Outside Date;

provided, further, that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Parties or their respective affiliates shall be required to propose, offer, negotiate, commit to, agree to or effect any Burdensome Condition.

(7)	Without limiting or derogating from the Parties’ obligations contained elsewhere in this Section 5.5, but subject to Section 5.5(6), if any objections are asserted with respect to the Transactions under any Law, or if any action is instituted or threatened by or before any Governmental Entity challenging or which could lead to a challenge of any of the Transactions, the Parties shall contest, defend against and resolve such objections or action, as applicable, including by using their best efforts to avoid, oppose or seek to have lifted or rescinded any Law that would restrain, prevent, restrict or delay the consummation of the Arrangement.
(8)	Adam and Thor shall not, and shall not allow any of their respective Subsidiaries to, take any action or enter into any merger, acquisition, business combination, plan of arrangement, material joint venture or scheme of arrangement [Redacted: Commercially sensitive matters related to Adam projects.] that would reasonably be expected to prevent, delay or impede the obtaining of, or increase the risk of not obtaining, the Key Regulatory Approvals, or otherwise prevent, delay or impede the consummation of the Transactions. Adam and Thor shall not agree, or refuse to agree, to the extension of a waiting period, review period or enter into an agreement not to consummate the Arrangement or to not consummate the Arrangement prior to any date without the prior written consent of the other Party. Adam and Thor shall not withdraw any filing or application made in connection with any Regulatory Approval (including the ICA Approval) without the prior written consent of the other Party.
(9)	All filing and similar fees paid to Governmental Entities associated with obtaining the Regulatory Approvals shall be borne equally by Adam and Thor.
Section 5.6	Governance Arrangements.
(1)	The Parties hereby agree that (and without limiting their obligations in Section 5.5) Adam-Thor shall take all actions to ensure that, as promptly as reasonably practical after the Effective Time, to the fullest extent permissible in accordance with applicable Law, Adam-Thor will conduct its and its Material Subsidiaries that use the name “Adam” or “Thor”, respectively, businesses under the “Adam-Thor” trade name until subsequently changed in accordance with Section 5.6(2)(c). In furtherance of the foregoing, the Parties shall use reasonable best efforts

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to take all necessary preparations to permit the Parties and their Subsidiaries to be in a position to commence using such trade name immediately following the Effective Time.
(2)	The Parties hereby agree that (and without limiting their obligations in Section 5.3(5) and Section 5.5) Adam-Thor shall take all actions to ensure that:
(a)	If the Adam Name Change Resolution is not approved at the Adam Meeting, Adam-Thor shall seek shareholder approval of the Adam Name Change Resolution at each and every annual general meeting of shareholders until the Adam Name Change Resolution is approved;
(b)	as promptly as reasonably practical following the Effective Time, all Material Subsidiaries of Adam-Thor with a registered name that references “Adam” or “Thor” shall be updated to reference “Adam-Thor”;
(c)	if at any time following the passing of the Adam Name Change Resolution, (i) Adam-Thor ceases to use “Thor” in its registered name, then it will also similarly cease to use the “Adam” name; or (ii) Adam-Thor ceases to use “Adam” in its registered name, then it will also similarly cease to use the “Thor” name;
(d)	if at any time following any Adam-Thor Material Subsidiary’s change in its registered name pursuant to Section 5.6(2)(b), such Adam-Thor Material Subsidiary (i) ceases to use “Adam” in its registered name, then it will also similarly cease to use the “Thor” name, or (ii) ceases to use “Thor” in its registered name, then it will also similarly cease to use the “Adam” name;
(e)	if at any time following any time following any Adam-Thor Group member’s change in its trade name pursuant to Section 5.6(1), such Person (i) ceases to conduct its business using a trade name that includes the “Adam” name, then it will also similarly cease to use the “Thor” name, or (ii) ceases to conduct its business using a trade name that includes the “Thor” name, then it will also similarly cease to use the “Adam” name;
(f)	the Adam Shares will, following the Effective Time, be listed for trading on the TSX, NYSE, LSE and JSE and the Exchangeable Shares will, following the Effective Time, be listed for trading on the TSX;
(g)	until the close of the annual general meeting of Adam-Thor shareholders following the third anniversary of the Effective Time, the Adam-Thor Board shall have an even number of directors, including an equal number of nominees each from Thor and Adam; provided that (i) the replacement director to be put forward for approval as the replacement for any Thor nominee during such period must be selected by a majority of the Thor nominees (or their replacement nominees selected in accordance with this proviso) and (ii) the replacement director to be put forward for approval as the replacement for any Adam nominee during such period must be selected by a majority of the Adam nominees (or their replacement nominees selected in accordance with this proviso) and, for the purpose of formalising (i) and (ii), the terms of reference for the Adam-Thor nominations committee shall be amended to reflect such principles at the Effective Time;
(h)	the chairperson of the Adam-Thor Board immediately following the Effective Time shall be Sheila Murray;
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(i)	the Adam-Thor Chief Executive Officer, Deputy Chief Executive Officer and Chief Financial Officer shall be the persons listed on Schedule 5.6, less any such person on that list who resigns, dies, goes on a long-term leave of absence or is dismissed for Cause prior to the Effective Time, and the other executive leadership team members of Adam-Thor shall be jointly selected by the Parties acting reasonably and in good faith on a “best athlete” basis; and
(j)	all Thor Permitted Dividends, all Adam Permitted Dividends and the Adam Special Dividend, to the extent declared prior to the Effective Date but not paid on or before the Effective Date, shall be paid in full after the Effective Date, and within the applicable time periods and on the relevant payment dates, and Adam-Thor shall not take any action or omit to take any action that would cause any such Thor Permitted Dividends, Adam Permitted Dividends or the Adam Special Dividend to be cancelled or revoked.
(3)	For sake of clarity, as used in Section 5.6(2)(c), the term “name” with respect to the “Adam” name or “Thor” name shall include derivations, abbreviations and other variants intended to indicate association with Adam or Thor, as applicable.
Section 5.7	Access to Information; Integration Planning; Confidentiality.
(1)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts, each of Adam and Thor shall, and shall cause their respective Representatives to, afford to the other Party and to Representatives of the other Party such access as the other Party may reasonably require at all reasonable times and upon reasonable advance notice for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish the other Party with all data and information as the other Party may reasonably request.
(2)	As soon as reasonably practicable after the date of this Agreement, the Parties will develop an integration plan with the assistance of an integration planning team (the “Integration Planning Team”), half the members of which shall be comprised of individuals designated by Adam and half the members of which shall be designated by Thor, provided that no designated member of the Integration Planning Team shall have responsibility for strategic decision-making at Adam or Thor with respect to any goods, products or services in which Adam and Thor overlap. [Redacted: Matters related to Integration Planning Team processes and information sharing.]
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(3)	Adam and Thor acknowledge and agree that information furnished pursuant to Section 5.7(1) or Section 5.7(2) shall be subject to the terms and conditions of the Confidentiality and Standstill Agreement and that all members of the Integration Planning Team shall be Clean Team Members (as defined therein) for the purposes of the Confidentiality and Standstill Agreement. The Parties hereby agree that, notwithstanding any provision of the Confidentiality and Standstill Agreement, the term of the Confidentiality and Standstill Agreement shall be extended to the extent necessary to expire at the earlier to occur of: (a) the Effective Time and (b) nine (9) months following the termination of this Agreement.
Section 5.8	Privacy Matters.
(1)	For the purposes of this Section 5.8, “Transaction Personal Information” means the Personal Information transferred, disclosed or conveyed to one Party or any of its representatives or agents (a “Recipient”) by or on behalf of another Party (a “Transferor”) as a result of or in conjunction with the Arrangement, and includes all such Personal Information transferred, disclosed or conveyed to the Recipient prior to the execution of this Agreement.
(2)	Each Transferor acknowledges and confirms that it will take measures to ensure that the transfer, disclosure, communication or conveyance of Transaction Personal Information is limited to what is necessary for the purposes of determining if the Parties shall proceed with the Arrangement and, if the determination is made to proceed with the Arrangement, to carry on the business and complete the Arrangement.
(3)	In addition to its other obligations hereunder, the Recipient covenants and agrees to, prior to the completion of the Arrangement:
(a)	process, collect, use and disclose the Transaction Personal Information in compliance with applicable Privacy Laws and solely for the purpose of reviewing, determining whether to proceed with and completing the Arrangement;
(b)	where required by applicable Law (including Privacy Laws), not communicate Transaction Personal Information without the consent of the individual concerned, unless authorized to do so by applicable Law;
(c)	protect and safeguard the confidentiality of the Transaction Personal Information using security safeguards appropriate to the sensitivity of the Transaction Personal Information in accordance with applicable Privacy Laws; and
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(d)	within a reasonable time, return to the Transferor or destroy the Transaction Personal Information, at the option of the Recipient, should the Arrangement not be completed or as otherwise required by Law.
(4)	Should the Arrangement be completed, in addition to its other obligations hereunder, the Recipient covenants and agrees to, following the completion of the Arrangement:
(a)	process, use and disclose the Transaction Personal Information in compliance with applicable Privacy Laws and solely for the purposes for which the information was collected, permitted to be used or disclosed before the Arrangement was completed, unless the Recipient provides notice and/or obtains consent and/or is otherwise permitted to do so, in each case, in accordance with applicable Law (including Privacy Laws), to use or disclose the Transaction Personal Information for other purposes, or the use or disclosure of the Transaction Personal Information is otherwise required or permitted by applicable Law;
(b)	protect the Transaction Personal Information by security safeguards appropriate to its sensitivity in accordance with applicable Privacy Laws;
(c)	give effect to withdrawals of consent to collect, use or disclose the Transaction Personal Information, subject to and in accordance with applicable Law; and
(d)	where required by applicable Law, within a reasonable time after the Arrangement is completed, notify the individuals to whom the Transaction Personal Information pertains that the Arrangement has been completed and that their personal information has been disclosed to and is now held by the Recipient because of the Arrangement.
(5)	Notwithstanding Section 5.7 or the foregoing provisions of this Section 5.8, either relevant Party shall, where reasonably required, be permitted to furnish any Transaction Personal Information or any other relevant details about the Transaction to: (i) any trustee from time to time (or any relevant trustee’s professional advisers) of any Adam Benefit Plan which is a UK defined benefit pension arrangement; or (ii) any third-party insurer which has insured (or is in the process of insuring) any benefits or liabilities under any such arrangement.
Section 5.9	Cure Provisions.
(1)	Adam may not elect to exercise its right to terminate this Agreement pursuant to Section 8.2(1)(c)(ii) [Breach of Representation or Warranty or Failure to Perform Covenants by Thor] and Thor may not elect to exercise its right to terminate this Agreement pursuant to Section 8.2(1)(d)(ii) [Breach of Representation or Warranty or Failure to Perform Covenants by Adam], unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, if the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of: (a) the Outside Date; and (b) the date that is twenty (20) Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date; provided that if any matter is not capable of being cured by the Outside Date, the Terminating Party may immediately exercise the applicable termination right.
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(2)	If a Termination Notice is delivered prior to the date of the Adam Meeting or the Thor Meeting, unless the Parties agree otherwise Adam and Thor, shall postpone or adjourn the Adam Meeting and the Thor Meeting, to the earlier of (i) ten (10) Business Days prior to the Outside Date, and (ii) the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party, with such date being agreed upon by the Parties so that the Adam Meeting and Thor Meeting will continue to be held on the same date.
Section 5.10	Insurance and Indemnification.
(1)	Prior to the Effective Date, Thor shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Thor and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Adam will, or will cause Thor and its Subsidiaries to, maintain such “tail” policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date.
(2)	Adam-Thor agrees that from and after the Effective Time to the fullest extent permitted by applicable Law it shall honour all rights to indemnification or exculpation existing in favour of present and former employees, officers and directors of Thor and its Subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.
(3)	For a period of six (6) years from and after the Effective Time, Adam-Thor shall, (a) to the fullest extent permitted by applicable Law indemnify and hold harmless each current and former employee, officer and director of Thor and its Subsidiaries and each individual who serves or served at the request of Thor or any of its Subsidiaries as a representative of another Person (including any employee benefit plan) (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts incurred by such Indemnitee in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) in connection with any action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnitee is or was a director or officer of Thor or such Subsidiary or serves or has served at the request of Thor or such Subsidiary as a representative of another Person (including any employee benefit plan) or (ii) acts or omissions by an Indemnitee in the Indemnitee’s capacity as an employee, director or officer of Thor or such Subsidiary or taken at the request of Thor or such Subsidiary (including in connection with serving at the request of Thor or such Subsidiary as a representative of another Person (including any employee benefit plan but excluding always for the purposes of any indemnification under this Section 5.10(3), in relation to any UK defined benefit pension arrangement)), in each case under clause (i) or (ii), at, or at any time prior to, the Effective Time (including any action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification, advancement or reimbursement right of any Indemnitee) and (b) assume all obligations of Thor and such Subsidiaries to the Indemnitees in respect of indemnification, advancement and reimbursement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in Thor’s or such Subsidiaries’ Constating Documents. Without limiting the foregoing, Adam, for a period of six (6) years from and after the Effective Time, shall cause, unless otherwise required by Law, the Constating Documents of Thor and its Subsidiaries to contain provisions no less favorable to the Indemnitees with respect to exculpation from liability, indemnification and advancement and reimbursement of expenses of directors or officers and indemnification than are set forth as of the date of this Agreement in such Constating

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Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.
(4)	The provisions of this Section 5.10 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Thor hereby confirms that it is acting as trustee on their behalf, without precluding enforcement by any such insured or indemnified person, and agrees to enforce the provisions of this Section on their behalf. Furthermore, this Section 5.10 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.
Section 5.11	Employment Matters.
(1)	Unless otherwise agreed in writing between the Parties, Adam covenants and agrees, and for twelve (12) months after the Effective Time, Adam-Thor shall cause Thor and any successor to Thor to covenant and agree, to honour and comply in all material respects with (a) the terms of all existing employment terms (including compensation and benefits) and severance obligations existing at the Effective Time or to provide equivalent terms which are no less favourable in the aggregate to those arrangements in place immediately prior to the Effective Time and (b) all obligations (including any obligations that may result by Law from the employment of an employee without an express entitlement to termination notice, payment in lieu of such notice or severance) of Thor and its Subsidiaries under the Thor Incentive Plans.
(2)	Notwithstanding anything in this Section 5.11 to the contrary and subject to Section 5.11(3), the terms of Section 5.11(1) shall not apply to:
(a)	any Thor Employee as of the Effective Time who is covered by a Collective Agreement, the terms and conditions of employment of each such Thor Employee following the Effective Time shall continue be governed by the terms of the applicable Collective Agreement and Adam-Thor shall cause Thor and any successor to Thor to covenant and agree, to honour and comply with the terms of such Collective Agreement;
(b)	any Thor Benefit Plan or Adam Benefit Plan which is a defined benefit pension arrangement in any jurisdiction (which shall continue to be governed by the governing terms of any such arrangement, as amended from time to time); or
(c)	any Thor Employee who joins the Adam-Thor Board after the Effective Time, provided that the terms and conditions of employment of such individual following the Effective Time shall be in compliance with any applicable employment agreement and any Adam-Thor directors’ remuneration policy approved by shareholders from time to time (or if outside the scope of any such directors’ remuneration policy in force at the relevant time, Adam-Thor shall use commercially reasonable efforts to seek the necessary shareholder approvals and such terms and conditions of employment shall be in compliance with such shareholder approvals).
(3)	Nothing in this Section 5.11 shall prevent the Adam-Thor Board following the Effective Date from enhancing existing employment terms and/or putting in place any arrangements it reasonably deems necessary and proportionate for the retention or incentivisation of any personnel in connection (directly or indirectly) with the Transaction.
(4)	The provisions of this Section 5.11 and Section 5.12 below are solely for the benefit of the parties to this Agreement, no current or former director, employee or other service provider or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall

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be construed as an amendment to any Thor Benefit Plan, Adam Benefit Plan or other compensation or Benefit Plan or arrangement for any purpose. Without limiting the generality of the foregoing, nothing contained in this Agreement shall obligate Thor, Adam or any of their respective affiliates to (a) maintain any particular Benefit Plan or (b) retain the employment or services of any director, employee or other service provider.
(5)	Following the Effective Time, Adam-Thor shall not issue any Adam Shares in respect of Adam Incentive Awards that were outstanding at any time at or prior to the Effective Time.
Section 5.12	Benefit Plans.

Adam and Thor agree to consider, discuss and cooperate in order to determine any changes which may be required to any applicable Thor Benefit Plans or the Adam Benefit Plans or any Statutory Plans as a result of the Arrangement. The Parties shall act in good faith in such discussions with a view towards using commercially reasonable efforts to provide that the economic benefits to be received by Thor Employees from the Thor Benefit Plans and the Adam Employees from the Adam Benefit Plans, as the case may be, are not materially increased or decreased as a result of the Transaction.

Section 5.13	Consents.

Where a Party (the “Requesting Party”) requires the consent of the other Party (the “Receiving Party”) pursuant to any covenant set out in Section 5.1 to Section 5.3, the request for consent shall be made by the Requesting Party in writing (which may be by email) to:

(a)	in the case of Adam, each of the individuals listed in Schedule 5.13; and
(b)	in the case of Thor, each of the individuals listed in Schedule 5.13;

and shall include (a) reasonable detail to enable the Receiving Party to understand the nature and scope of the request for consent, and (b) reference to the relevant covenant(s) to which the consent request relates. The Requesting Party shall provide such additional information in relation to the request for consent as the Receiving Party reasonably requests. The Receiving Party shall act reasonably and in good faith in relation to any consent request and shall, as far as practicable, seek to provide a response in relation to the request within five (5) Business Days of receipt of the request (or, if another reasonable period for responding to such request is specified in this Agreement, such other period). Whenever a provision of this Agreement requires an approval or consent of a Party and such approval or consent is not delivered in writing within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

Section 5.14	Covenants Relating to the Exchangeable Shares.
(1)	Adam and Thor shall, as soon as practicable and in any event not more than thirty (30) days following the execution of this Agreement, prepare and agree to: (a) the Exchangeable Share Provisions and the ExchangeCo Deferred Share Provisions, each with the rights, privileges, restrictions and conditions substantially as set forth in Schedule 5.14 and otherwise acceptable to Thor and Adam, each acting reasonably; and (b) the forms of the Exchangeable Share Support Agreement, the Voting and Exchange Trust Agreement and the HoldCo Waiver, each substantially on the terms set forth in Schedule 5.14 and acceptable to Thor and Adam, each acting reasonably. Without limitation of the foregoing, during such thirty (30) day period Adam and Thor may each propose and, if proposed, shall consider in good faith, alternative exchangeable structures, including structures involving Adam issuing special voting shares in lieu of issuing Adam Shares to HoldCo.
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(2)	Adam shall, and where appropriate, shall cause each of its Subsidiaries (including ExchangeCo and CallCo, once established) to:
(a)	at least fifteen (15) Business Days prior to the Effective Date, incorporate and organize each of (i) ExchangeCo under the Laws of Canada, with an authorised capital consisting of the Exchangeable Shares (with the Exchangeable Share Provisions) and the ExchangeCo Deferred Shares (with the ExchangeCo Deferred Share Provisions), and (ii) CallCo under the Laws of Canada with an authorised capital consisting of the CallCo shares (with rights, privileges, restrictions and conditions that are consistent with the Exchangeable Share Provisions and the ExchangeCo Deferred Share Provisions), each in a manner acceptable to Thor, acting reasonably;
(b)	at least fifteen (15) Business Days prior to the Effective Date, procure the incorporation of a company incorporated under the laws of, and tax resident in, the Isle of Jersey (“HoldCo”) whose sole shareholder shall be a trust established under the laws of the Isle of Jersey, in a manner acceptable to Thor, acting reasonably;
(c)	prior to the Effective Time, (i) execute and deliver, in escrow (to be released at the time specified in the Plan of Arrangement), the Exchangeable Share Support Agreement; and (ii) execute and deliver, and procure that HoldCo shall execute and deliver, in escrow (to be released at the time specified in the Plan of Arrangement), the Voting and Exchange Trust Agreement;
(d)	prior to the Effective Time, procure that HoldCo shall execute and deliver, in escrow (to be released at the time specified in the Plan of Arrangement), the HoldCo Waiver;
(e)	until the Effective Time, except as contemplated by the Arrangement, own all of the outstanding capital shares of ExchangeCo (for greater certainty, other than the Exchangeable Consideration Shares) and CallCo;
(f)	ensure that ExchangeCo will be a “taxable Canadian corporation” within the meaning of the Tax Act and that CallCo will be treated as an entity whose separate existence from Adam is disregarded for U.S. federal income tax purposes; and
(g)	ensure that the Exchangeable Shares, the ExchangeCo Deferred Share and the CallCo shares to be issued in the Arrangement will be duly and validly issued by ExchangeCo and by CallCo, as applicable, and fully paid and nonassessable, not subject to or issued in violation of pre-emptive rights and free and clear of any Lien; and
(h)	except for any action required or contemplated under this Agreement (including the Plan of Arrangement and the Pre-Closing Reorganization), not take any action which could reasonably be expected to prevent the exchange of Thor Shares for consideration that includes Exchangeable Consideration Shares under the Arrangement by Eligible Holders in the Plan of Arrangement from being treated as a tax-deferred transaction for purposes of the Tax Act if such holders are otherwise eligible for such treatment.
(3)	During the thirty (30) day period following the execution of this Agreement, but prior to the date that the Interim Order is received by the Parties, Adam and Thor may each propose, and if proposed, shall each consider in good faith, alternative structures under the Plan of Arrangement to implement the Transactions (including structures involving the creation of new classes of shares at Thor, amalgamations, reorganizations of capital, etc.).
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Section 5.15	Canadian Tax Matters.
(1)	Where an Eligible Holder that receives Exchangeable Shares under the Arrangement desires to so elect, Adam shall cause ExchangeCo to comply with its obligations to make a joint election with such Thor Shareholder in respect of its disposition of its Thor Shares pursuant to Section 85 of the Tax Act (and any similar provision of any applicable provincial Tax Laws) in accordance with the procedures and within the time limits set out in the Plan of Arrangement. The agreed amount under such joint elections shall be determined by each such Thor Shareholder in his or her sole discretion within the limits set out in the Tax Act (and any similar provision of any applicable provincial Tax Laws).
(2)	During the Interim Period:
(a)	subject to Section 5.15(2)(b) and Section 5.15(2)(c), Adam and Thor shall, and where appropriate, shall each cause its Subsidiaries to, cooperate with each other and use their best efforts to minimize any applicable Taxes under the Tax Act in respect of investments made by Thor or Thor Subsidiaries resulting from the Transactions, including by, among other things, making such tax elections (including, for the avoidance of doubt, elections under paragraph 212.3(11)(c) or subsections 212.3(3) or (7) of the Tax Act) and taking such steps as may reasonably be determined applicable by the Parties;
(b)	in connection with any proposed investments by Thor or its Subsidiaries that (i) are made in the Ordinary Course, provided for the purposes of this provision “Ordinary Course” includes any investments which are required or not prohibited under this Agreement, including investments disclosed in the Thor CapEx Plan or relating to the funding of any such investments, or (ii) are in aggregate less than [Redacted: Dollar value.] in any calendar year, Thor shall make reasonable efforts to avoid any such investment(s) that it reasonably believes will result in Thor being deemed to have paid a dividend pursuant to section 212.3 of the Tax Act or in the Thor Shares deriving more than [Redacted: Percentage.] of their fair market value from shares of foreign affiliates of Thor (all within the meaning of paragraph 212.3(10)(f) of the Tax Act);
(c)	in connection with any proposed investments that are not described in Section 5.15(2)(b), but including any investments described in the second bullet of Section 5.1, Item 1(b)(xix) of the Thor Disclosure Letter involving the receivable owing by Teck Chile:
(i)	Thor shall not make such investments (other than an investment that is reasonably required to preserve the value of any material asset in response to, appropriately and prudently, addressing or responding to any natural or man-made emergencies, disasters, calamities or similar events) if they would reasonably be expected (including as determined without reference to subsections 212.3(3) and (7) of the Tax Act) to result in Thor being deemed to have paid a dividend pursuant to section 212.3 of the Tax Act, without reasonably consulting with Adam and giving reasonable consideration to any comments provided by Adam in advance of making any such proposed investment; and
(ii)	if Thor proposes to make any such investments (other than an investment that is reasonably required to preserve the value of any material asset in response to, appropriately and prudently, addressing or responding to any natural or man-made emergencies, disasters, calamities or similar events)

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and would reasonably be expected to result in the Thor Shares deriving more than [Redacted: Percentage.] of their fair market value from shares of foreign affiliates of Thor (determined without reference to debt obligations of any corporation resident in Canada in which Thor has a direct or indirect interest) that are held directly or indirectly by Thor (all within the meaning of paragraph 212.3(10)(f) of the Tax Act), Thor shall reasonably consult with Adam and give reasonable consideration to any comments provided by Adam in advance of taking any such steps or making any such investments;
(d)	Thor shall provide Adam with a reasonable opportunity to review and comment upon drafts of any election proposed to be made in accordance with section 212.3 of the Tax Act and shall give reasonable consideration to all such comments; and
(e)	in this Section 5.15(2), the term “investment” (or “investments”) has the meaning ascribed to the term “investment” for purposes of section 212.3 of the Tax Act.
Section 5.16	Pre-Closing Reorganization.

The Parties agree to, and shall cause their respective Representatives to, cooperate in good faith to (a) determine any reorganizations of the corporate structure, capital structure, business, operations or assets of Thor or Adam and their respective Subsidiaries during the Interim Period that may be reasonably necessary or advisable to give effect to the Transactions (each a “Pre-Closing Reorganization”); (b) determine and agree on the manner in which any Pre-Closing Reorganization might most effectively be undertaken; and (c) use commercially reasonable efforts to effect such Pre-Closing Reorganization in such manner (including preparing all documentation necessary and doing all such other acts and things as are reasonably necessary to effect such Pre-Closing Reorganization as agreed between the Parties); provided that any Pre-Closing Reorganization: (i) shall not be prejudicial to any Party or its securityholders in any material respect; (ii) shall not require any Party to obtain the approval of its shareholders; (iii) shall not impair, prevent or materially delay the consummation of the Arrangement; (iv) shall not result in any breach by any Party or any of its Subsidiaries of any Material Contract, Arrangement Resolution, Constating Documents or applicable Law; (v) shall not result in additional Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of any Party; (vi) and activities in furtherance thereof shall not unreasonably interfere with the Ordinary Course, operations and activities of a Party or its Subsidiaries, and (vii) shall not be consummated until at or immediately prior to the Effective Time. Additionally, the failure of any Party to comply with this Section 5.16 shall not give rise to the failure of a condition precedent set forth in Section 7.2(a) or Section 7.3(a), as applicable, or a right to terminate this Agreement pursuant to Section 8.2(1)(c)(ii) or Section 8.2(1)(d)(ii), as applicable.

Section 5.17	Financing Cooperation.

The Parties agree to, and to use commercially reasonable efforts to cause their respective Representatives (including counsel, financial advisors and auditors) to, cooperate in good faith and use commercially reasonable efforts to assist the applicable Party with obtaining any financing or re-financing arrangements entered or to be entered into in connection with the Arrangement (including for purposes of declaring or paying the Adam Special Dividend pursuant to Section 5.3(5)), amendments to the terms of the applicable Adam Existing Indebtedness, Thor Existing Indebtedness, compliance with or modifications to or waivers of the provisions of any Adam Indebtedness or Thor Indebtedness and/or the retirement, redemption, satisfaction and discharge of any Thor Indebtedness (collectively, the “Financing Arrangements”), including, to the extent reasonably requested in good faith by or on behalf of the applicable Party and agreed to in accordance with this Section 5.17 to use commercially reasonable efforts with respect to: (a) furnishing such Party with reasonable and customary financial and other information regarding the other Party and its Subsidiaries that is

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necessary in connection with such Financing Arrangement, (b) facilitating the pledging of collateral in connection with the Financing Arrangements, including facilitating the execution and delivery of any customary collateral documents and other customary certificates and documents as may be reasonably requested by such Party, (c) participating in meetings, drafting sessions, rating agency presentations and due diligence sessions at reasonable times and upon reasonable advance notice, (d) assisting such Party and its financing sources with the preparation of reasonable and customary bank information memoranda and other marketing and rating agency materials for the Financing Arrangements, (e) cooperating with such Party to obtain customary corporate and facilities ratings, including for the other Party and the Financing Arrangements, and (f) obtaining any customary payoff letters, redemption notices, releases of liens and instruments of termination or discharge in each case in accordance with the Adam Existing Indebtedness or Thor Existing Indebtedness, as applicable; provided, however, that (i) such requested cooperation or Financing Arrangements shall not materially impede, delay or prevent the consummation of the Arrangement or unreasonably interfere with ordinary course business, operations and activities of the Party or its Subsidiaries providing such cooperation and in the case of each of clauses (b) and (f), such requested cooperation shall not be required if such action is not contingent or effective upon the closing of the Arrangement occurring; and (ii) the failure of any Party to comply with this Section 5.17 shall not give rise to the failure of a condition precedent set forth in Section 7.2(a) or Section 7.3(a), as applicable, or a right to terminate this Agreement pursuant to Section 8.2(1)(c)(ii) or Section 8.2(1)(d)(ii). The foregoing notwithstanding, none of Adam, Thor, any of their respective Subsidiaries or any of their respective Representatives shall be required to take or permit the taking of any action pursuant to this Section 5.17 without the consent of such Party that: (i) if requested by Adam, would require Thor or its Subsidiaries or any of its or their respective Representatives, or if requested by Thor, would require Adam or its Subsidiaries or any of its or their respective Representatives to pass resolutions or consents to approve or authorize the execution of any Financing Arrangement or enter into, execute or deliver any certificate, document, opinion, instrument or agreement or agree to any change or modification of any existing certificate, document, opinion, instrument or agreement, in each case that are not conditioned on the occurrence of the Effective Time (other than the execution of customary authorization letters in connection with the obligations set forth above; provided that any action will only be required of the directors, members, partners, managers or officers of Thor and its Subsidiaries or Adam and its Subsidiaries, as applicable, who retain (or are appointed to) their respective positions as of and following the Arrangement), (ii) would cause any representation or warranty in this Agreement to be breached by Adam, Thor or any of their respective Subsidiaries, (iii) would require Adam, Thor or any of their respective Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with any Financing Arrangement prior to the Effective Time or have any obligation of Adam, Thor or any of their respective Subsidiaries under any agreement, certificate, document or instrument be effective until the Effective Time, (iv) would cause any director, officer or employee or stockholder of Adam, Thor or any of their respective Subsidiaries to incur any personal liability, (v) would conflict with any Constating Document of Adam, Thor or their respective Subsidiaries or any Law, (vi) would reasonably be expected to result in a material violation or breach of (with or without notice, lapse of time or both) any Material Contract to which Adam, Thor or any of their respective Subsidiaries is a party, (vii) would require Adam, Thor or any of their respective Subsidiaries or any of their respective Representatives to provide access to or disclose information that Adam, Thor or any of their respective Subsidiaries determines would jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of Adam, Thor or any of their respective Subsidiaries (provided that Adam or Thor, as applicable, shall allow for such access or disclosure to the maximum extent that such access or disclosure would not jeopardize any such attorney-client, work product privilege or other applicable privilege), or (viii) would require Adam, Thor or any of their respective Subsidiaries or any of their respective Representatives to prepare any financial statements that are not available to Adam or Thor and prepared in the ordinary course of its financial reporting practice. Nothing contained in this Section 5.17 or otherwise shall require (x) Thor or any of its Subsidiaries to be an issuer or other obligor with respect to any Financing Arrangement or any Adam Existing Indebtedness or (y) Adam or any of its Subsidiaries, to be an issuer or other obligor with respect to any Financing Arrangement or

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any Thor Existing Indebtedness, in each case, prior to the Effective Time. In connection with any cooperation pursuant to this Section 5.17, the Party requesting such cooperation (the “Cooperation Requesting Party”) of the other Party (the “Cooperating Party”) shall (A) promptly upon request, reimburse the Cooperating Party for all reasonable out-of-pocket costs incurred by the Cooperating Party or its Representatives in connection with such cooperation and (B) indemnify and hold harmless the Cooperating Party and its Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of any Financing Arrangement or any action taken by them in each case at the request of the Cooperation Requesting Party pursuant to this Section 5.17 and any information used in connection therewith, except in the case of the foregoing clauses (A) and (B), to the extent such costs or losses arise out of or result from the willful misconduct, gross negligence or bad faith of the Cooperating Party or its Representatives.

Section 5.18	Thor Catch-Up Dividend.

No later than fifteen (15) Business Days prior to the estimated ASD Deadline, Adam and Thor shall determine whether the Adam Special Dividend Amount would be zero as of such estimated ASD Deadline (such determination, a “Zero ASD Conclusion”) or a negative number as of such estimated ASD Deadline but for the proviso included in the definition thereof (such determination, a “Negative ASD Conclusion”, and, (i) the absolute value of such negative number divided by (ii) the Adjustment Factor, the “Thor Catch-Up Dividend Amount”). If the ASD Deadline does not occur on the ASD Deadline assumed for any determination made pursuant to the preceding sentence, then the process referred to in the preceding sentence shall be repeated on a rolling basis no later than fifteen (15) Business Days prior to each potential ASD Deadline. If Adam and Thor make a Zero ASD Conclusion or Negative ASD Conclusion, then:

(1) Section 5.3(5) shall not apply for so long as the Zero ASD Conclusion or Negative ASD Conclusion applies; and

(2) in the event of a Negative ASD Conclusion, no earlier than fifteen (15) Business Days prior to the estimated Effective Date, Thor shall declare and pay an aggregate dividend (the “Thor Catch-Up Dividend”) equal to the Thor Catch-Up Dividend Amount to Thor shareholders, provided that if Thor is unable to legally declare and pay the full amount of the Thor Catch-Up Dividend, then: (x) the Parties shall use reasonable best efforts to work together to implement arrangements to remedy such inability, which may include a loan from Adam or its Subsidiaries to Thor (which Thor shall be required to accept if such loan is made immediately prior to such closing and remedies such inability such that the closing of the Arrangement occurs relatively contemporaneously with such loan), and (y) Thor shall have the right to deliver a written notice to Adam (a “Thor Postponement Notice”) exercising the right set forth in Section 2.11. The Thor Catch-Up Dividend shall have a record date prior to the Effective Date (notwithstanding that such dividend may be paid after the Effective Date to the Thor Shareholders as at such record date) and a payment date before the Effective Date or within thirty (30) days after the Effective Date. Notwithstanding anything in this Agreement to the contrary (other than the obligation of the Parties as set forth in the preceding clause (x)), in connection with the payment of the Thor Catch-Up Dividend, Thor shall be entitled to incur such indebtedness for borrowed money as necessary for it to be able to pay the Thor Catch-Up Dividend. Thor covenants and agrees that it will, during the Interim Period, not take or permit any of its Subsidiaries or Representatives to take any action that would cause the declaration or payment of the Thor Catch-Up Dividend to constitute a dividend that cannot be legally declared and paid under applicable law.

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Article 6
Covenants Regarding Non-Solicitation

Section 6.1	Non-Solicitation.
(1)	Except as otherwise expressly provided in this Article 6, during the Interim Period, each Party shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of such Party or any of its Subsidiaries (collectively, the “Representatives”):
(a)	solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate any inquiries, proposals or offers that constitute or may reasonably be expected to constitute or lead to an Acquisition Proposal;
(b)	enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than the other Party and its Representatives) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, provided that, a Party may:
(i)	advise any Person of the existence of, and restrictions under, this Agreement;
(ii)	communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person (including with respect to an Acquisition Proposal), provided that a summary of such communication is subsequently provided to the other Party; and
(iii)	advise any Person making an Acquisition Proposal that the board of directors of the Party has determined that such Acquisition Proposal does not constitute a Superior Proposal;
(c)	announce (other than in the circumstances set out in Section 6.6(1) or Section 6.6(3)), accept, approve, endorse, give any consent or make any request in relation to or recommend, or propose publicly to accept, approve, endorse, give any consent or make any request in relation to or recommend, any Acquisition Proposal;
(d)	accept or enter into, or publicly propose to accept or enter into, any agreement (other than a confidentiality and standstill agreement as contemplated by Section 6.3) providing for any Acquisition Proposal; or
(e)	make a Thor Change in Recommendation or an Adam Change in Recommendation, as applicable.
(2)	Each Party shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than the other Party and its Representatives) conducted by such Party or any of its Subsidiaries or Representatives with respect to any Acquisition Proposal or any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal and, in connection therewith, such Party will discontinue access to and disclosure of any of its confidential information, including any data room and access to properties, facilities, books and records of such Party of any of its Subsidiaries, to any such Person or any other Person (other than the other Party and its Representatives) and request the return or destruction of all copies of any confidential information regarding such Party or any of its Subsidiaries provided to any Person (other than the other Party and its Representatives) since January 1, 2025 in respect of a possible Acquisition Proposal.
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(3)	Each Party covenants and agrees not to release, and cause its Subsidiaries not to release, any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations to such Party or its Subsidiaries under any confidentiality, standstill, non-disclosure, use, business purpose or similar agreement or covenant to which such Party or any of its Subsidiaries is a party, without the prior written consent of the other Party (it being acknowledged by both Parties that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 6.1(3)), and provided that if, at any time following the date of this Agreement and prior, in the case of Adam, to obtaining the Adam Shareholder Approval, or in the case of Thor, to obtaining the Thor Shareholder Approval, in response to an unsolicited request from a third party to waive any confidentiality, standstill or similar agreement or covenant, the board of directors of such Party determines in good faith, after consultation with its legal advisors that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, such Party may waive any such confidentiality, standstill or similar agreement or covenant solely to the extent necessary to permit a third party to make an Acquisition Proposal, on a confidential basis, to the board of such Party.
Section 6.2	Notification of Acquisition Proposals.

If a Party or any of its Representatives receives any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, an Acquisition Proposal, or any request in connection with any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, an Acquisition Proposal for copies of, access to, or disclosure of, confidential information relating to such Party or any of its Subsidiaries or Key Joint Ventures, such Party shall promptly notify the other Party, at first orally, and then promptly (and in any event within twenty-four (24) hours) in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of the material terms and conditions of the Acquisition Proposal, inquiry, proposal, offer or request and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and shall provide the other Party with copies of any material agreements, documents or correspondence (if not delivered in writing or electronic form, then by way of a description of the material terms of the matters communicated), in respect thereof, from or on behalf of any such Persons.

Section 6.3	Responding to an Acquisition Proposal.
(1)	Notwithstanding any other provision of this Article 6, if at any time following the date of this Agreement and prior, in the case of Adam, to obtaining the Adam Shareholder Approval, or in the case of Thor, to obtaining the Thor Shareholder Approval, a Party receives an unsolicited bona fide written Acquisition Proposal from an arm’s-length Person that did not result from a breach of this Article 6 or any Person or group of Persons (other than the other Party or any affiliate or joint actor of the other Party) announces such an unsolicited bona fide Acquisition Proposal in respect of a Party that did not result from a breach of this Article 6, that Party (x) may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and (y) may provide copies of, access to or disclosure of information, properties, facilities, books or records of such Party or its Subsidiaries, if and only if:
(a)	the Thor Board or the Adam Board, as applicable, determines, in good faith after consultation with its financial and legal advisors, that such Acquisition Proposal constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal;
(b)	such Party has been, and continues to be, in material compliance with its obligations under Article 6;
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(c)	prior to providing any such copies, access or disclosures, such Party first enters into a confidentiality and standstill agreement with such Person (or confirms it has previously entered into such an agreement which remains in effect) on terms that (i) are not materially less restrictive to such Person and its affiliates or representatives than the confidentiality, non-use and standstill restrictions set forth in the Confidentiality and Standstill Agreement (provided that nothing in such agreement shall be required to prevent such Person from making an Acquisition Proposal or Superior Proposal), (ii) do not contain any provision calling for an exclusive right to negotiate with such Party, and (iii) do not restrict such Party or any of its Subsidiaries from complying with this Article 6;
(d)	before providing any such copies, access or disclosure, such Party provides the other Party with a true, complete and final executed copy of the confidentiality agreement referred to in Section 6.3(1)(c); and
(e)	such Party provides to the other Party a list of the information provided to such Person and, to the extent not already provided to the other Party, the other Party is immediately provided with access to the same information to which such Person was provided or is thereafter provided.
(2)	The applicable Party shall keep the other Party fully informed of all material developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request (but, for the avoidance of doubt, excluding interim drafts of any agreement exchanged), and shall provide to the other Party copies of all material correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence communicated to the applicable Party by or on behalf of any Person making any such Acquisition Proposal, inquiry, proposal, offer or request.
Section 6.4	Superior Proposals.
(1)	If a Party receives an Acquisition Proposal that constitutes a Superior Proposal or any Person or group of Persons (other than the other Party or any affiliate or joint actor of the other Party) announces such an Acquisition Proposal in respect of such Party prior, in the case of Adam, to obtaining the Adam Shareholder Approval, or in the case of Thor, to obtaining the Thor Shareholder Approval, such Party may (x) make a Change in Recommendation with respect to such Superior Proposal and/or (y) terminate this Agreement pursuant to Section 8.2(1)(c)(iii) [Adam Superior Proposal Termination] (in Adam’s case) or Section 8.2(1)(d)(iii) [Thor Superior Proposal Termination] (in Thor’s case) (each of (x) and (y), a “Superior Proposal Action”), in each case, if and only prior to such Superior Proposal Action:
(a)	the board of directors of the Party determines, in good faith after consultation with its outside financial and legal advisors, that the Acquisition Proposal received by such Party constitutes a Superior Proposal and the failure by the relevant Party’s board of directors to take such Superior Proposal Action would be inconsistent with its fiduciary duties;
(b)	such Party has been, and continues to be, in material compliance with its obligations under Article 6;
(c)	such Party has provided the other Party with a notice in writing (x) that there is a Superior Proposal; (y) confirming the determination by such Party’s board of directors

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of the value and financial terms that such board of directors, in consultation with its financial and legal advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal; and (z) enclosing all documentation related to and detailing the Superior Proposal, including a copy of any agreement relating to such Superior Proposal and all supporting materials and related agreements or documents (including any financing documents supplied to such Party in connection therewith);
(d)	at least five (5) Business Days (the “Response Period”) shall have elapsed from the date the other Party received the notice and all of the documentation referred to in Section 6.4(1)(c) from such Party;
(e)	during any Response Period, the other Party has had the opportunity (but not the obligation), in accordance with Section 6.4(2), to offer to amend the terms of the Transaction and this Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal; and
(f)	if the other Party has proposed to amend the terms of the Arrangement and the Transaction in accordance with Section 6.4(2), such Party’s board of directors shall have determined, in good faith, after consultation with its financial and legal advisors, that such Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement and the Transaction by the other Party.
(2)	During the Response Period or such longer period as such Party may approve for such purpose, the other Party shall have the opportunity, but not the obligation, to propose to amend the terms of the Transaction and this Agreement and if the other Party proposes to amend the terms of the Transaction and this Agreement: (a) the Thor Board or the Adam Board, as applicable, shall, in good faith and in consultation with its financial and legal advisors, review any proposal by the other Party to amend the terms of the Transaction and this Agreement; and (b) such Party such shall negotiate, and cause its Representatives to negotiate, in good faith with the other Party to make such amendments to the terms of this Agreement and the Transaction as would enable the other Party to proceed with the Transactions on such amended terms.
(3)	If the Thor Board or the Adam Board, as applicable, after consultation with its financial and legal advisors, determines that an Acquisition Proposal previously constituting a Superior Proposal has ceased to be a Superior Proposal as compared to the proposed amendments to the terms of this Agreement and the Transaction: (a) such Party will promptly so advise the other Party; (b) the Parties shall amend this Agreement and the Plan of Arrangement to reflect such offer made by the other Party, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing; and (c) the Thor Board or the Adam Board, as applicable, shall promptly (and in any event within one (1) Business Day following the effectiveness of any such amendment) reaffirm the Thor Board Recommendation or the Adam Board Recommendation, as applicable, by press release, and such Party shall provide the other Party and its legal counsel with a reasonable opportunity to review the form and content of any such press release and shall give reasonable consideration to such amendments to such press release requested by the other Party and its legal counsel.
(4)	Each successive modification of any Acquisition Proposal that results in an increase in, or a modification to, the consideration (or value of such consideration) to be received by a Party or its shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Article 6, and the other Party shall be afforded a new Response Period in respect of each such Acquisition Proposal from the date on which such Party received the received the notice and documentation referred to in Section 6.4(1)(c) in respect of such new Acquisition Proposal.

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Section 6.5	Shareholder Meetings.
(1)	Unless this Agreement has been terminated by any Party in accordance with Article 8, such Party shall cause the Adam Meeting or the Thor Meeting, as applicable, to occur and the Adam Resolution (and the Adam Name Change Resolution and, if applicable, the Adam Remuneration Resolution) or the Arrangement Resolution, as applicable, to be voted upon by the Adam Shareholders or the Thor Shareholders thereat in accordance with this Agreement, and such Party shall not submit to a vote of its shareholders any Acquisition Proposal other than the Adam Resolution, the Adam Name Change Resolution, the Adam Remuneration Resolution (if applicable) or the Arrangement Resolution, as applicable, or any resolution to amend, cancel, revoke or withdraw the Adam Resolution, the Adam Name Change Resolution, the Adam Remuneration Resolution (if applicable) or the Arrangement Resolution, as applicable, prior to the termination of this Agreement in accordance with its terms.
(2)	If a Party notifies the other Party that it intends to make a Change in Recommendation in accordance with Section 6.4(1) on a date that is less than fifteen (15) Business Days prior to the Thor Meeting or the Adam Meeting, as applicable, then (a) such Party shall, if requested by the other Party, adjourn the Thor Meeting or the Adam Meeting, as applicable, to a date that is fifteen (15) Business Days after the date of such notice, and (b) the requesting Party shall adjourn the Thor Meeting or the Adam Meeting, as applicable, to the same date as the Thor Meeting or Adam Meeting, as applicable, scheduled pursuant to the foregoing clause (a); provided, however, that neither the Thor Meeting nor the Adam Meeting shall be adjourned or postponed to a date later than the tenth (10th) Business Day prior to the Outside Date.
(3)	For the avoidance of doubt, approval of the Adam Name Change Resolution or the Adam Remuneration Resolution by Adam Shareholders shall not be a condition to complete the Arrangement.
Section 6.6	Subsidiaries; Compliance with Law; Other Matters.
(1)	Nothing in this Agreement shall prohibit the Thor Board or Adam Board from making any disclosure to any securityholders of such Party prior to the Effective Time, if, in the good faith judgment of the Thor Board or Adam Board, as applicable, after consultation with its legal advisors, failure to make such disclosure would be inconsistent with the Thor Board’s or Adam Board’s exercise of its fiduciary duties or is otherwise required under applicable Law or pursuant to a Contract of such Party existing as of the date hereof, provided that any such disclosure that would constitute an Adam Change in Recommendation or Thor Change in Recommendation shall be made only in compliance with Section 6.4.
(2)	Each Party shall ensure that its Subsidiaries and Representatives are aware of the provisions of this Article 6, and, notwithstanding Section 5.1(3) and Section 5.3(3), as applicable, each Party shall be responsible for any breach of this Article 6 by its Subsidiaries or Representatives who (a) are directors, officers or employees, or (b) are acting at the direction of such Party and any breach of this Article 6 by a Party’s Subsidiaries or such Representatives is deemed to be a breach of this Article 6 by such Party.
(3)	To the extent that compliance by Adam with any of its obligations under this Article 6 would result, or could reasonably be expected to result, in any breach of the Market Abuse Regulation or the City Code without such a cleansing announcement having been released (in each case a “Possible Non-compliance Event”), Adam shall as promptly as practicable (and in any

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event within two (2) Business Days of becoming aware of the Possible Non-compliance Event) release a cleansing announcement via a Regulatory Information Service in such form as would be required to enable it to comply with its obligations under this Article 6 in full. Nothing in this Agreement shall restrict Adam from complying with its obligations under the City Code or an express requirement of the Panel on Takeovers and Mergers (the “Panel”). Unless expressly prohibited by the Panel, the City Code, law or regulation from doing so, Adam shall inform Thor of any such obligation or requirement as soon as practicable.

Article 7
Conditions

Section 7.1	Mutual Conditions Precedent.

The obligations of the Parties to complete the Transactions are subject to the fulfillment of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Thor Shareholder Approval shall have been obtained in accordance with the Interim Order, applicable Law and this Agreement;
(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Thor and Adam, acting reasonably, on appeal or otherwise;
(c)	the Adam Shareholder Approval shall have been obtained in accordance with applicable Law and this Agreement;
(d)	the Key Regulatory Approvals shall have been obtained and remain in full force and effect (and were not granted subject to, and do not contain, any Burdensome Condition);
(e)	the TSX Conditional Approval shall have been obtained and remain in full force and effect;
(f)	the NYSE Approval shall have been obtained and remain in full force and effect;
(g)	the LSE having acknowledged to Thor or its agent (and such acknowledgement not having been withdrawn) that LSE Admission will occur;
(h)	the JSE having acknowledged to Thor or its agent (and such acknowledgement not having been withdrawn) that JSE Admission will occur;
(i)	no applicable Law shall be in effect that (i) makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Adam or Thor from consummating the Arrangement or (ii) results in the imposition by a Governmental Entity of a Specified Jurisdiction of a Burdensome Condition; and
(j)	(x) if neither the Negative ASD Conclusion nor Zero ASD Conclusion applies, the Adam Special Dividend shall have been validly and lawfully declared by the Adam Board with a record date prior to the Effective Date in accordance with Section 5.3(5) and either with (i) a payment date before the Effective Date, or (ii) a payment date within thirty (30) days after the Effective Date; (y) if the Negative ASD Conclusion applies, the Thor Catch-Up Dividend shall have been validly and lawfully declared by

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the Thor Board with a record date prior to the Effective Date in accordance with Section 5.18 and either with (i) a payment date before the Effective Date, or (ii) a payment date within thirty (30) days after the Effective Date.
Section 7.2	Conditions Precedent to the Obligations of Adam.

The obligation of Adam to complete the Transactions is subject to the fulfillment of each of the following conditions precedent, each of which is for the exclusive benefit of Adam and may be waived by Adam in whole or in part at any time:

(a)	all covenants of Thor under this Agreement to be performed or complied with on or before the Effective Date which have not been waived by Adam shall have been duly performed or complied with by Thor in all material respects;
(b)	the representations and warranties of Thor:
(i)	set forth in paragraphs (a) [Organization and Qualification], (b) [Authority Relative this Agreement] and (c) [Board Approval] of Schedule D shall be true and correct in all material respects as of the Effective Date as if made at and as of such date (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date);
(ii)	set forth in paragraph (g) [Capitalization of Thor] of Schedule D shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Effective Date as if made at and as of such date (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects (except for de minimis inaccuracies) as of such date);
(iii)	set forth in paragraph (q) [No Thor Material Adverse Effect] of Schedule D shall be true and correct in all respects as of the date of this Agreement and as of the Effective Date as if made at and as of such date; and
(iv)	set forth in Schedule D other than those to which Section 7.2(b)(i), Section 7.2(b)(ii) or Section 7.2(b)(iii) applies, shall be true and correct in all respects (disregarding for purposes of this any materiality, Thor Material Adverse Effect or similar qualifications contained in any such representation or warranty) as of the Effective Date as if made at and as of such date (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in each case where the failure to be so true and correct has not had, and would not reasonably be expected to have, a Thor Material Adverse Effect;
(c)	since the date of this Agreement, there has not been any event, change, occurrence, effect or state of facts that, individually or in the aggregate, has, or would reasonably be expected to have a Thor Material Adverse Effect;
(d)	Thor Shareholders shall not have properly exercised and not validly withdrawn their Dissent Rights in connection with the Arrangement with respect to more than five percent (5%) of the issued and outstanding Thor Shares as of the Effective Date; and
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(e)	Adam shall have received a certificate of Thor addressed to Adam and dated the Effective Date, signed on behalf of Thor by two (2) senior executive officers of Thor (on Thor’s behalf and without personal liability), confirming the matters in Section 7.2(a), Section 7.2(b), Section 7.2(c) and Section 7.2(d) as of the Effective Date.
Section 7.3	Conditions Precedent to the Obligations of Thor.

The obligation of Thor to complete the Transactions is subject to the fulfillment of each of the following conditions precedent, each of which is for the exclusive benefit of Thor and may be waived by Thor in whole or in part at any time:

(a)	all covenants of Adam under this Agreement to be performed or complied with on or before the Effective Date which have not been waived by Thor shall have been duly performed or complied with by Adam in all material respects;
(b)	the representations and warranties of Adam:
(i)	set forth in paragraphs (a) [Organization and Qualification], (b) [Authority Relative this Agreement], (c) [Board Approval] and (dd) [Consideration Shares and the Adam Exchange Shares] of Schedule E shall be true and correct in all material respects as of the Effective Date as if made at and as of such date (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date);
(ii)	set forth in paragraph (g) [Capitalization of Adam] of Schedule E shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Effective Date as if made at and as of such date (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects (except for de minimis inaccuracies) as of such date);
(iii)	set forth in paragraph (p) [No Adam Material Adverse Effect] of Schedule E shall be true and correct in all respects as of the date of this Agreement and as of the Effective Date as if made at and as of such date; and
(iv)	set forth in Schedule E other than those to which Section 7.3(b)(i), Section 7.3(b)(ii) or Section 7.3(b)(iii) applies, shall be true and correct in all respects (disregarding for purposes of this any materiality, Adam Material Adverse Effect or similar qualifications contained in any such representation or warranty) as of the Effective Date as if made at and as of such date (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in each case where the failure to be so true and correct has not had, and would not reasonably be expected to have, an Adam Material Adverse Effect;
(c)	since the date of this Agreement, there has not been any event, change, occurrence, effect or state of facts that, individually or in the aggregate, has, or would reasonably be expected to have an Adam Material Adverse Effect; and
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(d)	Thor shall have received a certificate of Adam addressed to Thor and dated the Effective Date, signed on behalf of Adam by two (2) senior executive officers of Adam (on Adam’s behalf and without personal liability), confirming the matters in Section 7.3(a), Section 7.3(b) and Section 7.3(c) as of the Effective Date.
Section 7.4	Satisfaction of Conditions.

The conditions precedent set out in Section 7.1, Section 7.2 and Section 7.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director following filing of the Articles of Arrangement with the consent of the Parties in accordance with the terms of this Agreement.

Article 8
Term, Termination, Amendment and Waiver

Section 8.1	Term.

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 8.2	Termination.
(1)	This Agreement may be terminated at any time prior to the Effective Time:
(a)	by mutual written agreement of Thor and Adam;
(b)	by either Thor or Adam, if:
(i)	the Effective Time shall not have occurred on or before the Outside Date; provided that a Party may not terminate this Agreement under this Section 8.2(1)(b)(i) if it is in breach of any representation, warranty, covenant or obligation set forth in this Agreement and such breach has been the primary cause of, or primarily resulted in, the Effective Time not occurring on or before the Outside Date;
(ii)	(A) any applicable Law is enacted or made (or any Law is amended) that permanently prohibits, enjoins or renders illegal the consummation of the Transactions, and such Law shall have become final and non-appealable; (B) an order, decision or notice is issued under Section 23(3)(b) or Section 25.4(1) of the ICA preventing the consummation of the Transactions; or (C) after seeking and obtaining the prior written consent of Thor, Adam withdraws its application under Part IV of the ICA; provided that a Party may not terminate this Agreement under this Section 8.2(1)(b)(ii) if it is in breach of any representation, warranty, covenant or obligation set forth in this Agreement and such breach has been the primary cause of, or primarily resulted in, the event giving rise to a right to terminate pursuant to this Section 8.2(1)(b)(ii) occurring;
(iii)	the Thor Shareholder Approval shall not have been obtained at the Thor Meeting in accordance with the Interim Order, applicable Law and this Agreement; or
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(iv)	the Adam Shareholder Approval shall not have been obtained at the Adam Meeting, in accordance with applicable Law and this Agreement;
(c)	by Adam:
(i)	prior to the Thor Shareholder Approval having been obtained, if a Thor Change in Recommendation occurs;
(ii)	subject to Section 5.9, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Thor set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 7.2(a) [Thor Covenants Condition] or Section 7.2(b) [Thor Representations and Warranties Condition] not to be satisfied, and any such breach or failure is incapable of being cured, or is not cured in accordance with Section 5.9, and provided that Adam is not then in breach of this Agreement so as to cause any of the conditions in Section 7.3(a) [Adam Covenants Condition] or Section 7.3(b) [Adam Representations and Warranties Condition] not to be satisfied; or
(iii)	if (A) the Adam Board authorizes Adam or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, to enter into a definitive Contract providing for the consummation of a Superior Proposal in accordance with Section 6.4; and (B) Adam pays (or causes to be paid) the Adam Termination Payment due in accordance with Section 8.3(5)(b) and Section 8.3(6)(b);
(d)	by Thor:
(i)	prior to the Adam Shareholder Approval having been obtained, if an Adam Change in Recommendation occurs;
(ii)	subject to Section 5.9, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Adam set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 7.3(a) [Adam Covenants Condition] or Section 7.3(b) [Adam Representations and Warranties Condition] not to be satisfied, and any such breach or failure is incapable of being cured, or is not cured in accordance with Section 5.9, and provided that Thor is not then in breach of this Agreement so as to cause any of the conditions in Section 7.2(a) [Thor Covenants Condition] or Section 7.2(b) [Thor Representations and Warranties Condition] not to be satisfied; or
(iii)	if (A) the Thor Board authorizes Thor or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, to enter into a definitive Contract providing for the consummation of a Superior Proposal in accordance with Section 6.4; and (B) Thor pays (or causes to be paid) the Thor Termination Payment due in accordance with Section 8.3(3)(b) and Section 8.3(4)(b).
(2)	The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.
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(3)	If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of this Section 8.2(3) and Sections 8.3, 9.1, 9.2, 9.5, 9.6 and 9.7 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality and Standstill Agreement shall survive any termination hereof pursuant to Section 8.2(1); provided that nothing in this Agreement shall relieve any Party from liability for Fraud or Willful Breach of this Agreement by any Party or its Representatives.
Section 8.3	Expenses and Termination Payments.
(1)	Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.
(2)	For the purposes of this Agreement:
(a)	“Payment” means any of, as applicable, (i) an Adam Termination Payment, or (ii) a Thor Termination Payment;
(b)	“Adam Termination Payment” means $330,000,000; and
(c)	“Thor Termination Payment” means $330,000,000.
(3)	For the purposes of this Agreement, “Thor Termination Payment Event” means:
(a)	the termination of this Agreement by Adam pursuant to Section 8.2(1)(c)(i) [Thor Change in Recommendation];
(b)	the termination of this Agreement by Thor pursuant to Section 8.2(1)(d)(iii) [Thor Superior Proposal];
(c)	the termination of this Agreement (i) by either Adam or Thor pursuant to Section 8.2(1)(b)(iii) [Thor Shareholder Vote Failure] or Section 8.2(1)(b)(i) [Outside Date] or (ii) by Adam pursuant to Section 8.2(1)(c)(ii) [Thor Breach] as a result of a Willful Breach of Article 6 by Thor or its Representatives, if: (A) a bona fide Acquisition Proposal in respect of Thor shall have been made or publicly announced or otherwise publicly disclosed by any Person or group of Persons, or any Person or group of Persons shall have made, publicly announced or otherwise publicly disclosed, an intention to make an Acquisition Proposal in respect of Thor, (B) such Acquisition Proposal or intent to make an Acquisition Proposal is not withdrawn at least five (5) Business Days prior to the Thor Meeting and (C) within twelve (12) months following the date of such termination, either: (x) Thor or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, accepts, approves or enters into a definitive Contract providing for an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) of this Section 8.3(3)(c)); or (y) any Acquisition Proposal in respect of Thor (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) of this Section 8.3(3)(c)) is consummated. For purposes of this Section 8.3(3)(c), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1, except that each reference to “20%” therein shall be deemed to be a reference to “50%”; or
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(d)	the termination of this Agreement by either Adam or Thor pursuant to Section 8.2(1)(b)(i) [Outside Date], Section 8.2(1)(b)(iii) [Thor Shareholder Vote Failure] or Section 8.2(1)(b)(iv) [Adam Shareholder Vote Failure] or by Adam pursuant to Section 8.2(1)(c)(ii) [Thor Breach], in each case, if at the time of such termination pursuant to any such sections Adam is entitled to terminate this Agreement pursuant to Section 8.2(1)(c)(i) [Thor Change in Recommendation].
(4)	If a Thor Termination Payment Event occurs, Thor shall pay the Thor Termination Payment to Adam, by wire transfer of immediately available funds, as follows:
(a)	if the Thor Termination Payment is payable pursuant to Section 8.3(3)(a) or Section 8.3(3)(d), the Thor Termination Payment shall be payable within two (2) Business Days following such termination;
(b)	if the Thor Termination Payment is payable pursuant to Section 8.3(3)(b), the Thor Termination Payment shall be payable concurrently with such termination; or
(c)	if the Thor Termination Payment is payable pursuant to Section 8.3(3)(c), the Thor Termination Payment shall be payable upon the earlier of the occurrence of the events specified in clause (x) or (y) thereof.
(5)	For the purposes of this Agreement, “Adam Termination Payment Event” means:
(a)	the termination of this Agreement by Thor pursuant to Section 8.2(1)(d)(i) [Adam Change in Recommendation];
(b)	the termination of this Agreement by Adam pursuant to Section 8.2(1)(c)(iii) [Adam Superior Proposal];
(c)	the termination of this Agreement (i) by either Adam or Thor pursuant to Section 8.2(1)(b)(iv) [No Adam Shareholder Approval] or Section 8.2(1)(b)(i) [Outside Date]; or (ii) by Thor pursuant to Section 8.2(1)(d)(ii) [Adam Breach] as a result of a Willful Breach of Article 6 by Adam or its Representatives, if: (A) a bona fide Acquisition Proposal in respect of Adam shall have been made or publicly announced or otherwise publicly disclosed by any Person or group of Persons, or any Person or group of Persons shall have made, publicly announced or otherwise publicly disclosed, an intention to make an Acquisition Proposal in respect of Adam, (B) such Acquisition Proposal or intent to make an Acquisition Proposal is not withdrawn at least five (5) Business Days prior to the Adam Meeting and (C) within twelve (12) months following the date of such termination, either: (x) Adam or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, accepts, approves or enters into a definitive Contract providing for an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) of this Section 8.3(5)(c)); or (y) any Acquisition Proposal in respect of Adam (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) of this Section 8.3(5)(c)) is consummated. For purposes of this Section 8.3(5)(c), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1, except that each reference to “20%” therein shall be deemed to be a reference to “50%”; or
(d)	the termination of this Agreement by either Adam or Thor pursuant to Section 8.2(1)(b)(i) [Outside Date], Section 8.2(18.2(1)(b)(iv) [Adam Shareholder Vote Failure] or Section 8.2(1)(b)(iii) [Thor Shareholder Vote Failure] or by Thor pursuant to Section

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8.2(1)(d)(ii) [Adam Breach], in each case, if at the time of such termination pursuant to any such sections Thor is entitled to terminate this Agreement pursuant to Section 8.2(1)(d)(i) [Adam Change in Recommendation].
(6)	If an Adam Termination Payment Event occurs, Adam shall pay the Adam Termination Payment to Thor, by wire transfer of immediately available funds, as follows:
(a)	if the Adam Termination Payment is payable pursuant to Section 8.3(5)(a) or Section 8.3(5)(d), the Adam Termination Payment shall be payable within two (2) Business Days following such termination;
(b)	if the Adam Termination Payment is payable pursuant to Section 8.3(5)(b), the Adam Termination Payment shall be payable concurrently with such termination; or
(c)	if the Adam Termination Payment is payable pursuant to Section 8.3(5)(c), the Adam Termination Payment shall be payable upon the earlier of the occurrence of the events specified in clause (x) or (y) thereof.
(7)	For greater certainty, neither the Thor Termination Payment nor the Adam Termination Payment shall be required to be paid more than once.
(8)	Any Payment payable by Thor or Adam pursuant to this Agreement shall be paid free and clear of and without deduction or withholding for, or on account of, any present or future Taxes, unless such deduction or withholding is required by Law. If Thor or Adam (as the case may be) is required by applicable Laws to deduct or withhold any Taxes from any payment of a Payment, Thor or Adam (as the case may be) shall make such required deductions or withholdings, and Thor or Adam (as the case may be) shall remit the full amount deducted or withheld to the appropriate Tax Authority in accordance with applicable Laws. To the extent that such amounts are remitted to the relevant Tax Authority in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement and the Arrangement as having been paid to the Person to whom the relevant portion of the Payment would otherwise have been provided and the obligation to provide the Payment shall be treated as discharged to the same extent. Notwithstanding the foregoing, Thor and Adam (as the case may be) shall provide the applicable payee of the Payment with notice of its intent to withhold at least ten (10) days prior to making such Payment, and Thor and Adam shall each cooperate in good faith to mitigate any such withholding in a manner consistent with applicable Law.
(9)	The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of this Agreement and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if Thor fails to promptly pay any Thor Termination Payment due pursuant to Section 8.3(4) or Adam fails to promptly pay any Adam Termination Payment due pursuant to Section 8.3(6) and, in order to obtain such Payment, Adam or Thor, as applicable, commences any action, suit, litigation or other legal proceeding that results in a judgment against Thor for the Thor Termination Payment or any portion thereof, or Adam for the Adam Termination Payment or any portion thereof, Thor will pay to Adam (or as directed by Adam) or Adam will pay to Thor (or as directed by Thor), as the case may be, its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such action, suit, litigation or other legal proceeding, together with interest on such amount or portion thereof at the annual rate of five percent (5%) plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law.
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(10)	Each Party acknowledges that all of the payment amounts set out in this Section 8.3 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of Thor and Adam irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Thor or Adam is entitled to an Adam Termination Payment or a Thor Termination Payment, as applicable (but subject to each Party’s right prior to such termination of this Agreement to obtain an order of specific performance in accordance with Section 9.3), and such Payment (plus any interest, VAT and any amounts payable pursuant to Section 8.3(9) or Section 8.3(11), as applicable to Thor or Adam, the “Applicable Payment Cap”) is paid in full, Thor or Adam and such Party’s Related Parties (as defined below), as the case may be, shall be precluded from any other remedy against the other Party or any of such other Party’s Related Parties at Law, in equity, in Contract or otherwise (including, without limitation, an order for specific performance) (other than in the event of Fraud or Willful Breach), and shall not (other than in the event of Fraud or Willful Breach) seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its affiliates or any of its or their respective directors, officers, employees, partners, managers, members, securityholders or other Representatives (the foregoing Persons with respect to any Party, collectively, the “Related Parties” of such Party) in connection with this Agreement or the Transactions; provided that nothing in this Agreement shall relieve any Party from liability for Fraud or Willful Breach of this Agreement by any Party or its Representatives.
(11)	Thor and Adam anticipate, and shall use commercially reasonable efforts to secure, that any Payments are not and shall not be treated as consideration for a taxable supply for the purposes of any value added tax or other similar Tax (“VAT”). If, however, a Payment is determined by any Tax Authority to be consideration in whole or part for a taxable supply for VAT purposes and the Party receiving the Payment (the “Payee”) or an affiliate of the Payee is required to account for VAT in respect of that supply, then the Party making the Payment shall, subject to the receipt of a valid VAT invoice or other confirmation of payment or assessment of such VAT in respect of that supply, pay to the Payee on demand an amount equal to such VAT together with any interest or penalties incurred by the Payee in connection therewith, provided that in the event that any amounts paid in respect of such VAT are subsequently refunded to the Payee, the Payee shall promptly reimburse the Party making the Payment for any amount refunded to the Payee in connection with such VAT (net of any reasonable costs of recovery).
Section 8.4	Amendment.

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Thor Meeting or the Adam Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Thor Shareholders or Adam Shareholders, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;
(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;
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(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and
(d)	waive compliance with or modify any mutual conditions precedent herein contained.
Section 8.5	Waiver.

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

Article 9
General Provisions

Section 9.1	Notices.

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in person, by courier service or other personal method of delivery), or if transmitted by email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Adam:

Anglo American plc

17 Charterhouse Street

London, United Kingdom

Attention: Group Company Secretary; Kate Southwell; Richard Price

Email: [Redacted: Personal Information.]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Charles K. Ruck; Andrew Elken; Samuel Newhouse; Edward Barnett; Andrew Clark

Email: [Redacted: Personal Information.]

with a copy (which shall not constitute notice) to:

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Torys LLP

79 Wellington St W, Unit 3300

Toronto, ON M5K 1N2

Attention: Michael Amm

Telephone No.: [Redacted: Personal Information.]

Email: [Redacted: Personal Information.]

(b)	if to Thor:

Teck Resources Limited

550 Burrard Street Suite 3300

Vancouver BC V6C 0B3 Canada

Attention: Corporate Secretary

Email:  [Redacted: Personal Information.]

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York, USA
10019

Attention: Daniel A. Neff; Mark Gordon

Email: [Redacted: Personal Information.]

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
Commerce Court West, 199 Bay Street
Suite 5300
Toronto, Ontario, Canada
M5L 1B9

Attention: Sean Vanderpol

Email: [Redacted: Personal Information.]

with a copy (which shall not constitute notice) to:

Freshfields LLP
100 Bishopsgate
London, United Kingdom
EC2P 2SR

Attention: Jessamy Gallagher

Email: [Redacted: Personal Information.]

Section 9.2	Governing Law.
(a)	This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably (i) attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation

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to this Agreement or the Transaction (except to the extent set forth in Section 9.2(b)), (ii) agrees that any action, dispute, litigation or other legal proceeding between any Party or any director or officer thereof and the other Party or any director or officer thereof arising from or relating to this Agreement or the Transaction shall be governed by this Section 9.2(a) and brought before the Commercial List of the Superior Court of Justice (Ontario), and (iii) waives any defences to the maintenance of any such action, dispute, litigation or other proceeding in the courts of the Province of Ontario.
(b)	Notwithstanding Section 9.2(a), each of the Parties hereby irrevocably (i) attorns to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of matters relating solely to the implementation of the Arrangement (including the seeking of, hearing and obtainment of the Interim Order and Final Order and any related matters, but excluding all matters addressed by Section 9.2(a)) and (ii) waives any defences to the maintenance of an action in such courts in respect of the foregoing.
Section 9.3	Injunctive Relief.

Subject to Section 8.3, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, subject to Section 8.3, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Section 8.3, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties. To the extent any Party brings any action or other legal proceeding to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such Party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended by (i)(A) the amount of time during which such action or other legal proceeding is pending, plus (B) twenty (20) Business Days, or (ii) such other time period established by the court presiding over such action, dispute, litigation or other legal proceeding.

Section 9.4	Third-Party Beneficiaries.

The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum, except as provided in Section 5.10 [Insurance and Indemnification] which, without limiting its terms, is intended as stipulations for the irrevocable benefit of, and shall be enforceable by, the third Persons mentioned in such provisions.

Section 9.5	Entire Agreement, Binding Effect and Assignment.

This Agreement (including the exhibits and schedules hereto) and the Confidentiality and Standstill Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Party.

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Section 9.6	No Liability.

No director or officer of Adam, in their capacity as such, shall have any personal liability whatsoever to Thor or its affiliates under this Agreement, or any other document delivered in connection with the Transactions hereby on behalf of Adam or any of its Subsidiaries. No director or officer of Thor, in their capacity as such, shall have any personal liability whatsoever to Adam or its affiliates under this Agreement, or any other document delivered in connection with the Transactions hereby on behalf of Thor or any of its Subsidiaries.

Section 9.7	Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

Section 9.8	Counterparts, Execution.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, Adam and Thor have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Signed for and on behalf of ANGLO AMERICAN PLC	(signed) “John Heasley”
Signature
By a director

John Heasley
Name of signatory (print)

[Signature Page to the Arrangement Agreement]

IN WITNESS WHEREOF Adam and Thor have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Teck Resources Limited

By:	(signed) “Jonathan H. Price”
	Name:	Jonathan H. Price
	Title:	President and Chief Executive Officer

By:	(signed) “Nicholas P.M. Hooper”
	Name:	Nicholas P.M. Hooper
	Title:	Executive Vice President and Chief Corporate Development Officer

[Signature Page to the Arrangement Agreement]

Schedule A
Form of Plan of Arrangement

See attached.

SCHEDULE A
PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Defined Terms.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)	“Adam” means Anglo American plc, a public limited company incorporated under the laws of England and Wales;
(b)	“Adam Closing Shares” means, collectively, the Adam Consideration Shares and the HoldCo Adam Shares;
(c)	“Adam Consideration Shares” has the meaning ascribed thereto in the definition of “Consideration”;
(d)	“Adam Shares” means ordinary shares of $0.62385531135531 each in the capital of Adam;
(e)	“Adjusted Thor DSUs” has the meaning ascribed thereto in Section 2.4(j)(i);
(f)	“Adjusted Thor PDSUs” has the meaning ascribed thereto in Section 2.4(g)(i);
(g)	“Adjusted Thor PSUs” has the meaning ascribed thereto in Section 2.4(h)(i);
(h)	“Adjusted Thor RSUs” has the meaning ascribed thereto in Section 2.4(i)(i);
(i)	“Arrangement” means the arrangement of Thor under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement, this Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Thor and Adam, each acting reasonably);
(j)	“Arrangement Agreement” means the arrangement agreement dated as of September 9, 2025 between Thor and Adam, including all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;
(k)	“Arrangement Resolution” means the special resolution of the Thor Shareholders approving the Arrangement which was considered at the Thor Meeting;
(l)	“Articles of Arrangement” means the articles of arrangement of Thor in respect of the Arrangement, to be filed with the Director after the Final Order is made, which shall be in form and content satisfactory to Thor and Adam, each acting reasonably;
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(m)	“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, allowance, exemption, waiver, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity;
(n)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;
(o)	“CallCo” means [●][1], a corporation existing under the CBCA and a direct wholly-owned Subsidiary of Adam;
(p)	“CallCo Share” means a common share in the capital of CallCo;
(q)	“CBCA” means the Canada Business Corporations Act;
(r)	“CDS” means the clearing and depository service operated by CDS Clearing and Depository Services Inc.
(s)	“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;
(t)	“Consideration” means the consideration to be received by the Thor Shareholders pursuant to this Plan of Arrangement as consideration for their Thor Shares, consisting of: (i) in the case of each Exchangeable Elected Share, the Exchange Ratio of an Exchangeable Share per Exchangeable Elected Share (collectively in the case of (i), the “Exchangeable Consideration Shares”); and (ii) in the case of each other Thor Share, the Exchange Ratio of an Adam Share per Thor Share (collectively in the case of (ii), the “Adam Consideration Shares”);
(u)	“Court” means the Supreme Court of British Columbia;
(v)	“CRA” means the Canada Revenue Agency;
(w)	“CREST” means the system for the paperless settlement of trades in securities and the holding of uncertified securities operated by Euroclear UK & Ireland Limited;
(x)	“Depositary” means TSX Trust Company or such other Person as Thor may appoint to act as depositary in connection with the Arrangement, with the approval of Adam, acting reasonably;
(y)	“Director” means the Director appointed pursuant to section 260 of the CBCA;
(z)	“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Article 5 of this Plan of Arrangement;
(aa)	“Dissenting Thor Shareholder” means any registered Thor Shareholder who has duly and validly exercised its Dissent Rights pursuant to Article 5 of this Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have

1 CallCo name to be inserted once CallCo is incorporated in accordance with Section 5.14(2)(a) of the Arrangement Agreement.

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withdrawn such exercise of Dissent Rights prior to the Effective Time, but only in respect of Dissenting Thor Shares held by such Dissenting Thor Shareholder;

(bb)	“Dissenting Thor Shares” means Thor Shares held by Dissenting Thor Shareholders and in respect of which Dissent Rights have been and remain validly exercised at the Effective Time;
(cc)	“DRS Advice” means a Direct Registration System (DRS) advice;
(dd)	“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;
(ee)	“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;
(ff)	“Election Deadline” means 5:00 p.m. at the place of deposit on the date indicated as the election deadline on the Letter of Transmittal and Election Form;
(gg)	“Eligible Holder” means a Thor Shareholder that is: (i) a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from Tax under Part I of the Tax Act; or (ii) a partnership, any direct or indirect member of which is a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from Tax under Part I of the Tax Act;
(hh)	“Exchange Ratio” means 1.3301, as such Exchange Ratio may be adjusted pursuant to Section 2.13 of the Arrangement Agreement;
(ii)	“Exchangeable Consideration Shares” has the meaning ascribed thereto in the definition of “Consideration”;
(jj)	“Exchangeable Elected Share" means each Thor Share in respect of which an Eligible Holder shall have validly made an Exchangeable Share Election in accordance with Section 3.1 and the Letter of Transmittal and Election Form;
(kk)	“Exchangeable Elected Shareholder" means, solely in respect of an Eligible Holder’s Exchangeable Elected Shares, each Eligible Holder who has validly made an Exchangeable Share Election;
(ll)	“Exchangeable Share Election” has the meaning ascribed thereto in Section 3.1(a);
(mm)	“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be in the form agreed to by Adam and Thor pursuant to the Arrangement Agreement and set out in Annex A to this Plan of Arrangement;
(nn)	“Exchangeable Share Support Agreement” means the exchangeable share support agreement among Adam, ExchangeCo and CallCo, in the form agreed to by Adam and Thor pursuant to the Arrangement Agreement, to be entered into in connection with and pursuant to this Plan of Arrangement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;
(oo)	“Exchangeable Shares” means the redeemable preferred shares in the capital of ExchangeCo, having the rights, privileges, restrictions and conditions set forth in the

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Exchangeable Share Provisions;
(pp)	“ExchangeCo” means [●][2], a corporation existing under the CBCA and a direct or indirect wholly-owned Subsidiary of Adam;
(qq)	“ExchangeCo Deferred Share Provisions” means the rights, privileges, restrictions and conditions attaching to the ExchangeCo Deferred Shares, which rights, privileges, restrictions and conditions shall be in the form agreed to by Adam and Thor pursuant to the Arrangement Agreement and set out in Annex B to this Plan of Arrangement;
(rr)	“ExchangeCo Deferred Shares” means the deferred shares in the capital of ExchangeCo, having the rights, privileges, restrictions and conditions set forth in the ExchangeCo Deferred Share Provisions;
(ss)	“ExchangeCo Shares” means common shares in the capital of ExchangeCo;
(tt)	“Fair Market Value” on a particular date shall mean the volume weighted average trading price of the Adam Shares as reported on the Toronto Stock Exchange over the prior twenty (20) consecutive trading days and, if the Adam Shares are not listed on the Toronto Stock Exchange, “Fair Market Value” shall be the value established in accordance with the applicable Thor Incentive Plan as the appropriate measure in place of such weighted average price;
(uu)	“Filing Date” has the meaning ascribed thereto in the Thor PDSU Plan (in respect of Thor PDSUs), in the Thor DSU Plan (in respect of Thor DSUs) and the Thor PSU Plan (in respect of Thor PSUs);
(vv)	“final proscription date” has the meaning ascribed thereto in Section 4.9;
(ww)	“Final Order” means the order of the Court approving the Arrangement in the form acceptable to Thor and Adam, each acting reasonably, as such order may be amended by the Court (with prior written consent of both Adam and Thor, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to Adam and Thor, each acting reasonably) on appeal;
(xx)	“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, Tax Authority, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the TSX, NYSE, LSE and JSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

2 ExchangeCo name to be inserted once ExchangeCo is incorporated in accordance with Section 5.14(2)(a) of the Arrangement Agreement.

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(yy)	“HoldCo” means [●][3], a corporation existing under the laws of the Isle of Jersey;
(zz)	“HoldCo Adam Shares” means the Adam Shares to be allotted and issued by Adam to HoldCo pursuant to this Plan of Arrangement and in accordance with the Voting and Exchange Trust Agreement on the basis of one (1) Adam Share for each Exchangeable Share to be issued pursuant to Section 2.4(d);
(aaa)	“In-The-Money Amount” means, in respect of a Thor Option or a Thor Replacement Option at a point in time, the amount, if any, by which the aggregate fair market value at such time of the securities subject to such Thor Option or Thor Replacement Option, as applicable, exceeds the aggregate exercise price of such stock option;
(bbb)	“Interim Order” means an order of the Court, in a form acceptable to Adam and Thor, each acting reasonably, containing declarations and directions in respect of the notices to be given and the conduct of the Thor Meeting with respect to the Arrangement as more fully set out herein;
(ccc)	“Law” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, writs, decrees, declarations, treaties, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic, foreign, or supranational and the terms and conditions of any Authorization of or from any Governmental Entity, including for this purpose a self-regulatory authority (including TSX, NYSE, JSE and LSE), and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, assets, property or securities;
(ddd)	“Letter of Transmittal and Election Form” means the letter of transmittal and election form(s) to be delivered by Thor to registered Thor Shareholders providing for (i) Eligible Holders’ elections with respect to the Consideration and (ii) delivery of the certificates representing registered Thor Shareholders’ Thor Shares to the Depositary;
(eee)	“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, conditional sale agreement, capital lease or title retention agreement, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) that has a similar economic effect as, or that is capable of becoming, any of the foregoing;
(fff)	“LSE” means London Stock Exchange plc;
(ggg)	“NYSE” means the New York Stock Exchange;
(hhh)	“Parties” means Thor and Adam, and “Party” means any of them;
(iii)	“Payment Value”, in respect of a Thor DSU, a Thor PDSU, a Thor PSU or a Thor RSU, has the meaning ascribed thereto in the applicable Thor Incentive Plan, as modified

3 HoldCo name to be inserted once HoldCo is incorporated in accordance with Section 5.14(2)(b) of the Arrangement Agreement.

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by this Plan of Arrangement;
(jjj)	“Performance Conditions” has the meaning given to it in the Thor PDSU Plan (in respect of Thor PDSUs) and the Thor PSU Plan (in respect of Thor PSUs);
(kkk)	“Performance Determination Notice” means the notice(s) to be delivered by Thor to holders of Thor PDSUs and Thor PSUs specifying, among other things, in respect of each tranche of Adjusted Thor PDSUs and each tranche of Adjusted Thor PSUs: (a) as to certain Adjusted Thor PDSUs and Adjusted Thor PSUs of each such tranche, the “performance multiplier(s)” to be applied to such Adjusted Thor PDSUs and such Adjusted Thor PSUs, as applicable, and, based thereon, the number of such Adjusted Thor PDSUs and such Adjusted Thor PSUs, as applicable, that holders thereof shall be entitled to receive on the vesting date(s) or Filing Date, as applicable, of such Adjusted Thor PDSUs and such Adjusted Thor PSUs; and/or (b) in respect of all other Adjusted Thor PDSUs and Adjusted Thor PSUs of each such tranche, the Performance Conditions that shall apply to such Adjusted Thor PDSUs and such Adjusted Thor PSUs, as applicable, following the Effective Time; provided that, for greater certainty, the Performance Determination Notice shall not accelerate or otherwise vary the vesting date(s) or Filing Date(s) of any Thor PDSUs or Thor PSUs (including any Adjusted PDSUs or Adjusted Thor PSUs);
(lll)	“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
(mmm)	“Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions means this Plan of Arrangement, including the annex hereto, and any amendments, variations or supplements hereto made from time to time in accordance with the terms hereof, the Arrangement Agreement or made at the direction of the Court in the Final Order;
(nnn)	“Pre-Adjustment Thor DSU” has the meaning ascribed thereto in Section 2.4(j);
(ooo)	“Pre-Adjustment Thor PDSU” has the meaning ascribed thereto in Section 2.4(g);
(ppp)	“Pre-Adjustment Thor PSU” has the meaning ascribed thereto in Section 2.4(h);
(qqq)	“Pre-Adjustment Thor RSU” has the meaning ascribed thereto in Section 2.4(i);
(rrr)	“Stamp Taxes” means all stamp duty, stamp duty reserve tax and any other similar documentary, registration or transfer Taxes (plus any related interest and penalties) whether imposed in the United Kingdom or elsewhere;
(sss)	“Subsidiary” means, with respect to a Person, any body corporate, partnership, joint venture or other non-natural Person: (a) of which more than fifty percent (50%) of the outstanding shares or other voting securities ordinarily entitled to elect a majority of the board of directors (or equivalent governing body) thereof (whether or not shares or other securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such Person; or (b) over which such Person exercises control;
(ttt)	“Tax” means any taxes, duties, fees, premiums, assessments, imposts, levies and other charges in the nature of taxation and all related withholdings or deductions of

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any nature imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, capital gain, minimum, large corporation, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, Stamp Taxes, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or secondary liability in respect of any of the foregoing;
(uuu)	“Tax Act” means the Income Tax Act (Canada);
(vvv)	“Tax Authority” means any taxing or other authority (whether within or outside the United Kingdom or Canada) competent to impose any Tax liability, or assess or collect any Tax;
(www)	“Tax Election Package” means two (2) copies of CRA form T-2057 (or, if the Thor Shareholder is a partnership, two (2) copies of CRA form T-2058) and two (2) copies of any applicable equivalent provincial or territorial election form, which forms have been duly and properly completed and executed by the Thor Shareholder in accordance with the rules contained in the Tax Act or the relevant provincial legislation;
(xxx)	“Thor” means Teck Resources Limited, a corporation existing under the CBCA;
(yyy)	“Thor Class A Shares” means the class A common shares in the capital of Thor;
(zzz)	“Thor Class B Shares” means the class B subordinate voting shares in the capital of Thor;
(aaaa)	“Thor DSU” means any outstanding deferred share units issued pursuant to the Thor DSU Plan;
(bbbb)	“Thor DSU Plan” means the Deferred Share Unit Plan dated March 2009, as amended, of Thor;
(cccc)	“Thor Incentive Awards” means, collectively Thor DSUs, Thor Options, Thor PDSUs, Thor PSUs and Thor RSUs;
(dddd)	“Thor Incentive Plan” means each of the Thor DSU Plan, the Thor Option Plan, the Thor PDSU Plan, the Thor PSU Plan, and the Thor RSU Plan, as applicable;
(eeee)	“Thor Meeting” means the special meeting of Thor Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order to consider the Arrangement Resolution;
(ffff)	“Thor Option” means any outstanding options to purchase Thor Class B Shares issued pursuant to the Thor Option Plan;
(gggg)	“Thor Option Plan” means the 2010 Stock Option Plan dated September 20, 2010, as amended, of Thor;
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(hhhh)	“Thor PDSU” means any outstanding performance deferred share units issued pursuant to the Thor PDSU Plan;
(iiii)	“Thor PDSU Plan” means the Performance Deferred Share Unit Plan dated February 15, 2017, as amended, of Thor;
(jjjj)	“Thor PSU” means any outstanding performance share units issued pursuant to the Thor PSU Plan;
(kkkk)	“Thor PSU Plan” means the Performance Share Unit Plan dated February 19, 2014, as amended, of Thor;
(llll)	“Thor Replacement Option” means the options to acquire Adam Shares, governed by the Thor Option Plan, to be issued in exchange for Thor Options pursuant to this Plan of Arrangement;
(mmmm)	“Thor RSU” means any outstanding restricted share units issued pursuant to the Thor RSU Plan;
(nnnn)	“Thor RSU Plan” means the Restricted Share Unit Plan dated March 2009, as amended, of Thor;
(oooo)	“Thor Shareholders” means the holders of Thor Shares;
(pppp)	“Thor Shares” means, collectively, the Thor Class A Shares and Thor Class B Shares;
(qqqq)	“Trustee” means the trustee chosen by Adam and Thor each acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada or any Province thereof and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement; and
(rrrr)	“Voting and Exchange Trust Agreement” means the voting and exchange trust agreement made among Adam, ExchangeCo, CallCo, HoldCo and the Trustee, in the form agreed to by Adam and Thor pursuant to the Arrangement Agreement, to be entered into in connection with and pursuant to this Plan of Arrangement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

Capitalized terms used in this Plan of Arrangement but not otherwise defined herein shall have the meaning ascribed thereto in the Arrangement Agreement.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection, paragraph or Annex by number or letter or both refer to the Article, Section, subsection, paragraph or Annex, respectively, bearing that designation in this Plan of Arrangement.

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1.3	Number and Gender.

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action and Computation of Time.

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. References to time are to local time, Vancouver, British Columbia, Canada.

1.5	Currency.

Unless otherwise stated, all references in this Agreement to sums of money are expressed in United States dollars and “$” refers to United States dollars. Any references to “C$” refers to Canadian dollars. Any reference to “£” refers to GBP.

1.6	Other Definitional and Interpretive Provisions.
(a)	References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.
(b)	References in this Agreement to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.
(c)	References in this Agreement to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person, as applicable.
(d)	References to a particular statute shall be to such statute and the rules, regulations and published policies made thereunder, as now in effect and as it and they may be promulgated thereunder or amended from time to time.
(e)	A Person is considered to “control” another Person if (a) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, or (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.
1.7	Annex.

The following annex is attached to this Plan of Arrangement and is incorporated by reference into this Plan of Arrangement and forms a part hereof:

Annex A – Exchangeable Share Provisions

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Annex B – ExchangeCo Deferred Share Provisions

Article 2
EFFECT OF THE ARRANGEMENT

2.1	Arrangement Agreement.

This Plan of Arrangement constitutes an arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. If there are any inconsistencies or conflict between this Plan of Arrangement and the Arrangement Agreement, the terms of this Plan of Arrangement shall govern.

2.2	Binding Effect.

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, shall become effective at the Effective Time and be binding at and after the Effective Time on:

(1)	Thor;
(2)	Adam;
(3)	ExchangeCo;
(4)	CallCo;
(5)	HoldCo;
(6)	all registered and beneficial holders of the Thor Shares (including all Dissenting Thor Shareholders);
(7)	all holders of Thor Incentive Awards;
(8)	the registrar and transfer agents of the Thor Shares;
(9)	the Depositary;
(10)	the Trustee; and
(11)	all other Persons.
2.3	Filing of Articles of Arrangement.

The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 2.4 has become effective in the sequence and at the times set out therein.

2.4	Arrangement.

Commencing at the Effective Time, except as otherwise expressly noted, each of the following events shall occur and shall be deemed to occur in the following order, without any further authorization, act

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or formality by any Person:

(a)	Dissenting Thor Shares for Fair Value: Subject to Section 5.1, each issued and outstanding Dissenting Thor Share held by a Dissenting Thor Shareholder described in Section 5.1(a)(i) shall be transferred to and acquired by Thor for cancellation solely in exchange for, subject to Section 4.6, a debt claim against Thor for an amount determined in accordance with Section 5.1, and:
(i)	each such Dissenting Thor Shareholder shall cease to be the holder of each such Dissenting Thor Share and to have any rights as a holder of each such Dissenting Thor Share other than a claim against Thor for an amount determined in accordance with Section 5.1; and
(ii)	each such Dissenting Thor Share acquired by Thor pursuant to this Section 2.4(a) shall be cancelled;
(b)	ExchangeCo and CallCo Share Issuances: Immediately after the step set out in Section 2.4(a) and immediately prior to the steps set out in Sections 2.4(c) through 2.4(j) (inclusive):
(i)	(A) ExchangeCo will issue to CallCo: (I) a number of ExchangeCo Shares equal to the aggregate number of Adam Closing Shares to be issued pursuant to Sections (c) and 2.4(e)(iii), and (II) one (1) ExchangeCo Deferred Share; and (B) CallCo shall be the legal and beneficial owner of such ExchangeCo Shares and such ExchangeCo Deferred Share;
(ii)	(A) in consideration for the ExchangeCo Shares and ExchangeCo Deferred Share issued pursuant to Section 2.4(b)(i), CallCo will agree to direct Adam to allot and issue: (I) the Adam Consideration Shares to the relevant Thor Shareholders in accordance with Section 2.4(c), and (II) the HoldCo Adam Shares to HoldCo in accordance with Section 2.4(e)(iii); (B) an amount equal to the aggregate fair market value of the Adam Closing Shares (less $0.01) shall be added to the stated capital account of the ExchangeCo Shares; and (C) the amount of $0.01 shall be added to the stated capital account of the ExchangeCo Deferred Shares;
(iii)	(A) CallCo will: (I) issue a number of CallCo Shares to Adam equal to the aggregate number of Adam Closing Shares to be allotted and issued pursuant to Sections 2.4(c) and 2.4(e)(iii), and (II) transfer to Adam one (1) ExchangeCo Deferred Share; and (B) Adam shall be the legal and beneficial owner of such CallCo Shares and such ExchangeCo Deferred Share; and
(iv)	(A) in consideration for the issue of the CallCo Shares issued in Section 2.4(b)(iii) and the transfer of the ExchangeCo Deferred Share pursuant to Section 2.4(b)(iii), CallCo shall direct Adam and Adam will undertake to allot and issue: (I) the Adam Consideration Shares to the relevant Thor Shareholders in accordance with Section 2.4(c), and (II) the HoldCo Adam Shares to HoldCo in accordance with Section 2.4(e)(iii); and (B) an amount equal to the aggregate fair market value of the Adam Closing Shares shall be added to the stated capital account of the CallCo Shares;
(c)	Exchange of Thor Shares for Adam Consideration Shares: Immediately after the step set out in Section 2.4(b) and simultaneously with the steps set out in Sections 2.4(d)

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through 2.4(j) (inclusive), each issued and outstanding Thor Share (other than Exchangeable Elected Shares, Thor Shares held by Adam or any of its affiliates, and, for greater certainty, Dissenting Thor Shares held by a Dissenting Thor Shareholder described in Section 5.1(a)(i)), shall be transferred by the relevant Thor Shareholder of such Thor Shares to, and acquired by, ExchangeCo solely in exchange for the allotment and issue of the Adam Consideration Shares in respect of such Thor Share by Adam pursuant to its undertaking provided in Section 2.4(b)(iv), and
(i)	in partial satisfaction of its undertaking provided in Section 2.4(b)(iv), Adam shall allot and issue the Adam Consideration Shares to the relevant Thor Shareholders in accordance with Article 4;
(ii)	each Thor Shareholder of each such Thor Share shall cease to be the holder of each such Thor Share and to have any rights as a holder of each such Thor Share other than the right to the allotment and issue of the Adam Consideration Shares to which such Thor Shareholder is entitled (and such Thor Shareholder shall be the legal and beneficial owner of such Adam Consideration Shares issued to such Thor Shareholder in this step) and the other rights as set out in Article 4; and
(iii)	ExchangeCo shal l be the legal and beneficial owner of each such Thor Share acquired by ExchangeCo pursuant to this Section 2.4(c);
(d)	Exchange of Exchangeable Elected Shares for Exchangeable Consideration Shares: Simultaneously with the step set out in Section 2.4(c), each issued and outstanding Exchangeable Elected Share (for greater certainty, other than Dissenting Thor Shares held by a Dissenting Thor Shareholder described in Section 5.1(a)(i)) shall be transferred by the relevant Exchangeable Elected Shareholder to, and acquired by, ExchangeCo solely in exchange for the issue and delivery of the Exchangeable Consideration Shares in respect of such Exchangeable Elected Share by ExchangeCo and certain ancillary rights receivable hereunder, and
(i)	each Exchangeable Elected Shareholder shall cease to be the holder of each such Exchangeable Elected Share and to have any rights as a holder of each such Exchangeable Elected Share other than the right to the delivery of the Exchangeable Consideration Shares to which such Exchangeable Elected Shareholder is entitled (and such Exchangeable Elected Shareholder shall be the legal and beneficial owner of such Exchangeable Consideration Shares issued to such Exchangeable Elected Shareholder in this step), certain ancillary rights receivable hereunder and the other rights as set out in Article 4;
(ii)	ExchangeCo shall be the legal and beneficial owner of each such Exchangeable Elected Share acquired by ExchangeCo pursuant to this Section 2.4(d); and
(iii)	ExchangeCo shall add to the stated capital maintained in respect of the Exchangeable Shares an amount equal to the aggregate “cost” to ExchangeCo of all of the Exchangeable Elected Shares acquired by ExchangeCo in this step, as determined for purposes of the Tax Act (including under section 85 of the Tax Act, where applicable);
(e)	Exchangeable Share Matters. Simultaneously with the step set out in Section 2.4(c):
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(i)	Adam, CallCo and ExchangeCo shall execute the Exchangeable Share Support Agreement and such agreement shall become binding on Adam, CallCo and ExchangeCo;
(ii)	Adam, CallCo, ExchangeCo, HoldCo and the Trustee shall execute the Voting and Exchange Trust Agreement and such agreement shall become binding on Adam, CallCo, ExchangeCo, HoldCo and the Trustee; and
(iii)	in partial satisfaction of the subscription price for the CallCo Shares issued in Section 2.4(b)(iv) and pursuant to its undertaking provided in Section 2.4(b)(iv) Adam shall, in accordance with the Voting and Exchange Trust Agreement, allot and issue to a designated account of HoldCo with a participant in CDS the HoldCo Adam Shares, and all rights of Exchangeable Elected Shareholders as third party beneficiaries under the Voting and Exchange Trust Agreement shall be received by them as part of the ancillary rights receivable by them under Section 2.4(d);
(f)	Thor Options: Simultaneously with the step set out in Section 2.4(c):
(i)	each Thor Option (whether vested or unvested) outstanding immediately prior to the Effective Time will be exchanged for a Thor Replacement Option over a number of Adam Shares equal to the product of (A) the number of Thor Shares subject to the Thor Option immediately before the Effective Time, multiplied by (B) the Exchange Ratio, provided that if the foregoing would result in the issuance or transfer of a fraction of an Adam Share on any particular exercise of Thor Replacement Options, then the number of Adam Shares otherwise issued or transferred upon such exercise shall be rounded down to the nearest whole number of Adam Shares;
(ii)	the exercise price per Adam Share subject to any such Thor Replacement Option shall be an amount equal to the quotient of (X) the exercise price per Thor Share under the exchanged Thor Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (rounded up to the nearest whole cent). It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of Thor Options for Thor Replacement Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Thor Replacement Option will be adjusted as necessary to ensure that the In-The-Money Amount of the Thor Replacement Option immediately after such exchange does not exceed the In-The-Money Amount of the Thor Option immediately before such exchange; and
(iii)	the terms and conditions of a Thor Replacement Option, including the term to expiry and conditions to and manner of exercising and vesting schedule, will be the same as the Thor Option for which it was exchanged, each Thor Replacement Option shall be governed by the terms of the Thor Option Plan (which shall be assumed by Adam) and any document evidencing a Thor Option shall thereafter evidence such Thor Replacement Option (in each case, subject to any adjustments contemplated by this Section 2.4(f)).
(g)	Thor PDSUs: Simultaneously with the step set out in Section 2.4(c), in respect of each Thor PDSU (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Thor PDSU”):
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(i)	such Pre-Adjustment Thor PDSU shall be adjusted by multiplying such Pre-Adjustment Thor PDSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment Thor PDSU formerly held by such holder, hold the number of Thor PDSUs as is equal to the product of such adjustment (the “Adjusted Thor PDSUs”);
(ii)	upon the redemption or settlement of such Adjusted Thor PDSUs following the Effective Time, each such Adjusted Thor PDSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Thor PDSU Plan, with reference to the Fair Market Value on such Adjusted Thor PDSU’s Filing Date of an Adam Share (and such cash payment, following the application of any applicable “performance multiplier(s)” and/or Performance Conditions, shall be the Payment Value for such Adjusted Thor PDSUs);
(iii)	the “performance multiplier(s)” (as provided for under the applicable document evidencing the applicable Pre-Adjustment Thor PDSU) and/or the Performance Conditions applicable to such Adjusted Thor PDSUs from and after the Effective Time will be as set forth in the applicable Performance Determination Notice; and
(iv)	such Adjusted Thor PDSUs shall remain outstanding and governed by the terms of the Thor PDSU Plan and any document evidencing the applicable Pre-Adjustment Thor PDSU (subject to the adjustments contemplated by this Section 2.4(g), including any modifications to the “performance multiplier(s)” and Performance Conditions as set out in the Performance Determination Notice);
(h)	Thor PSUs: Simultaneously with the step set out in Section 2.4(c), in respect of each Thor PSU (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Thor PSU”):
(i)	such Pre-Adjustment Thor PSU shall be adjusted by multiplying such Pre-Adjustment Thor PSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment Thor PSU formerly held by such holder, hold the number of Thor PSUs as is equal to the product of such adjustment (the “Adjusted Thor PSUs”);
(ii)	upon the vesting of such Adjusted Thor PSUs following the Effective Time, each such Adjusted Thor PSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Thor PSU Plan, with reference to the Fair Market Value on the date of vesting of an Adam Share (and such cash payment, following the application of any applicable “performance multiplier(s)” and/or Performance Conditions, shall be the Payment Value for such Adjusted Thor PSUs);
(iii)	the “performance multiplier(s)” (as provided for under the applicable document evidencing the applicable Pre-Adjustment Thor PSU) and/or the Performance Conditions applicable to such Adjusted Thor PSUs from and after the Effective Time will be as set forth in the applicable Performance Determination Notice; and
(iv)	such Adjusted Thor PSUs shall remain outstanding and governed by the terms of the Thor PSU Plan and any document evidencing the applicable Pre-

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Adjustment Thor PSU (subject to the adjustments contemplated by this Section 2.4(h), including any modifications to the “performance multiplier(s)” and Performance Conditions as set out in the Performance Determination Notice);
(i)	Thor RSUs: Simultaneously with the step set out in Section 2.4(c), in respect of each Thor RSU (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Thor RSU”):
(i)	such Pre-Adjustment Thor RSU shall be adjusted by multiplying such Pre-Adjustment Thor RSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment Thor RSU formerly held by such holder, hold the number of Thor RSUs as is equal to the product of such adjustment (the “Adjusted Thor RSUs”);
(ii)	upon the vesting of such Adjusted Thor RSUs following the Effective Time, each such Adjusted Thor RSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Thor RSU Plan, with reference to the Fair Market Value on the date of vesting of an Adam Share (and such cash payment shall be the Payment Value for such Adjusted Thor RSUs); and
(iii)	such Adjusted Thor RSUs shall remain outstanding and governed by the terms of the Thor RSU Plan and any document evidencing the applicable Pre-Adjustment Thor RSU (subject to the adjustments contemplated by this Section 2.4(i));
(j)	Thor DSUs: Simultaneously with the step set out in Section 2.4(c), in respect of each Thor DSU (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Thor DSU”):
(i)	such Pre-Adjustment Thor DSU shall be adjusted by multiplying such Pre-Adjustment Thor DSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment DSU formerly held by such holder, hold the number of Thor DSUs as is equal to the product of such adjustment (the “Adjusted Thor DSUs”);
(ii)	upon the redemption or settlement of such Adjusted Thor DSUs following the Effective Time, each such Adjusted Thor DSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Thor DSU Plan, with reference to the Fair Market Value on such Adjusted Thor DSU’s Filing Date of an Adam Share (and such cash payment shall be the Payment Value for such Adjusted Thor DSUs); and
(iii)	such Adjusted Thor DSUs shall remain outstanding and governed by the terms of the Thor DSU Plan and any document evidencing the applicable Pre-Adjustment Thor DSU (subject to the adjustments contemplated by this Section 2.4(j)); and
(k)	Securities Registers. Following the foregoing steps, on the Effective Date, each of Thor, Adam, ExchangeCo and CallCo shall make the appropriate entries in its applicable securities registers to reflect the matters referred to in this Section 2.4.

For greater certainty, none of the foregoing steps shall occur unless all of the foregoing steps occur.

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2.5	Fully Paid and Non-Assessable Shares

All Exchangeable Shares, ExchangeCo Shares, ExchangeCo Deferred Shares, CallCo Shares and Adam Closing Shares issued pursuant hereto shall be validly issued and outstanding as fully paid and non-assessable shares.

Article 3
Exchangeable Share ELECTION

3.1	Exchangeable Share Election
(a)	Each beneficial owner of Thor Shares who, as at the Effective Time, is an Eligible Holder may elect with respect to any and all issued and outstanding Thor Shares (other than a Dissenting Thor Share) held by such holder immediately before the Effective Time to receive the Consideration to which he, she or it is entitled in the form of Adam Consideration Shares, Exchangeable Consideration Shares or a combination of Adam Consideration Shares and Exchangeable Consideration Shares (the “Exchangeable Share Election”).
(b)	The Exchangeable Share Election shall be made by a Thor Shareholder (or if applicable, by the registered holder of Thor Shares on such beneficial owner’s behalf) by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Thor Shareholder’s election, together with certificates (if any) representing such Eligible Holder’s Thor Shares. Thor shall provide at least two (2) Business Days’ notice of the Election Deadline to Thor Shareholders by means of a news release disseminated on a newswire; provided that, if the Effective Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Thor shall promptly announce any such delay and, when determined, the rescheduled Election Deadline, which rescheduled deadline if necessary shall be as agreed by Adam and Thor (acting reasonably), provided that at least one (1) Business Day of advance notice thereof shall have been provided.
(c)	Any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Thor Shareholder.
(d)	Any Thor Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of this Section 3.1 or of the Letter of Transmittal and Election Form, shall be treated as not having made the Exchangeable Share Election and shall not be entitled to exchange the Thor Shares held by such Thor Shareholder for Exchangeable Consideration Shares under the Arrangement.
3.2	Tax Election

Each beneficial owner of Thor Shares who is an Eligible Holder, and who has made a valid Exchangeable Share Election (or for whom the registered holder has made a valid Exchangeable Share Election on such beneficial owner’s behalf) to receive Exchangeable Consideration Shares for any of its Thor Shares shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such beneficial owner is a partnership (and in each case, where applicable, the analogous provisions of provincial income tax law), with respect to the transfer of its Thor Shares to ExchangeCo and the receipt of Consideration in respect thereof by providing the Tax Election

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Package to the Depositary within seventy-five (75) days following the Effective Date, duly completed with the details of the number of Thor Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the Tax Election Package being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax law), the relevant forms shall be signed by ExchangeCo and returned to such former beneficial owner of Thor Shares within seventy-five (75) days after the receipt thereof by the Depositary for filing with the CRA (or the applicable Tax Authority) by such former beneficial owner. ExchangeCo shall not be responsible for the proper or accurate completion of the Tax Election Package and, except for ExchangeCo’s obligation to return (within seventy-five (75) days after the receipt thereof by the Depositary) duly completed election forms which are received by the Depositary within seventy-five (75) days of the Effective Date, ExchangeCo shall not be responsible for any taxes, interest or penalties resulting from the failure by a former beneficial owner of Thor Shares to properly and accurately complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). ExchangeCo has no obligation to sign and return any Tax Election Packages received more than seventy-five (75) days following the Effective Date, other than in its sole and absolute discretion.

Article 4
EXCHANGE OF SHARES; CERTIFICATES; FRACTIONAL SHARES

4.1	Exchange of Exchangeable Elected Shares for Exchangeable Consideration Shares.
(a)	On the Effective Date, ExchangeCo shall deliver or cause to be delivered to the Depositary a certificate representing the aggregate number of Exchangeable Consideration Shares to be delivered pursuant to Section 2.4(d), which Exchangeable Consideration Shares shall be held by the Depositary for the benefit of, and as agent and nominee for, the Exchangeable Elected Shareholders for distribution to such Exchangeable Elected Shareholders in accordance with the provisions of this Article 4.
(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented Exchangeable Elected Shares, together with a duly completed Letter of Transmittal and Election Form and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor in respect of the Exchangeable Elected Shares that were represented by such certificate immediately prior to the Effective Time, and the Depositary shall deliver to such Exchangeable Elected Shareholder (in each case, without interest and as adjusted for any rounding or withholding pursuant to Section 4.4 or Section 4.6), a certificate or DRS Advice, as applicable, representing the relevant number of Exchangeable Consideration Shares which such holder has the right to receive (together with any dividends or other distributions or returns of capital with respect thereto pursuant to Section 4.7), and the certificate so surrendered shall forthwith be cancelled.
(c)	Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time represented one or more outstanding Exchangeable Elected Shares, shall be deemed at alI times after the Effective Time to represent (in respect of the Exchangeable Elected Shares that were represented by such certificate immediately prior to the Effective Time) only the right to receive upon such surrender (in each case, without interest and as adjusted for any rounding or withholding pursuant to Section 4.4 or Section 4.6), (i) a certificate or DRS Advice representing the relevant number of Exchangeable Consideration Shares,

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contemplated by this Section 4.1, and certain ancillary rights receivable hereunder, (ii) the net cash proceeds from the sale of any fractional interests provided for in Section 4.4 and (iii) on the appropriate payment date, (A) any dividends or other distributions or returns of capital with a record date after the Effective Time declared, paid or payable with respect to Exchangeable Shares as contemplated by Section 4.8 and (B) any dividends or other distributions or returns of capital with a record date prior to the Effective Time declared, paid or payable with respect to Thor Shares.
4.2	Exchange of Thor Shares for Adam Consideration Shares.
(a)	On the Effective Date, Adam shall deliver or cause to be delivered to the Depositary certificates representing, and/or credit or cause to be credited to a CREST account nominated by the Depositary, the aggregate number of Adam Consideration Shares to be delivered pursuant to Section 2.4(c), which Adam Consideration Shares shall be held by the Depositary for the benefit of, and as agent and nominee for, such former Thor Shareholders who shall receive Adam Consideration Shares in connection with the Arrangement for distribution to such former Thor Shareholders in accordance with the provisions of this Article 4.
(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Thor Shares that were exchanged for Adam Consideration Shares under the Arrangement, together with a duly completed Letter of Transmittal and Election Form and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor in respect of the Thor Shares that were exchanged for Adam Consideration Shares under the Arrangement that were represented by such certificate immediately prior to the Effective Time, and the Depositary shall deliver to such holder (in each case, without interest and as adjusted for any rounding or withholding pursuant to Section 4.4 or Section 4.6), a certificate representing the relevant number of Adam Consideration Shares to be delivered to such holder by the Depositary or, in the case of a holder who elects to receive his, her or its Adam Consideration Shares through CREST, the relevant number of Adam Consideration Shares shall be credited to a CREST account supplied for such purpose by such holder to the Depositary (together with any dividends or other distributions or returns of capital with respect thereto pursuant to Section 4.7), and the certificate so surrendered shall forthwith be cancelled.
(c)	Until surrendered as contemplated by this Section 4.2, each certificate which immediately prior to the Effective Time represented one or more outstanding Thor Shares that were exchanged for the Adam Consideration Shares under the Arrangement, shall be deemed at all times after the Effective Time to represent (in respect of the Thor Shares that were exchanged for Adam Consideration Shares under the Arrangement that were represented by such certificate immediately prior to the Effective Time) only the right to receive upon such surrender (in each case, without interest and as adjusted for any rounding or withholding pursuant to Section 4.4 or Section 4.6), (i) the relevant number of Adam Consideration Shares (represented by either a certificate representing those shares or the right to have a CREST account credited with the relevant number of Adam Consideration Shares and which shall be held by the Depositary in a nominee account until surrender) as contemplated by this Section 4.2, and (ii) on the appropriate payment date, (A) any dividends or other distributions or returns of capital with a record date after the Effective Time declared, paid or payable with respect to Adam Consideration Shares as contemplated by Section 4.8 and (B) any dividends or other distributions or returns of capital with a

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record date prior to the Effective Time declared, paid or payable with respect to Thor Shares.
4.3	Lost Certificates.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Thor Shares that were transferred or exchanged, as applicable, pursuant to Section 2.4 of this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary shall (a) issue and deliver in exchange for such lost, stolen or destroyed certificate, the Consideration to which the holder is entitled pursuant to this Plan of Arrangement and (b) deliver any other amounts such holder is entitled to receive pursuant to Section 4.4 and 4.7. When authorizing such issuance and delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be issued and delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Thor, Adam and the Depositary (acting reasonably) in such sum as Thor or Adam may direct, or otherwise indemnify Thor and Adam in a manner satisfactory to Adam, ExchangeCo and Thor acting reasonably, against any claim that may be made against Adam, ExchangeCo and Thor with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4	No Fractional Shares.
(a)	In the event that a Thor Shareholder is entitled to receive a fractional interest in an Adam Consideration Share pursuant to Section 2.4(c), the number of Adam Consideration Shares to be delivered to such Thor Shareholder pursuant to Section 4.2 shall be rounded down to the nearest whole Adam Consideration Share. Any such entitlements to fractional Adam Consideration Shares will be aggregated and sold in the market by the Depositary, on behalf of the former Thor Shareholders entitled to receive a fractional interest in an Adam Consideration Share, as soon as practicable after the Effective Date at the then prevailing prices on the TSX, JSE or LSE, at the Depositary’s discretion. The Depositary shall use its commercially reasonable efforts to complete the sale of such Adam Consideration Shares as promptly following the Effective Time as is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. The net proceeds of such sales (after deduction of all expenses, transfer Taxes and commissions incurred in connection with such sales) will be held by the Depositary in trust for such former Thor Shareholders entitled to receive a fractional interest in an Adam Consideration Share, and shall be paid by the Depositary in due proportions to such former Thor Shareholders.
(b)	In the event that an Exchangeable Elected Shareholder is entitled to receive a fractional interest in an Exchangeable Consideration Share pursuant to Section 2.4(d), the number of Exchangeable Consideration Shares to be delivered to such Exchangeable Elected Shareholder pursuant to Section 4.1 shall be rounded down to the nearest whole Exchangeable Consideration Share. Any such entitlements to fractional Exchangeable Consideration Shares will be aggregated and either, at the Depositary’s discretion: (i) sold in the market by the Depositary, on behalf of the Exchangeable Elected Shareholders entitled to receive a fractional interest in an Exchangeable Consideration Share, as soon as practicable after the Effective Date at the then prevailing prices on the TSX (if the Exchangeable Shares are listed and posted for trading on the TSX); or (ii) exchanged into Adam Shares by the Depositary in accordance with the terms of the Exchangeable Share Provisions, the Voting and Exchange Trust Agreement and Exchangeable Share Support Agreement, and such Adam Shares transferred to the Depositary on such exchange will be sold in the market by the Depositary, on behalf of the Exchangeable Elected Shareholders entitled to

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receive a fractional interest in an Exchangeable Consideration Share, as soon as practicable after the Effective Date at the then prevailing prices on the TSX, JSE or LSE, at the Depositary’s discretion. The Depositary shall use its commercially reasonable efforts to complete the sale of such Adam Shares as promptly following the Effective Time as is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. The net proceeds of such sales (after deduction of all expenses, transfer Taxes and commissions incurred in connection with such sales) will be held by the Depositary in trust for such Exchangeable Elected Shareholders entitled to receive a fractional interest in an Exchangeable Consideration Share, and shall be paid by the Depositary in due proportions to such Exchangeable Elected Shareholders.
4.5	No Liens.

Any exchange or transfer of Thor Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.6	Withholding Taxes.

Adam, ExchangeCo, CallCo, Thor and the Depositary shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable to any Person under this Plan of Arrangement and from all consideration, dividends, interest or other amounts payable or distributed to any former Thor Shareholder or former holder of Thor Incentive Awards such amounts as Adam, ExchangeCo, CallCo, Thor or the Depositary are required to deduct and withhold therefrom under any provision of any applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted to the relevant Governmental Entity, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable (where applicable) to a former Thor Shareholder or former holder of Thor Incentive Awards, Adam, ExchangeCo, CallCo, Thor and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Adam, ExchangeCo, CallCo, Thor or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Adam, ExchangeCo, CallCo, Thor or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

4.7	Stamp Taxes.

While no Stamp Taxes are, on the basis of applicable Laws in force as at the date of this Plan of Arrangement, anticipated to be payable in the United Kingdom or elsewhere in connection with the exchange of Exchangeable Shares for Adam Shares pursuant to the Exchangeable Share Provisions, holders of Exchangeable Shares or Persons to whom Exchangeable Shares are issued or transferred (in each case other than Adam, its Affiliates and the Depositary) shall be responsible for any and all Stamp Taxes payable in connection with the transfer or issuance of such Exchangeable Shares or their exchange for Adam Shares, and transferees of Adam Shares or Persons to whom Adam Shares are delivered (in each case other than Adam, its Affiliates and the Depositary) shall be responsible for any and all Stamp Taxes payable in connection with the transfer or delivery of such Adam Shares, in each case, whether arising as a result of a change of law or otherwise. In no event will Adam, CallCo, or any of their respective Affiliates or the Depositary be responsible for any such Stamp Taxes.

4.8	Post-Effective Time Dividends and Distributions.

No dividends or other distributions or returns of capital payable on or in respect of Adam Consideration

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Shares or Exchangeable Consideration Shares with a record date after the Effective Time shall be paid to the holder of any certificate or certificates which, immediately prior to the Effective Time, represented outstanding Thor Shares that were transferred pursuant to Section 2.4 in respect of whichA dam Consideration Shares or Exchangeable Consideration Shares were issued pursuant to the Arrangement, and all such dividends and other distributions or returns of capital shall be paid by Adam to the Depositary and shall be held by the Depositary in trust for such holders, in each case until the surrender of such certificate or certificates (or affidavit in accordance with Section 4.3) in accordance with Sections 4.1 or 4.2, as applicable, or until surrendered and/or forfeited in accordance with Section 4.9. Subject to applicable Laws, following surrender of any such certificate or certificates (or affidavit in accordance with Section 4.3) in accordance with Sections 4.1 or 4.2, as applicable, there shall be paid to the holder thereof, without interest, the amount of dividends or other distributions or returns of capital with a record date after the Effective Time theretofore paid with respect to such Adam Consideration Shares or Exchangeable Consideration Shares to which such holder is entitled pursuant to the Arrangement.

4.9	Limitation and Proscription.

To the extent that a former Thor Shareholder shall not have complied with the provisions of Sections 4.1 and 4.2 on or before the date that is three (3) years after the Effective Date (the “final proscription date”), then the Consideration that such former Thor Shareholder was entitled to receive shall be deemed to have been surrendered to ExchangeCo (in the case of the Exchangeable Consideration Shares) and Adam (in the case of Adam Consideration Shares) in each case for cancellation for no consideration and shall be delivered to ExchangeCo or Adam, as applicable, by the Depositary and the interest of the former Thor Shareholder in such Consideration (and any dividend or other distribution or return of capital referred to in Section 4.7) to which it was entitled shall be terminated as of such final proscription date, and the certificates formerly representing Thor Shares shall cease to represent a right or claim of any kind or nature as of such final proscription date. Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the final proscription date shall cease to represent a right or claim of any kind or nature and the right of any Thor Shareholder to receive the Consideration for Thor Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to ExchangeCo.

Article 5
DISSENT RIGHTS

5.1	Dissent Rights.
(a)	In connection with the Arrangement, registered Thor Shareholders as at the record date for the Thor Meeting may exercise Dissent Rights with respect to Thor Shares held by such holders in connection with the Arrangement pursuant to the procedure set forth in section 190 of the CBCA, as modified by the Interim Order and this Section 5.1, provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Thor not later than 5:00 p.m. two (2) days (other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, Canada) immediately preceding the date of the Thor Meeting (as such meeting may be adjourned or postponed from time to time). Registered Thor Shareholders who exercise such Dissent Rights and who:
(i)	are ultimately determined to be entitled to be paid fair value for their Dissenting Thor Shares (A) shall be deemed not to have participated in the transactions in Section 2.4 (other than Section 2.4(a)), (B) shall be paid an amount equal to

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such fair value by Thor which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day (other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, Canada) before the Arrangement Resolution was adopted and (C) shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Thor Shareholders not exercised their Dissent Rights in respect of such Thor Shares and such Thor Shareholders shall be deemed to have transferred their Dissenting Thor Shares to Thor pursuant to Section 2.4(a), or
(ii)	are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Thor Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Thor Shares and shall be entitled to receive only the Adam Consideration Shares pursuant to 2.4(c) and other rights as set out in Article 4 that such Thor Shareholder would have received pursuant to the Arrangement if such Thor Shareholder had not exercised Dissent Rights and did not make a valid Exchangeable Share Election, but further provided that in no case shall Thor, Adam, ExchangeCo, CallCo or any other Person be required to recognize Thor Shareholders who exercise Dissent Rights as Thor Shareholders after the Effective Time, and the names of such Thor Shareholders who exercise Dissent Rights shall be removed from the registers of Thor Shares at the Effective Time.
(b)	For greater certainty, in addition to any other restrictions in the Interim Order, none of the following Persons shall be entitled to exercise Dissent Rights: (a) any holder of Thor Incentive Awards; (b) any Person (including any beneficial owner of Thor Shares) who is not a registered holder of Thor Shares; and (c) any Thor Shareholder who votes or has instructed a proxyholder to vote its Thor Shares in favour of the Arrangement Resolution.

Article 6
AMENDMENT

6.1	Amendment of this Plan of Arrangement.
(a)	Thor and Adam reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any amendment, modification or supplement must be contained in a written document which is: (i) approved by Adam and Thor in writing; (ii) if made following the Thor Meeting, approved by the Court; and (iii) communicated to Thor Shareholders if and as required by the Court.
(b)	Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Thor and Adam, may be proposed by Thor or Adam at any time prior to or at the Thor Meeting with or without any other prior notice or communication and, if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement, by the Thor Shareholders shall become part of this Plan of Arrangement for all purposes.
(c)	Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Thor Meeting shall be effective only: (i) if it is consented to by Thor and Adam (each acting reasonably); and (ii) if required

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by the Court or applicable Law, it is consented to by some or all of the Thor Shareholders voting in the manner directed by the Court.
(d)	This Plan of Arrangement may be amended, modified or supplemented following the Effective Time unilaterally by Adam and Thor, provided that it concerns a matter that, in the reasonable opinion of Adam and Thor, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Thor Shareholders or holders of Thor Incentive Awards.

Article 7
TERMINATION

7.1	Termination.

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement. Upon the termination of this Plan of Arrangement pursuant to Section 8.2 of the Arrangement Agreement, no Party shall have any liability or further obligation to any other Party or Person hereunder other than as set out in the Arrangement Agreement.

Article 8
U.S. Securities Laws

8.1	U.S. Securities Laws.

Thor and Adam intend that the issuance of the securities under this Plan of Arrangement, including the Exchangeable Consideration Shares, the Adam Closing Shares and the Thor Replacement Options under this Plan of Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to the exemption provided by Section 3(a)(10) thereof, and each of Thor and Adam shall take such reasonable actions as shall be required to facilitate reliance on such exemption in connection with the Arrangement.

Article 9
cALL RIGHTS

9.1	Call Rights

Each of Adam and CallCo shall be entitled to exercise the Liquidation Call Right, the Redemption Call Right, the Change of Law Call Right and the Retraction Call Right (each as defined in the Exchangeable Share Provisions) in accordance with the terms of the Exchangeable Share Provisions and the Voting and Exchange Trust Agreement.

Article 10
FURTHER ASSURANCES

10.1	Further Assurances.

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of Thor and Adam will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

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10.2	Paramountcy.

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Thor Shares and Thor Incentive Awards issued prior to the Effective Time; (b) the rights and obligations of the registered and beneficial holders of Thor Shares, the holders of Thor Incentive Awards, Thor, Adam, ExchangeCo, CallCo, the Depositary, the Trustee, and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Thor Shares and Thor Incentive Awards shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

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ANNEX A

TO THE PLAN OF ARRANGEMENT

EXCHANGEABLE SHARE PROVISIONS

[To be added in accordance with the Arrangement Agreement]

A-A-1

ANNEX B

TO THE PLAN OF ARRANGEMENT

EXCHANGECO DEFERRED SHARE PROVISIONS

[To be added in accordance with the Arrangement Agreement]

A-B-1

Schedule B
Form of Arrangement Resolution

BE IT RESOLVED THAT:

(i)	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of Thor (the “Corporation”), as more particularly described and set forth in the management proxy circular of the Corporation (the “Circular”) dated [●], 2025 accompanying the notice of this meeting, and as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement dated September 9, 2025 between Adam and the Corporation (as it may from time to time be amended, modified or supplemented, the “Arrangement Agreement”), is hereby authorized, approved and adopted.
(ii)	The plan of arrangement of the Corporation (as it may be amended, modified or supplemented in accordance with its terms and the terms of the Arrangement Agreement, the “Plan of Arrangement”), the full text of which is set out in Appendix [●] to the Circular, is hereby authorized, approved and adopted.
(iii)	The Arrangement Agreement and related transactions, the actions of the directors of the Corporation in approving the Arrangement Agreement, the actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto, and causing the Corporation to perform its obligations thereunder, as well as the Corporation’s application for an interim order from the Supreme Court of British Columbia, are hereby ratified and approved.
(iv)	The Corporation is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.
(v)	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Corporation are hereby authorized and empowered to, at their discretion, without notice to or approval of the shareholders of the Corporation, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.
(vi)	Any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.
(vii)	Any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be

B-1

necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B-2

Schedule C
Forms of Adam Shareholder Resolution

Part A to Schedule C: Form of Adam Resolution

[To be included in the Adam Circular]

NOTICE OF GENERAL MEETING

ANGLO AMERICAN PLC

(Registered in England with Company No 03564138)

(the “Company”)

Notice is hereby given that a General Meeting of the Company will be held at [time] on [date] at [address] and virtually (details set out in Appendix 1) (the “General Meeting”) for the purpose of considering and, if thought fit, passing the following ordinary resolution (the “Resolution”):

THAT:

1.	in addition and without prejudice to all existing authorities, the directors of the Company be generally and unconditionally authorised pursuant to and in accordance with Section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares, or grant rights to subscribe for or to convert any security into shares, in the Company up to an aggregate nominal value of US$[ ˜ ] in connection with the proposed merger of the Company and Teck Resources Limited on the terms, and subject to the conditions, of the arrangement agreement between such parties (as the same may be modified, varied, revised or amended from time to time in accordance with its terms) for a period expiring on [ ˜ ] being the date that is five years after the date of this Resolution (unless previously renewed, varied or revoked by the Company in general meeting), save that the Company may before such expiry make an offer or agreement which would or might require shares to be allotted after such expiry and the directors of the Company may allot shares, or grant rights to subscribe for or to convert any security into shares in pursuance of such an offer or agreement as if the authority conferred hereby had not expired; and
2.	the amended rules of the Anglo American Long-Term Incentive Plan 2020 (the “Anglo American Incentive Plan”), a copy of which is produced to the meeting and signed by the chair for the purposes of identification, be approved and the directors be authorised to:
(i)	make such modifications to the Anglo American Incentive Plan as they may consider necessary to obtain the approval of the relevant tax authorities (if relevant) or to take account of the requirements of the Financial Conduct Authority; and
(ii)	adopt the Anglo American Incentive Plan as so modified and do all acts and things necessary to operate the Anglo American Incentive Plan.

By order of the Board_______________________________

C-1

Name: [Name]

Title: Company Secretary

Anglo American plc

17 Charterhouse Street

London, EC1N 6RA

Registered Number 03564138

[Explanatory notes to the Notice of the Adam General Meeting to be included at the time of circulation.]

C-2

Part B to Schedule C: Form of Adam Name Change Resolution

[To be included in the Adam Circular]

NOTICE OF GENERAL MEETING

ANGLO AMERICAN PLC

(Registered in England with Company No 03564138)

(the “Company”)

Notice is hereby given that the General Meeting of the Company will be held at [time] on [date] at [address ] and virtually (details set out in Appendix 1) (the “General Meeting”) for the purpose of considering, and if thought fit, passing the following resolution as a special resolution:

1.	THAT, conditional upon the Effective Time (as defined in the arrangement agreement between the Company and Teck Resources Limited dated 9 September 2025) occurring, the name of the Company be changed to “Anglo Teck plc” pursuant to Section 77 of the Companies Act 2006.

By order of the Board_______________________________

Name: [Name]

Title: Company Secretary

Anglo American plc

17 Charterhouse Street

London, EC1N 6RA

Registered Number 03564138

[Explanatory notes to the Notice of the Adam General Meeting to be included at the time of circulation.]

C-3

Part C to Schedule C: Form of Adam Remuneration Resolution

[To be included in the Adam Circular]

NOTICE OF GENERAL MEETING

ANGLO AMERICAN PLC

(Registered in England with Company No 03564138)

(the “Company”)

Notice is hereby given that a General Meeting of the Company will be held at [time] on [date] at [address] and virtually (details set out in Appendix 1) (the “General Meeting”) for the purpose of considering and, if thought fit, passing the following ordinary resolution (the “Resolution”):

THAT:

1.	The amended remuneration policy, a copy of which is produced to the meeting and signed by the chair for the purposes of identification, be approved; and
2.	The amended rules of the [Anglo American Bonus Share Plan 2020, the Anglo American Trader Incentive Plan, the Anglo American MyShare Plan, the Anglo American Share Incentive Plan, the Anglo American Non-cyclical Award Plan 2014, the Anglo American Non-cyclic Award Plan 2024, the Anglo American Sharesave Plan, the Anglo American Share Ownership Plan 2022 and the Anglo American Employee Save-As-You-Earn scheme] (together, the “Anglo American Incentive Plans”), copies of which are produced to the meeting and signed by the chair for the purposes of identification, be approved and the directors be authorised to:
(i)	make such modifications to the Anglo American Incentive Plan[s] as they may consider necessary to obtain the approval of the relevant tax authorities (if relevant) or to take account of the requirements of the Financial Conduct Authority; and
(ii)	adopt the Anglo American Incentive Plan[s] as so modified and do all acts and things necessary to operate the Anglo American Incentive Plans.

C-4

By order of the Board_______________________________

Name: [Name]

Title: Company Secretary

Anglo American plc

17 Charterhouse Street

London, EC1N 6RA

Registered Number 03564138

[Explanatory notes to the Notice of the Adam General Meeting to be included at the time of circulation.]

C-5

Schedule D
Thor Representations and Warranties

(a)	Organization and Qualification. Each of Thor and its Material Subsidiaries and, to the knowledge of Thor, the Thor Key Joint Ventures, is a corporation or partnership, as applicable, duly incorporated or formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation, formation, or continuance and has the requisite corporate or partnership power and authority to own its assets and properties as now owned and to carry on its business as it is now being conducted. Thor is, and its Material Subsidiaries are, and, to the knowledge of Thor, the Thor Key Joint Ventures are, duly registered to do business and each is in good standing in each jurisdiction in which the character of its assets and properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not result in a Thor Material Adverse Effect. Since January 1, 2024, no action has been taken to materially amend or supersede the Constating Documents of Thor.
(b)	Authority Relative this Agreement. Thor has the requisite corporate authority to enter into this Agreement and the agreements and other documents to be entered into by it hereunder and to carry out its obligations hereunder and thereunder. Subject to the Thor Shareholder Approval being obtained at the Thor Meeting as stipulated by the Court in the Interim Order, no other corporate approvals on the part of Thor are necessary to authorize the execution and delivery and performance of this Agreement, the Arrangement and the agreements and other documents to be entered into by it hereunder and the consummation by Thor of the Transactions. This Agreement has been duly executed and delivered by Thor and constitutes a legal, valid and binding obligation of Thor enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.
(c)	Board Approval. The Thor Board has unanimously: (i) determined that the Arrangement is in the best interests of Thor and is fair to Thor Shareholders; (ii) resolved to make the Thor Board Recommendation and to include such recommendation in the Thor Circular; and (iii) authorized the entering into of this Agreement (and approved the Arrangement pursuant to the Plan of Arrangement) and the performance by Thor of its obligations under this Agreement and, at the date of this Agreement, no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.
(d)	No Violation; Absence of Defaults and Conflicts.
(i)	Thor is not in violation of its Constating Documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, Lien, Contract or other instrument or obligation to which Thor is a party or to which Thor, or any of its properties or assets, may be subject or by which Thor is bound, except for such violations or defaults which would not result in a Thor Material Adverse Effect.
(ii)	Neither the execution and delivery of this Agreement by Thor nor the consummation of the Arrangement and the Transactions nor compliance by Thor with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event

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which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the properties or assets of Thor or cause any Thor Existing Indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) its Constating Documents, or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, Lien, Contract or other instrument or obligation to which Thor is party or to which Thor, or any of its properties or assets, may be subject or by which Thor is bound; or (B) subject to compliance with the statutes and regulations referred to below, violate any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Thor or any of its properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not result in a Thor Material Adverse Effect or significantly impede the ability of Thor to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would result in a Thor Material Adverse Effect.

(iii)	Other than in connection with or in compliance with the provisions of applicable Canadian Securities Laws, U.S. Securities Laws, the CBCA, the Key Regulatory Approvals, the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, (A) there is no legal impediment to Thor’s consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Thor in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not result in a Thor Material Adverse Effect or significantly impede the ability of Thor to consummate the Arrangement.
(e)	Ownership of Material Subsidiaries and Key Joint Ventures. Thor is, except pursuant to restrictions on transfer contained in the applicable Constating Documents, the sole legal and beneficial direct or indirect owner of all (in the case of wholly-owned Material Subsidiaries of Thor) or the portion as disclosed in the Thor Public Documents (in the case of Material Subsidiaries of Thor which are not wholly-owned and the Thor Key Joint Ventures), of the outstanding shares and other ownership of Thor’s Material Subsidiaries and the Thor Key Joint Ventures, with good title thereto free and clear of any and all Liens, except for Permitted Liens. Other than as set out in the applicable Constating Documents, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership in any of Thor’s Material Subsidiaries and, to Thor’s knowledge, the Thor Key Joint Ventures. All of the outstanding shares of capital stock and other ownership interests in Thor’s Material Subsidiaries and, to Thor’s knowledge, the Thor Key Joint Ventures are validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.
(f)	Litigation. Except as disclosed in paragraph (f) of the Thor Disclosure Letter, there are no actions, claims, suits, proceedings or investigations by Governmental Entities or other Persons pending or, to the knowledge of Thor, threatened, affecting or that would reasonably be expected to affect Thor, its Subsidiaries or, to Thor’s knowledge, the Thor Key Joint Ventures,

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or affecting or that would reasonably be expected to affect any of its or their property or assets at Law or equity or before or by any court, tribunal or Governmental Entity which action, claim, suit, proceeding or investigation involves a possibility of any judgment against or liability of Thor, its Subsidiaries or, to Thor’s knowledge, the Thor Key Joint Ventures, which, if successful, could reasonably be expected to result in a Thor Material Adverse Effect. None of Thor, its Subsidiaries or, to Thor’s knowledge, the Thor Key Joint Ventures are subject to any outstanding order, writ, injunction or decree that has had or could reasonably be expected to result in a Thor Material Adverse Effect.

(g)	Capitalization of Thor. The authorized share capital of Thor consists of an unlimited number of Thor Shares and an unlimited number of preference shares issuable in series. As of the date hereof, there are 7,599,532 Thor Class A Shares and 480,358,282 Thor Class B Shares issued and outstanding and up to 5,634,074 Thor Class B Shares issuable upon the exercise of Thor Options, and there are no other shares of any class or series outstanding. Except as set forth above, and other than Thor Shares issuable pursuant to Thor Options issued or issuable in accordance with the Thor Option Plan, there are no issued, outstanding or authorized options, restricted share unit awards, restricted share awards, appreciation rights, phantom shares, profit participation rights, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Thor of any shares of Thor or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Thor. All outstanding Thor Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Thor Shares issuable upon the exercise or settlement, as applicable of outstanding Thor Options in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to or issued in violation of any pre-emptive rights.
(h)	Thor Incentive Plans. Thor has made available to Adam true, complete and correct copies of each Thor Incentive Plan and the forms of all award agreements evidencing Thor Incentive Awards and there are no other security or security-based incentive plans, including, without limitation, any plans to grant options, conditional stock awards, restricted stock awards, phantom stocks, stock appreciation or other right to acquire Thor Shares, applicable to the Thor Employees, former employees, directors or officers of Thor or any of the Subsidiaries of Thor, individuals working on contract with Thor or any of the Subsidiaries of Thor or other individuals providing services to Thor or any of the Subsidiaries of Thor, and no commitments have been made to introduce such plans. Each Thor Incentive Award was issued in compliance in all material respects with applicable Law.
(i)	Securities Laws. Thor is in compliance in all material respects with all applicable Canadian Securities Laws and U.S. Securities Laws. The Thor Shares are listed and posted for trading on the TSX and NYSE, there is no order delisting, suspending or cease trading any securities of Thor and Thor is in compliance in all material respects with the rules of such stock exchanges.
(j)	United States Relationships. Thor is (i) a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act, and (ii) is not registered or required to register as an investment company under the United States Investment Company Act of 1940.
(k)	Reports. The Thor Public Documents, as of their respective dates or if amended, as of the date of such amendment, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein,

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in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws.

(l)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Thor Shares or any other securities of Thor has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Thor, are contemplated or threatened under any applicable Laws or by any other Governmental Entity.
(m)	Financial Statements. The audited consolidated financial statements of Thor as at and for the years ended December 31, 2024 and 2023 and the unaudited condensed consolidated financial statements of Thor as at and for the three (3) and six (6) month periods ended June 30, 2025 and 2024 (collectively, the “Thor Financial Statements”) were prepared in accordance with IFRS (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Thor’s independent auditor, or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments), and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Thor and its Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).
(n)	Internal Controls; Disclosure Controls. The Thor Board maintains a system of internal financial and accounting controls to permit the preparation of returns and reports by Thor and members of its group, which are complete and accurate in all material respects, to regulatory bodies as and when required by them, and the preparation of individual and consolidated financial statements for external purposes in accordance with IFRS and in compliance with NI 52-109 and Rule 13a-15 under the U.S. Exchange Act. The Thor Board has designed such disclosure controls and procedures to ensure that information required to be disclosed by Thor is recorded, processed, summarised and reported in a timely manner, and in any event within the time period required by applicable Law.
(o)	Absence of Undisclosed Liabilities. Thor has no liabilities that are required by IFRS to be set forth on a consolidated balance sheet of Thor, other than:
(i)	those set forth or adequately provided for in the Thor Financial Statements;
(ii)	those incurred in the Ordinary Course since the date of the most recent Thor Financial Statements;
(iii)	those incurred in connection with the execution of this Agreement or the Transactions or expressly permitted hereunder; and
(iv)	those that would not result in, individually or in the aggregate, a Thor Material Adverse Effect.
(p)	Long-Term and Derivative Transactions. Thor has no material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms

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greater than ninety (90) days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions, except as were entered into for bona fide hedging purposes, speculative proprietary trading purposes or in the Ordinary Course.

(q)	No Thor Material Adverse Effect. Since December 31, 2024 and to the date of this Agreement, there has not been any event, change, occurrence, effect or state of facts that, individually or in the aggregate, has, or would reasonably be expected to have, a Thor Material Adverse Effect.
(r)	Tax Matters.
(i)	All material Tax Returns required to be filed by or on behalf of Thor and its Subsidiaries have been duly filed on a timely basis (taking into account applicable extensions of time to file) and such Tax Returns were (when prepared) and remain true, complete and correct in all material respects. All Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and, other than Taxes being contested in good faith and for which adequate reserves in accordance with IFRS have been established, no amount of Taxes or amounts in respect of Taxes are payable by Thor or its Subsidiaries with respect to items or periods covered by such Tax Returns or otherwise that would result in a Thor Material Adverse Effect if such amounts were paid.
(ii)	Neither Thor nor any of its Subsidiaries is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the U.S. Tax Code or is treated as a U.S. corporation under Section 7874(b) of the U.S. Tax Code.
(s)	Environmental.
(i)	Except as described in the Thor Public Documents and except as would not, individually or in the aggregate, result in a Thor Material Adverse Effect:
(A)	neither Thor nor any of its Subsidiaries nor, to the knowledge of Thor, any of the Thor Key Joint Ventures, is or has been in violation of or non-compliance with any Environmental Laws;
(B)	each of Thor and its Subsidiaries and, to the knowledge of Thor, each of the Thor Key Joint Ventures, has all Authorizations required under all applicable Environmental Laws and is in compliance in all material respects with requirements thereof and, to the knowledge of Thor, there are no facts, matters, or circumstances (including this Transaction) that are reasonably likely to result in the revocation, suspension, variation or non-renewal of any such Authorizations;
(C)	there are no pending or, to the knowledge of Thor, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens (other than Permitted Liens), notices of non-compliance or violation, orders, investigations, proceedings or other processes against, involving or affecting Thor, its Subsidiaries or the Thor Key Joint Ventures relating to any Hazardous Substances or Environmental Laws; and
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(D)	to the knowledge of Thor there are no events or circumstances that would reasonably be expected to form the basis of (X) an order for clean-up or remediation, (Y) an action, suit or proceeding by any private party or Governmental Entity, or (Z) liability, in each case, against or affecting (directly or indirectly) Thor, its Subsidiaries or the Thor Key Joint Ventures relating to Hazardous Substances or any Environmental Laws.
(ii)	Except as described in the Thor Public Documents and except as would not, individually or in the aggregate, result in a Thor Material Adverse Effect, Thor and its Subsidiaries have:
(A)	posted the full amount of any mine reclamation and rehabilitation financial assurance required by applicable Laws and any Authorizations and does not anticipate (including as a result of the Transaction) any material increase in the amount of such financial assurance; and
(B)	completed all progressive mine reclamation and rehabilitation required by applicable Laws and any Authorizations.
(t)	Thor Material Contracts.
(i)	Except for such of the following as would not have a Thor Material Adverse Effect, as of the date hereof, each Material Contract of Thor (each a “Thor Material Contract” and collectively the “Thor Material Contracts”) is in full force and effect and is a valid and binding obligation of Thor or one its Subsidiaries and, to the knowledge of Thor, the other parties thereto, and is enforceable against Thor or such Subsidiary in accordance with its respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.
(ii)	Except as disclosed in paragraph (t)(ii) of the Thor Disclosure Letter, no Thor Material Contract in effect as of the date hereof may be lawfully terminated by any party thereto in accordance with its terms as a result of the Transaction, where such termination would, individually or in the aggregate, result in a Thor Material Adverse Effect.
(iii)	Thor or its applicable Subsidiary, as applicable, has performed in all material respects all respective obligations required to be performed by it prior to the date hereof under Thor’s Material Contracts, and none of Thor or such Subsidiary or, to the knowledge of Thor, the other parties thereto, is in material breach or violation of or in material default under (in each case, with or without notice or lapse of time or both) any Thor Material Contract. To the knowledge of Thor, there exists no state of acts which after notice or lapse of time or both would constitute a default under or breach of any Thor Material Contract that would, individually or in the aggregate, result in a Thor Material Adverse Effect.
(iv)	Neither Thor nor any of its Subsidiaries has received any written notice or, to the knowledge of Thor, other notice that any party to a Thor Material Contract intends to cancel, terminate or modify or not renew its relationship with Thor or with such Subsidiary and, to the knowledge of Thor, no such action has been threatened, in each

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case, where such cancellation, termination or modification would, individually or in the aggregate, result in a Thor Material Adverse Effect.

(v)	Thor has furnished to Adam a true, correct and complete copy of each Thor Material Contract described in clause (i) of the “Material Contracts” definition that is in effect as of the date hereof.
(u)	Thor Real Property Interests and Thor Mineral Rights.
(i)	Except for such of the following as would not have a Thor Material Adverse Effect, Thor or one of its Subsidiaries:
(A)	has good and sufficient title to the material real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or Governmental Entities permitting the use of real property by Thor or its applicable Subsidiaries necessary to permit the operation of the Thor Material Properties as presently owned and conducted (collectively, “Thor Real Property Interests”); and
(B)	holds the necessary material mineral concession, claims, leases, licenses, permits, access rights and other rights and interests required to explore for, develop, mine, produce, process or refine, minerals, concentrates or ores for development purposes on the Thor Material Properties as presently owned (collectively, the “Thor Mineral Rights”).
(ii)	Thor has not received written notice of any default under any of the leases or other title and operating documents or any other agreement or instrument pertaining to the Thor Real Property Interests or the Thor Mineral Rights to which Thor is a party or by or to which Thor or any such assets are bound or subject which remains uncured, except to the extent that such default would not in the aggregate result in a Thor Material Adverse Effect.
(iii)	(A) Thor is in good standing under all, and is not in default under any, and (B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under, any leases or other title and operating documents or any other agreements and instruments pertaining to the Thor Real Property Interests and the Thor Mineral Rights to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of Thor, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder, except, in the case of (A) and (B), as would not, individually or in the aggregate, result in a Thor Material Adverse Effect.
(v)	Expropriation. Except as would not, individually or in the aggregate, reasonably be expected to or result in a Thor Material Adverse Effect, no Thor Real Property Interests or Thor Mineral Rights have been taken or expropriated by any Governmental Entity, nor has any written notice or proceeding in respect thereof been given or commenced, nor, to the knowledge of Thor, is there any intent or proposal to give any such notice or to commence any such proceeding.
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(w)	Thor Mineral Reserves and Resources.
(i)	As of the date hereof, Thor’s operations in the Highland Valley in British Columbia, Canada, the Antamina Mining Operation in Ancash, Peru, the Red Dog Mine in Alaska, U.S. and the Quebrada Blanca Operations in Región de Tarapacá, Chile, are the only material properties of Thor for the purposes of NI 43-101 (the “Thor Material Properties”).
(ii)	Each of the technical reports entitled: NI 43-101 Technical Report Teck Highland Valley Copper; March 6, 2013, NI 43-101 Technical Report on Antamina Mining Operation, Peru; December 31, 2024, NI 43-101 Technical Report, Red Dog Mine, Alaska, USA; February 21, 2017 and NI 43-101 Technical Report on the Quebrada Blanca Operations, Región de Tarapacá, Chile; December 31, 2023, and any other technical reports relating to the Thor Material Properties filed pursuant to NI 43-101, complied in all material respects with the requirements of NI 43-101 at the respective time of filing thereof.
(x)	Royalties and Rentals. All rentals, royalties (whether statutory or contractual), overriding royalty interests, earn-outs, streaming agreements, metal pre-payment or similar agreements, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date of this Agreement under, with respect to, or on account of, any direct or indirect assets of Thor and its Subsidiaries or, to Thor’s knowledge, any assets of the Thor Key Joint Ventures, have been: (i) duly paid; (ii) duly performed; or (iii) provided for prior to the date of this Agreement, except to the extent that such non-payment, non-performance or non-provision would not in the aggregate result in a Thor Material Adverse Effect.
(y)	Authorizations. Thor, its Subsidiaries and, to Thor’s knowledge, the Thor Key Joint Ventures have obtained and are in compliance with all Authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such Authorizations the absence of which would not, individually or in the aggregate, result in a Thor Material Adverse Effect.
(z)	Employee Matters.
(i)	Thor has made available to Adam true, complete and correct copies of each Collective Agreement (which is not otherwise publicly available) covering Thor Employees that is in effect as of the date hereof.
(ii)	Except for such of the following as would not have a Thor Material Adverse Effect:
(A)	there is no (and has not been in the past three (3) years any) pending or threatened (A) unfair labor practice charge, labor arbitration, grievance, strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning labor representation, union organizing activity, or any similar activity or dispute, affecting Thor, any Subsidiary of Thor or any Thor Employees, or (B) unfair labor practice charge, labor arbitration, grievance, strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding labor representation or union organizing activity, or any similar activity or dispute;
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(B)	Thor and each Subsidiary of Thor is, and has at all relevant times been, in material compliance with all applicable Laws related to labor or employment, including terms and conditions of employment, employment practices, pensions obligations, wages and hours, collective bargaining, worker classification (including the proper classification of workers as independent contractors and of employees as exempt or non-exempt), background checks, privacy rights, human rights, labor relations, immigration and health and safety; and
(C)	neither Thor nor any of its Subsidiaries is subject to any current, pending or, to the knowledge of Thor, threatened claims, suits, actions, investigations, examinations or proceedings against or otherwise involving Thor, for wrongful dismissal, constructive dismissal or any other claim relating to employment or termination of employment of employees or independent contractors, or under any applicable Law with respect to employment and labor.
(aa)	Employee Benefit Plans.
(i)	Within thirty (30) Business Days following the date of this Agreement, Thor will make available to Adam true, complete and correct copies of each material Thor Benefit Plan and the following with respect to the foregoing (if applicable):
(A)	such material Thor Benefit Plan; and
(B)	the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto.
(ii)	Except for such of the following as would not result in a Thor Material Adverse Effect:
(A)	each Thor Benefit Plan which is established and governed under U.S. Law and each Statutory Plan contributed to, funded by or binding upon Thor or any of the Subsidiaries of Thor has been maintained, administered and funded in compliance with its terms and in accordance with applicable Laws in the United States;
(B)	no Thor Benefit Plan which is established and governed under U.S. Law provides post-termination or retiree welfare benefits, other than coverage mandated by the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985;
(C)	all contributions, premiums and other amounts required to be collected and remitted or paid by Thor or any of the Subsidiaries of Thor under each Thor Benefit Plan and each Statutory Plan contributed to, funded or binding upon Thor or any of the Subsidiaries of Thor have been timely made in accordance with its terms and all applicable Laws and all obligations in respect of Thor Benefit Plans have been properly accrued and are accurately reflected in the Thor Financial Statements;
(D)	to the knowledge of Thor, there are no (and for the past three (3) years have been no) current, pending, threatened or anticipated claims, suits, actions, investigations, examinations or proceedings against or otherwise involving (i)

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any of the Thor Benefit Plans (excluding claims for benefits incurred in the Ordinary Course of Thor Benefit Plan activities), or (ii) the participation of Thor or any of its Subsidiaries in any Statutory Plan;

(E)	each Thor Benefit Plan that is required or intended to be qualified under applicable Law (including, without limitation, Section 401(a) of the U.S. Tax Code) is so qualified;
(F)	to the knowledge of Thor, no fact or circumstance exists that could adversely affect the tax-preferred or tax-exempt status of any Thor Benefit Plan;
(G)	no Thor Benefit Plan is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the U.S. Tax Code and there is no other defined benefit plan which is established and governed under U.S. Law with respect to which Thor, any Subsidiary of Thor or any of their respective ERISA Affiliates contributes, or has or could reasonably be expected to have any direct or indirect liability (contingent or otherwise) (each, a “U.S. Thor Pension Plan”) and with respect to each U.S. Thor Pension Plan (i) no such U.S. Thor Pension Plan has failed to meet minimum funding standards set forth in Sections 412 and 430 of the U.S. Tax Code or Sections 302 and 303 of ERISA, (ii) no such U.S. Thor Pension Plan has been determined to be in “at-risk” status, within the meaning of Section 430 of the U.S. Tax Code or Section 303 or Title IV of ERISA, (iii) no unsatisfied liability to the U.S. Pension Benefit Guaranty Corporation (the “PBGC”) has been incurred (other than for non-delinquent premiums), (iv) there has been no “reportable event” within the meaning of Section 4043 of ERISA for which Thor has failed to timely report to the PBGC, (v) no notice of intent to terminate such U.S. Thor Pension Plan has been filed with the PBGC and no amendment terminating such U.S. Thor Pension Plan has been adopted and no proceedings to terminate such U.S. Thor Pension Plan instituted by the PBGC are pending or, to the knowledge of Thor, threatened, (vi) no event or condition has occurred which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, such U.S. Thor Pension Plan, and (vii) no lien has arisen or would reasonably be expected to arise;
(H)	neither Thor nor any of its Subsidiaries are obligated to provide, for the gross-up, indemnification or reimbursement of any Taxes required by Section 4999 of the U.S. Tax Code or Section 409A of the U.S. Tax Code;
(I)	all material data necessary to administer the Thor Benefit Plans is in the possession or control of Thor or its agents (or the trustees or administrators of any relevant Thor Benefit Plan);
(J)	the execution and delivery of this Agreement or the consummation of the Transactions will not (alone or in combination with any other event): (i) result in, cause the accelerated vesting of, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former employee, officer, director or individual independent contractor of Thor; (ii) limit the right of Thor to amend, merge, terminate or receive a reversion of assets from any Thor Benefit Plan or related trust; or (iii) result in any payment that, individually or in combination with any other such payment, would reasonably be expected

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to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the U.S. Tax Code);

(K)	none of Thor, any of its Subsidiaries or any other ERISA Affiliate of Thor or a Subsidiary of Thor maintains, contributes to, or participates in, or has ever during the past six (6) years maintained, contributed to, or participated in, or has any obligation or liability with respect to a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the U.S. Tax Code, a “multiple employer welfare arrangement” (as defined in, and which is subject to, Section 3(40) of ERISA), a “multiple employer plan” (as defined in, and which is subject to, Section 413(c) of the U.S. Tax Code) or a “multiemployer plan” (as defined in, and which is subject to, Section 3(37) of ERISA);
(L)	there are no unfunded liabilities in respect of any Thor Benefit Plan which provides pension benefits, superannuation benefits or retirement savings, including any “registered pension plans” as that term is defined in the Tax Act, or any supplemental pension plans (including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies, where applicable) in each case, where any such Benefit Plan is established and governed under Canadian law; and
(M)	no Thor Benefit Plan (i) is a self-insured arrangement; (ii) is a defined benefit pension plan; (iii) is a “multi-employer plan”, a “registered retirement savings plan” or a “retirement compensation arrangement” as such terms are defined in the Tax Act; or (iv) is an unregistered or unfunded pension plan, in each case, where any such Thor Benefit Plan is established and governed under Canadian law.
(bb)	UK Pensions. Neither Thor nor any of its Subsidiaries: (i) is or has at any time been an “employer” for the purposes of the UK Pensions Act 2004; (ii) except as would not result in a Thor Material Adverse Effect is, or has in the last six (6) years been, “connected with” or an “associate of” an “employer” for the purposes of the UK Pensions Act 2004; or (iii) owes or could reasonably be expected to owe any obligations or liabilities to or in respect of, in each case, any UK defined benefit pension arrangement. No current or former Thor Employee has ever transferred to Thor or any of its Subsidiaries pursuant to the Transfer Regulations who at any time prior to such transfer was a member of any UK defined benefit pension arrangement in circumstances where Thor or any of its Subsidiaries has inherited or will (or could reasonably be expected to) inherit any obligation (whether contingent or otherwise) to fund, or otherwise meet the cost of, any enhanced early retirement or redundancy pension benefits, which are derived from any such defined benefit pension arrangement.
(cc)	Insurance. As of the date hereof policies of insurance are in force naming Thor (or one of its Subsidiaries) or, to the knowledge of Thor, a Thor Key Joint Venture, as an insured that Thor’s executive officers believe in good faith adequately cover risks customarily covered by participants in the industries in which Thor, its Subsidiaries and the Thor Key Joint Venture operates, and Thor and its Subsidiaries, or to the knowledge of Thor the Thor Key Joint Ventures, are not in default under the terms of any such policy, except any such default that would not individually or in the aggregate result in a Thor Material Adverse Effect.
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(dd)	Compliance with Permits and Laws. Except for such of the following as would not have a Thor Material Adverse Effect: (i) Thor, its Subsidiaries and, to the knowledge of Thor, the Thor Key Joint Ventures are in possession of all franchises, grants, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, registrations, clearances, orders and other Authorizations necessary for Thor, its Subsidiaries and, to the knowledge of Thor, the Thor Key Joint Ventures to own, lease and operate their respective properties and assets and to carry on their respective businesses as now being conducted, under and pursuant to all applicable Laws (the “Thor Permits”), (ii) all such Thor Permits are in full force and effect, and (iii) as of the date of this Agreement, no suspension, cancelation, withdrawal or revocation thereof is pending or, to the knowledge of Thor, threatened. Thor has complied with and is not in violation of any applicable Laws or Thor Permits other than non-compliance or violations which would not, individually or in the aggregate, result in a Thor Material Adverse Effect.
(ee)	Possession of Intellectual Property. Except for such of the following as would not have a Thor Material Adverse Effect:
(i)	(A) Thor and its Subsidiaries (y) solely and exclusively own all right, title, and interest in and to all Intellectual Property that Thor and its Subsidiaries own or purport to own (the “Thor Owned Intellectual Property”), free and clear of all Liens other than Permitted Liens and (z) possess adequate and valid rights in and to all other Intellectual Property necessary to carry on the business of Thor and its Subsidiaries as now operated and as contemplated to be operated immediately following the closing of the Arrangement; (B) neither Thor nor any of its Subsidiaries has received any written notice or claim challenging the validity of, use of or ownership of the Thor Owned Intellectual Property; and (C) to the knowledge of Thor, there are no facts upon which such a challenge could reasonably be made; and
(ii)	(A) to the knowledge of Thor, no third party is infringing, misappropriating, diluting or otherwise violating the Thor Owned Intellectual Property, and since January 31, 2022, neither Thor nor any of its Subsidiaries has made any written claims alleging any such infringement, misappropriation, dilution or violation, (B) to the knowledge of Thor, neither Thor nor any of its Subsidiaries, or the conduct of the business of Thor and its Subsidiaries, is infringing, misappropriating, diluting or violating, or since January 31, 2022, has infringed, misappropriated, diluted or violated, any Intellectual Property of any third party, and (C) since January 31, 2022, neither Thor nor any of its Subsidiaries has received any written notice, and there is no claim or proceeding pending against, or, to Thor’s knowledge, threatened against, any of them, alleging that the conduct of the business of Thor and its Subsidiaries infringes, misappropriates, dilutes or violates the Intellectual Property of any third party, and to the knowledge of Thor there are no facts upon which such allegations could reasonably be made.
(ff)	Information Technology. Except as would not have a Thor Material Adverse Effect:
(i)	Thor and its Subsidiaries maintain commercially reasonable data back-up procedures and data recovery procedures and tools to safeguard against loss or corruption of business or customer data in the event of a failure of the Information Technology owned, licensed, used or held for use by Thor and its Subsidiaries as is reasonably necessary to carry on its business in all material respects as currently conducted (collectively, the “Thor Corporate IT”); adequate and sufficient disaster recovery plans are in place, in the event of a failure of the Thor Corporate IT;
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(ii)	the Thor Corporate IT is in good working condition and adequate and sufficient, in all material respects (including with respect to the number of software license seats required in connection therewith), for the operations of Thor as currently conducted and as contemplated to be operated immediately following the closing of the Arrangement; and
(iii)	Thor and its Subsidiaries use commercially reasonable efforts to protect the Thor Corporate IT and the data stored or processed therein from any unauthorized use, access, interruption, or modification, or any failures or breakdowns, and to the knowledge of Thor, there have been no such material unauthorized use, access, interruption or modification of any of, or any failures or breakdowns, or material breach of or security incident relating thereto.
(gg)	Privacy Laws. Except as would not have a Thor Material Adverse Effect:
(i)	Thor and its Subsidiaries comply in all material respects with all applicable Privacy Laws, including in connection with the collection, use, storage and disclosure of Personal Information; and
(ii)	there has been no actual or suspected, unauthorized use, access or disclosure of any of Thor’s Personal Information.
(hh)	Anti-Corruption, Anti-Money Laundering and Sanctions Laws. Except for such of the following clauses (i) through (iii), as would not reasonably be expected to result in a Thor Material Adverse Effect:
(i)	to the knowledge of Thor, Thor, its Subsidiaries, its joint ventures, any director, officer employee, agent, representative, consultant or any other Person acting on behalf of Thor or its Subsidiaries has not, for the past five (5) years, violated Anti-Corruption Laws or directly or indirectly, (A) corruptly made, offered, paid, promised to pay, solicited, received, or authorized any contribution, payment or gift of funds or property or anything of value to or from any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or any official of any public international organization or any Person or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment, solicitation, promise, offer, receipt or gift was, is, or would be prohibited under Anti-Corruption Laws;
(ii)	since December 31, 2020, the operations of Thor, its Subsidiaries and its joint ventures are and have been conducted at all times in compliance with applicable Anti-Money Laundering Laws. To the knowledge of Thor, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Thor, its Subsidiaries and, to its knowledge, the Thor Key Joint Ventures with respect to the Anti-Money Laundering Laws is pending or threatened;
(iii)	neither Thor, its Subsidiaries nor, to the knowledge of Thor, any director, officer, agent, employee or affiliate of Thor or its Subsidiaries has been a Sanctioned Person; and to Thor’s knowledge, Thor and its Subsidiaries are not in, and have not since April 24, 2019 been in, violation of any such Sanctions Laws, or conducting business directly or, to the knowledge of Thor, indirectly with any Person that is a Sanctioned Person;
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(iv)	neither Thor nor any of its Subsidiaries, joint ventures or affiliates are, or have been since April 24, 2019, organized, operating, or resident in, or have engaged in a transaction or dealing, directly with a Sanctioned Country;
(v)	neither Thor nor its Subsidiaries are, nor have they been, the subject of any actual or, to the knowledge of Thor, threatened litigation, investigations, voluntary or directed disclosures to any government entity, whistleblower reports, or other issues in any way related to the Anti-Corruption Laws, Sanctions Laws, or Anti-Money Laundering Laws; and
(vi)	since April 24, 2019, Thor has maintained and enforced policies, procedures and internal controls designed to ensure compliance by Thor, its Subsidiaries, officers, directors, employees, agents, and representatives with Anti-Corruption Laws, Sanctions Laws, and Anti-Money Laundering Laws.
(ii)	Community Matters. As of the date hereof, (i) none of Thor, its Subsidiaries or, to the knowledge of Thor, the Thor Key Joint Ventures, has received any written notice of a Community Claim, which relates to the Thor Mineral Rights or to their respective operations and businesses and which, if successful, could reasonably be expected to result in Thor Material Adverse Effect.
(jj)	No “Collateral Benefit”. To the knowledge of Thor, no related party of Thor (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over one percent (1%) or more of the outstanding Thor Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.
(kk)	Fairness Opinion. As of the date hereof, Thor has received the Thor Financial Advisor Opinion. It is expressly understood and agreed that each such opinion is solely for the benefit of the Thor Board and may not be relied upon by any other party for any purpose.
(ll)	City Code. No person who is (or, to the knowledge of Thor (but without having made enquiry of any person), no persons acting in concert (as such expression is defined in the City Code) who are) recorded in the register of shareholders of Thor as a holder (or holders) of Thor Shares as of September 5, 2025 held in aggregate more than 80% of the issued and outstanding Thor Shares at that same date.

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Schedule E
Adam Representations and Warranties

(a)	Organization and Qualification. Each of Adam and its Material Subsidiaries and, to the knowledge of Adam, the Adam Key Joint Ventures, is a corporation or partnership, as applicable, duly incorporated or formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation, formation, or continuance and has the requisite corporate or partnership power and authority to own its assets and properties as now owned and to carry on its business as it is now being conducted. Adam is, and its Material Subsidiaries are, and, to the knowledge of Adam, the Key Joint Ventures are duly registered to do business and each is in good standing in each jurisdiction in which the character of its assets and properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not result in an Adam Material Adverse Effect. Since January 1, 2024, no action has been taken to materially amend or supersede the Constating Documents of Adam.
(b)	Authority Relative this Agreement. Adam has the requisite corporate authority to enter into this Agreement and the agreements and other documents to be entered into by it hereunder and to carry out its obligations hereunder and thereunder. Subject to the Adam Shareholder Approval being obtained at the Adam Meeting as stipulated by the Court in the Interim Order, no other corporate approvals on the part of Adam are necessary to authorize the execution and delivery and performance of this Agreement, the Arrangement and the agreements and other documents to be entered into by it hereunder and the consummation by Adam of the Transactions. This Agreement has been duly executed and delivered by Adam and constitutes a legal, valid and binding obligation of Adam enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.
(c)	Board Approval. The Adam Board has unanimously: (i) determined that the Transaction is in the best interests of Adam and the Adam Shareholders; (ii) resolved to make the Adam Board Recommendation and to include such recommendation in the Adam Circular; and (iii) authorized the entering into of this Agreement (and approved the Arrangement pursuant to the Plan of Arrangement) and the performance by Adam of its obligations under this Agreement and, at the date of this Agreement, no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.
(d)	No Violation; Absence of Defaults and Conflicts.
(i)	Adam is not in violation of its Constating Documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, Lien, Contract or other instrument or obligation to which Adam is a party or to which Adam or any of its properties or assets, may be subject or by which Adam is bound, except for such violations or defaults which would not result in an Adam Material Adverse Effect.
(ii)	Neither the execution and delivery of this Agreement by Adam nor the consummation of the Arrangement and the Transactions nor compliance by Adam with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of,

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require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the properties or assets of Adam or cause any Adam Existing Indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) its Constating Documents, or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, Lien, Contract or other instrument or obligation to which Adam is party or to which Adam or any of its properties or assets, may be subject or by which Adam is bound; or (B) subject to compliance with the statutes and regulations referred to below, violate any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Adam or any of its properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not result in an Adam Material Adverse Effect or significantly impede the ability of Adam to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would result in an Adam Material Adverse Effect.

(iii)	Other than in connection with or in compliance with the provisions of applicable UK Securities Laws, South African Securities Laws, the Laws of England and Wales, the Key Regulatory Approvals, the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, (A) there is no legal impediment to Adam’s consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Adam in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not result in an Adam Material Adverse Effect or significantly impede the ability of Adam to consummate the Arrangement.
(e)	Ownership of Material Subsidiaries and Key Joint Ventures. Adam is, except pursuant to restrictions on transfer contained in the applicable Constating Documents, the sole legal and beneficial direct or indirect owner of all (in the case of wholly-owned Material Subsidiaries of Adam), or the portion as disclosed in the Adam Public Documents (in the case of Material Subsidiaries of Adam which are not wholly-owned and Adam’s Key Joint Ventures), of the outstanding shares and other ownership of Adam’s Material Subsidiaries and the Adam Key Joint Ventures, with good title thereto free and clear of any and all Liens except for Permitted Liens. Other than as set out in the applicable Constating Documents, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of share capital or other ownership in any of Adam’s Material Subsidiaries and, to Adam’s knowledge, Adam Key Joint Ventures. All of the outstanding shares of share capital and other ownership interests in Adam’s Material Subsidiaries and, to Adam’s knowledge, Adam’s Key Joint Ventures are validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.
(f)	Litigation. Except as disclosed in paragraph (f) of the Adam Disclosure Letter, there are no actions, claims, suits, proceedings or investigations by Governmental Entities or other Persons pending or, to the knowledge of Adam, threatened, affecting or that would reasonably be

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expected to affect Adam, its Subsidiaries or, to Adam’s knowledge, the Adam Key Joint Ventures, or affecting or that would reasonably be expected to affect any of its or their property or assets at Law or equity or before or by any court, tribunal or Governmental Entity which action, claim, suit, proceeding or investigation involves a possibility of any judgment against or liability of Adam, its Subsidiaries or, to Adam’s knowledge, the Adam Key Joint Ventures which, if successful, could reasonably be expected to result in an Adam Material Adverse Effect. None of Adam, its Subsidiaries or, to Adam’s knowledge, the Adam Key Joint Ventures are subject to any outstanding order, writ, injunction or decree that has had or could reasonably be expected to result in an Adam Material Adverse Effect.

(g)	Capitalization of Adam. As of the date hereof, there are 1,178,050,272 Adam Shares issued and outstanding (including, for the avoidance of doubt, the Adam Charitable Trust Shares), and there are no other shares of any class or series outstanding. As of the date hereof, there are up to 17,015,681 Adam Shares issuable upon the exercise or settlement of awards issuable under the Adam Incentive Plans. Except as set forth above, and other than Adam Shares or other securities issuable pursuant to Adam Incentive Awards issued or issuable in accordance with the Adam Incentive Plans, there are no issued, outstanding or authorized options, restricted share unit awards, restricted share awards, share appreciation rights, phantom shares, profit participation rights, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Adam of any shares of Adam or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Adam. All outstanding Adam Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Adam Shares issuable upon the exercise or settlement, as applicable of outstanding Adam Incentive Awards issued under the Adam Incentive Plans in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to or issued in violation of any pre-emptive rights.
(h)	Adam Incentive Plans. Adam has made available to Thor true, complete and correct copies of each Adam Incentive Plan and the forms of all award agreements evidencing Adam Incentive Awards and there are no other security or security-based incentive plans, including, without limitation, any plans to grant options, conditional stock awards, restricted stock awards, phantom stocks, stock appreciation or other right to acquire Adam Shares, applicable to the Adam Employees, former employees, directors or officers of Adam or any of the Subsidiaries of Adam, individuals working on contract with Adam or any of the Subsidiaries of Adam or other individuals providing services to Adam or any of the Subsidiaries of Adam, and no commitments have been made to introduce such plans. Each Adam Incentive Award was issued in compliance in all material respects with applicable Law.
(i)	Securities Laws. Adam is in compliance in all material respects with all applicable UK Securities Laws and South African Securities Laws. The Adam Shares are admitted to: (a) listing in the equity shares (commercial companies) category of the Official List of the FCA and to trading on the LSE’s main market for listed securities and (b) listing and trading on the Main Board of the JSE, and Adam is in compliance in all material respects with the rules of such stock exchanges.
(j)	Reports. The Adam Public Documents, as of their respective dates or if amended, as of the date of such amendment, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein,

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in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws.

(k)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Adam Shares or any other securities of Adam has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Adam, are contemplated or threatened under any applicable Laws or by any other Governmental Entity.
(l)	Financial Statements. The audited consolidated financial statements of Adam as at and for the years ended December 31, 2024 and 2023 and the unaudited condensed consolidated financial statements of Adam as at and for the six (6) month periods ended June 30, 2025 and 2024 (collectively, the “Adam Financial Statements”) were prepared in accordance with IFRS (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Adam’s independent auditor, or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments), and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Adam and its Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).
(m)	Internal Controls; Disclosure Controls. The Adam Board maintains a system of internal financial and accounting controls to permit the preparation of returns and reports by Adam and members of its group, which are complete and accurate in all material respects, to regulatory bodies as and when required by them, and the preparation of individual and consolidated financial statements for external purposes in accordance with IFRS and the Companies Act. The Adam Board has designed such disclosure controls and procedures to ensure that information required to be disclosed by Adam is recorded, processed, summarised and reported in a timely manner, and in any event within the time period required by applicable Law.
(n)	Absence of Undisclosed Liabilities. Adam has no liabilities that are required by IFRS to be set forth on a consolidated balance sheet of Adam, other than:
(i)	those set forth or adequately provided for in the Adam Financial Statements;
(ii)	those incurred in the Ordinary Course since the date of the most recent Adam Financial Statements;
(iii)	those incurred in connection with the execution of this Agreement or the Transactions or expressly permitted hereunder; and
(iv)	those that would not result in, individually or in the aggregate, an Adam Material Adverse Effect.
(o)	Long-Term and Derivative Transactions. Adam has no material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms

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greater than ninety (90) days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions, except as were entered into for bona fide hedging purposes, speculative proprietary trading purposes or in the Ordinary Course.

(p)	No Adam Material Adverse Effect. Since December 31, 2024, and to the date of this Agreement, there has not been any event, change, occurrence, effect or state of facts that, individually or in the aggregate, has, or would reasonably be expected to have, an Adam Material Adverse Effect.
(q)	Tax Matters.
(i)	All material Tax Returns required to be filed by or on behalf of Adam and its Subsidiaries have been duly filed on a timely basis (taking into account applicable extensions of time to file) and such Tax Returns were (when prepared) and remain true, complete and correct in all material respects. All Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and, other than Taxes being contested in good faith and for which adequate reserves in accordance with IFRS have been established, no amount of Taxes or amounts in respect of Taxes are payable by Adam or its Subsidiaries with respect to items or periods covered by such Tax Returns or otherwise that would result in an Adam Material Adverse Effect if such amounts were paid.
(ii)	Neither Adam nor any of its Subsidiaries is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the U.S. Tax Code or is treated as a U.S. corporation under Section 7874(b) of the U.S. Tax Code.
(r)	Environmental.
(i)	Except as described in the Adam Public Documents and except as would not, individually or in the aggregate, result in an Adam Material Adverse Effect:
(A)	neither Adam nor any of its Subsidiaries nor, to the knowledge of Adam, any of the Adam Key Joint Ventures, is or has been in violation of or non-compliance with any Environmental Laws;
(B)	each of Adam and its Subsidiaries and, to the knowledge of Adam, each of the Adam Key Joint Ventures, has all Authorizations required under all applicable Environmental Laws and is in compliance in all material respects with requirements thereof and, to the knowledge of Adam, there are no facts, matters, or circumstances (including this Transaction) that are reasonably likely to result in the revocation, suspension, variation or non-renewal of any such Authorizations;
(C)	there are no pending or, to the knowledge of Adam, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens (other than Permitted Liens), notices of non-compliance or violation, orders, investigations, proceedings or other processes against Adam, involving or affecting Adam, its Subsidiaries or the Adam Key Joint Ventures relating to any Hazardous Substances or Environmental Laws; and
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(D)	to the knowledge of Adam there are no events or circumstances that would reasonably be expected to form the basis of (X) an order for clean-up or remediation, (Y) an action, suit or proceeding by any private party or Governmental Entity, or (Z) liability, in each case, against or affecting (directly or indirectly) Adam, its Subsidiaries or the Adam Key Joint Ventures relating to Hazardous Substances or any Environmental Laws.
(ii)	Except as described in the Adam Public Documents and except as would not, individually or in the aggregate, result in an Adam Material Adverse Effect, Adam and its Subsidiaries have:
(A)	posted the full amount of any mine reclamation and rehabilitation financial assurance required by applicable Laws and any Authorizations and does not anticipate (including as a result of this Transaction) any material increase in the amount of such financial assurance; and
(B)	completed all progressive mine reclamation and rehabilitation required by applicable Laws and any Authorizations.
(s)	Adam Material Contracts.
(i)	Except for such of the following as would not have an Adam Material Adverse Effect, as of the date hereof, each Material Contract of Adam (each an “Adam Material Contract” and collectively the “Adam Material Contracts”) is in full force and effect and is a valid and binding obligation of Adam or one its Subsidiaries and, to the knowledge of Adam, the other parties thereto, and is enforceable against Adam or such Subsidiary in accordance with its respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.
(ii)	Except as disclosed in paragraph (s)(ii) of the Adam Disclosure Letter, no Adam Material Contract in effect as of the date hereof may be lawfully terminated by any party thereto in accordance with its terms as a result of the Transaction, where such termination would, individually or in the aggregate, result in an Adam Material Adverse Effect.
(iii)	Adam or its applicable Subsidiary, as applicable, has performed in all material respects all respective obligations required to be performed by it prior to the date hereof under Adam’s Material Contracts, and none of Adam or such Subsidiary or, to the knowledge of Adam, the other parties thereto, is in material breach or violation of or in material default under (in each case, with or without notice or lapse of time or both) any Adam Material Contract. To the knowledge of Adam, there exists no state of acts which after notice or lapse of time or both would constitute a default under or breach of any Adam Material Contract that would, individually or in the aggregate, result in an Adam Material Adverse Effect.
(iv)	Neither Adam nor any of its Subsidiaries has received any written notice or, to the knowledge of Adam, other notice that any party to an Adam Material Contract intends to cancel, terminate or modify or not renew its relationship with Adam or with such Subsidiary and, to the knowledge of Adam, no such action has been threatened, in

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each case, where such cancellation, termination or modification would, individually or in the aggregate, result in an Adam Material Adverse Effect.

(v)	Adam has furnished to Thor a true, correct and complete copy of each Adam Material Contract described in clause (i) of the “Material Contracts” definition that is in effect as of the date hereof.
(t)	Adam Real Property Interests and Adam Mineral Rights.
(i)	Except for such of the following as would not have an Adam Material Adverse Effect, Adam or one of its Subsidiaries:
(A)	has good and sufficient title to the material real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or Governmental Entities permitting the use of real property by Adam or its applicable Subsidiaries necessary to permit the operation of the Adam Material Properties as presently owned and conducted (collectively, “Adam Real Property Interests”); and
(B)	holds the necessary material mineral concession, claims, leases, licenses, permits, access rights and other rights and interests required to explore for, develop, mine, produce, process or refine, minerals, concentrates or ores for development purposes on the Adam Material Properties as presently owned (collectively, the “Adam Mineral Rights”).
(ii)	Adam has not received written notice of any default under any of the leases or other title and operating documents or any other agreement or instrument pertaining to the Adam Real Property Interests or the Adam Mineral Rights to which Adam is a party or by or to which Adam or any such assets are bound or subject which remains uncured, except to the extent that such default would not in the aggregate result in an Adam Material Adverse Effect.
(iii)	(A) Adam is in good standing under all, and is not in default under any, and (B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under, any leases or other title and operating documents or any other agreements and instruments pertaining to the Adam Real Property Interests and the Adam Mineral Rights to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of Adam, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder, except, in the case of (A) and (B), as would not, individually or in the aggregate, result in an Adam Material Adverse Effect.
(u)	Expropriation. Except as would not, individually or in the aggregate, reasonably be expected to result in an Adam Material Adverse Effect, no Adam Real Property Interests or Adam Mineral Rights have been taken or expropriated by any Governmental Entity, nor has any written notice or proceeding in respect thereof been given or commenced, nor, to the knowledge of Adam, is there any intent or proposal to give any such notice or to commence any such proceeding.
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(v)	Adam Mineral Reserves and Resources.
(i)	As of the date hereof, Adam’s operations in Chile, Brazil and Peru are the only material properties of Adam (the “Adam Material Properties”) for the purposes of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 edition (the “JORC Code”) and the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2016 edition, including the guidelines contained therein (the “SAMREC Code”).
(ii)	The Ore Reserves and Mineral Resources Report 2024 complied in all material respects with the requirements of the JORC Code and the SAMREC Code at the respective time of filing thereof.
(iii)	The mineral reserves and mineral resources for the Adam Real Property Interests and the Adam Mineral Rights were prepared, in all material respects, in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in accordance with applicable Laws, including the requirements of the JORC Code and the SAMREC Code.
(w)	Royalties and Rentals. All rentals, royalties (whether statutory or contractual), overriding royalty interests, earn-outs, streaming agreements, metal pre-payment or similar agreements, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date of this Agreement under, with respect to, or on account of, any direct or indirect assets of Adam and its Subsidiaries or, to Adam’s knowledge, any assets of the Adam Key Joint Ventures, have been: (i) duly paid; (ii) duly performed; or (iii) provided for prior to the date of this Agreement, except to the extent that such non-payment, non-performance or non-provision would not in the aggregate result in an Adam Material Adverse Effect.
(x)	Authorizations. Adam, its Subsidiaries and, to Adam’s knowledge, the Adam Key Joint Ventures have obtained and are in compliance with all Authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such Authorizations the absence of which would not, individually or in the aggregate, result in an Adam Material Adverse Effect.
(y)	Employee Matters.
(i)	Within thirty (30) Business Days following the date of this Agreement, Adam will make available to Thor true, complete and correct copies of each existing Collective Agreement (which is not otherwise publicly available) covering Adam Employees.
(ii)	Except for such of the following as would not have an Adam Material Adverse Effect:
(A)	there is no (and has not been in the past three (3) years any) pending or threatened (I) unfair labor practice charge, labor arbitration, grievance, strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning labor representation, union organizing activity, or any similar activity or dispute, affecting Adam, any Subsidiary of Adam or any Adam Employees, or (II) unfair labor practice charge, labor arbitration, grievance, strike, slowdown, work stoppage, lockout, job action, picketing,

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labor dispute, question regarding labor representation or union organizing activity, or any similar activity or dispute;

(B)	Adam and each Subsidiary of Adam is, and has at all relevant times been, in material compliance with all applicable Laws related to labor or employment, including terms and conditions of employment, employment practices, pensions obligations, wages and hours, collective bargaining, worker classification (including the proper classification of workers as independent contractors and of employees as exempt or non-exempt), background checks, privacy rights, human rights, labor relations, immigration, and health and safety; and
(C)	neither Adam nor any of its Subsidiaries is subject to any current, pending or, to the knowledge of Adam, threatened claims, suits, actions, investigations, examinations or proceedings against or otherwise involving Adam, for wrongful dismissal, constructive dismissal or any other claim relating to employment or termination of employment of employees or independent contractors, or under any applicable Law with respect to employment and labor.
(z)	Employee Benefit Plans.
(i)	Within thirty (30) Business Days following the date of this Agreement, Adam will make available to Thor true, complete and correct copies of each material Adam Benefit Plan and the following with respect to the foregoing (if applicable):
(A)	such material Adam Benefit Plan; and
(B)	the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto.
(ii)	Except for such of the following as would not result in an Adam Material Adverse Effect:
(A)	each Adam Benefit Plan and each Statutory Plan contributed to, funded by or binding upon Adam or any of the Subsidiaries of Adam has been maintained, administered and funded in compliance with its terms and in accordance with applicable Laws;
(B)	no Adam Benefit Plan which is established and governed under U.S. Law provides post-termination or retiree welfare benefits, other than coverage mandated by the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985;
(C)	all contributions, premiums and other amounts required to be collected and remitted or paid by Adam or any of the Subsidiaries of Adam under each Adam Benefit Plan and each Statutory Plan contributed to, funded or binding upon Adam or any of the Subsidiaries of Adam have been timely made in accordance with its terms and all applicable Laws and all obligations in respect of Adam Benefit Plans have been properly accrued and are accurately reflected in the Adam Financial Statements;
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(D)	to the knowledge of Adam, there are no (and for the past three (3) years have been no) current, pending, threatened or anticipated claims, suits, actions, investigations, examinations or proceedings against or otherwise involving (i) any of the Adam Benefit Plans (excluding claims for benefits incurred in the Ordinary Course of Adam Benefit Plan activities), or (ii) the participation of Adam or any of its Subsidiaries in any Statutory Plan;
(E)	each Adam Benefit Plan that is required or intended to be qualified under applicable Law (including, without limitation, Section 401(a) of the U.S. Tax Code) is so qualified;
(F)	to the knowledge of Adam, no fact or circumstance exists that could adversely affect the tax-preferred or tax-exempt status of any Adam Benefit Plan;
(G)	no Adam Benefit Plan is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the U.S. Tax Code and there is no other defined benefit plan which is established and governed under U.S. Law with respect to which Adam, any Subsidiary of Adam or any of their respective ERISA Affiliates contributes, or has or could reasonably be expected to have any direct or indirect liability (contingent or otherwise) (each, a “U.S. Adam Pension Plan”) and with respect to each U.S. Adam Pension Plan (i) no such U.S. Adam Pension Plan has failed to meet minimum funding standards set forth in Sections 412 and 430 of the U.S. Tax Code or Sections 302 and 303 of ERISA, (ii) no such U.S. Adam Pension Plan has been determined to be in “at-risk” status, within the meaning of Section 430 of the U.S. Tax Code or Section 303 or Title IV of ERISA, (iii) no unsatisfied liability to the PBGC has been incurred (other than for non-delinquent premiums), (iv) there has been no “reportable event” within the meaning of Section 4043 of ERISA for which Adam has failed to timely report to the PBGC, (v) no notice of intent to terminate such U.S. Adam Pension Plan has been filed with the PBGC and no amendment terminating such U.S. Adam Pension Plan has been adopted and no proceedings to terminate such U.S. Adam Pension Plan instituted by the PBGC are pending or, to the knowledge of Adam, threatened, (vi) no event or condition has occurred which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, such U.S. Adam Pension Plan, and (vii) no lien has arisen or would reasonably be expected to arise;
(H)	neither Adam nor any of its Subsidiaries are obligated to provide, for the gross-up, indemnification or reimbursement of any Taxes required by Section 4999 of the U.S. Tax Code or Section 409A of the U.S. Tax Code;
(I)	all material data necessary to administer the Adam Benefit Plans is in the possession or control of Adam or its agents (or the trustees or administrators of any relevant Adam Benefit Plan);
(J)	the execution and delivery of this Agreement or the consummation of the Transactions will not (alone or in combination with any other event) (i) result in, cause the accelerated vesting of, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former employee, officer, director or individual independent contractor of Adam; (ii) limit the right

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of Adam to amend, merge, terminate or receive a reversion of assets from any Adam Benefit Plan or related trust (subject to the governing terms of any Adam Employee Benefit Plan which is a UK defined benefit pension arrangement); or (iii) result in any payment that, individually or in combination with any other such payment, would reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the U.S. Tax Code);

(K)	none of Adam, any of its Subsidiaries or any other ERISA Affiliate of Adam or a Subsidiary of Adam, maintains, contributes to, or participates in, or has ever during the past six (6) years maintained, contributed to, or participated in, or has any obligation or liability with respect to a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the U.S. Tax Code, a “multiple employer welfare arrangement” (as defined in, and which is subject to, Section 3(40) of ERISA), a “multiple employer plan” (as defined in, and which is subject to, Section 413(c) of the U.S. Tax Code) or a “multiemployer plan” (as defined in, and which is subject to, Section 3(37) of ERISA);
(L)	there are no unfunded liabilities in respect of any Adam Benefit Plan which provides pension benefits, superannuation benefits or retirement savings, including any “registered pension plans” as that term is defined in the Tax Act, or any supplemental pension plans (including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies, where applicable) in each case, where any such Benefit Plan is established and governed under Canadian law; and
(M)	no Adam Benefit Plan (i) is a self-insured arrangement; (ii) is a defined benefit pension plan; (iii) is a “multi-employer plan”, a “registered retirement savings plan” or a “retirement compensation arrangement” as such terms are defined in the Tax Act; or (iv) is an unregistered or unfunded pension plan, in each case, where any such Benefit Plan is established and governed under Canadian law.
(aa)	UK Pensions.
(i)	Save as disclosed in paragraph (aa)(i) of the Adam Disclosure Letter, neither Adam nor any of its Subsidiaries: (i) is or has at any time been an “employer” for the purposes of the UK Pensions Act 2004; (ii) except as would not result in an Adam Material Adverse Effect is, or has in the last six (6) years been, “connected with” or an “associate of” an “employer” for the purposes of the UK Pensions Act 2004; or (iii) owes or could reasonably be expected to owe any obligations or liabilities to or in respect of, in each case, any UK defined benefit pension arrangement. No current or former Adam Employee has ever transferred to Adam or any of its Subsidiaries pursuant to the Transfer Regulations who at any time prior to such transfer was a member of any UK defined benefit pension arrangement in circumstances where Adam or any of its Subsidiaries has inherited or will (or could reasonably be expected to) inherit any obligation (whether contingent or otherwise) to fund, or otherwise meet the cost of, any enhanced early retirement or redundancy pension benefits, which are derived from any such pension defined benefit arrangement.
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(ii)	In relation to any Adam Benefit Plan which is a UK defined benefit pension arrangement: (A) no contribution notice or financial support direction under Sections 38 to 51 of the UK Pensions Act 2004 has been issued against Adam or any of its Subsidiaries and, to the knowledge of Adam, there are no grounds which could reasonably be expected to lead to the UK Pensions Regulator exercising any such powers against Adam or any of its Subsidiaries; and (B) no penalty has been imposed under section 58C or section 58D of the UK Pensions Act 2004 against Adam or any of its Subsidiaries and, to the knowledge of Adam, there are no grounds which could reasonably be expected to lead to the issuance of any such penalty.
(iii)	No debt under section 75 or section 75A of the UK Pensions Act 2004 is outstanding from Adam or its Subsidiaries in relation to any Adam Benefit Plan which is a defined benefit pension arrangement.
(bb)	Insurance. As of the date hereof policies of insurance are in force naming Adam (or one of its Subsidiaries) or, to the knowledge of Adam, an Adam Key Joint Venture, as an insured that Adam’s executive officers believe in good faith adequately cover risks customarily covered by participants in the industries in which Adam, its Subsidiaries and the Adam Key Joint Ventures operate, and Adam and its Subsidiaries, or to the knowledge of Adam the Adam Key Joint Ventures are not in default under the terms of any such policy, except any such default that would not individually or in the aggregate result in an Adam Material Adverse Effect.
(cc)	Compliance with Permits and Laws. Except for such of the following as would not have an Adam Material Adverse Effect: (i) Adam, its Subsidiaries and, to the knowledge of Adam, the Adam Key Joint Ventures are in possession of all franchises, grants, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, registrations, clearances, orders and other Authorizations necessary for Adam, its Subsidiaries and, to the knowledge of Adam, the Adam Key Joint Ventures to own, lease and operate their respective properties and assets and to carry on their respective businesses as now being conducted, under and pursuant to all applicable Laws (the “Adam Permits”), (ii) all such Adam Permits are in full force and effect and (iii) as of the date of this Agreement, no suspension, cancelation, withdrawal or revocation thereof is pending or, to the knowledge of Adam, threatened. Adam has complied with and is not in violation of any applicable Laws or Adam Permits other than non-compliance or violations which would not, individually or in the aggregate, result in an Adam Material Adverse Effect.
(dd)	Consideration Shares and the Adam Exchange Shares. The Adam Consideration Shares and the Adam Exchange Shares to be issued by Adam will, in all cases, when issued be duly and validly issued by Adam, fully paid and free of pre-emptive rights and Liens and rank pari passu in all respects with the other Adam Shares in issue including with regard to the right to receive any dividends, distributions and other entitlements, made, paid or declared thereon which have a record date for payment that is after the Effective Time. The Exchangeable Shares, ExchangeCo Deferred Shares and ExchangeCo Shares to be issued by ExchangeCo will, in all cases, when issued be duly and validly issued by ExchangeCo, fully paid and free of pre-emptive rights and Liens (other than in respect of the terms of the Exchangeable Shares as to exchange and redemption thereof for Adam Exchange Shares) and ExchangeCo will have, once incorporated and until the Effective Time, an authorised capital consisting of the Exchangeable Shares (with the Exchangeable Share Provisions), the ExchangeCo Deferred Shares (with the ExchangeCo Deferred Share Provisions) and the ExchangeCo Shares (with the rights, privileges, restrictions and conditions that are consistent with the Exchangeable Share Provisions and the Exchangeable Deferred Share Provisions).
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(ee)	Possession of Intellectual Property. Except for such of the following as would not have an Adam Material Adverse Effect:
(i)	(A) Adam and its Subsidiaries (y) solely and exclusively own all right, title, and interest in and to all Intellectual Property that Adam and its Subsidiaries own or purport to own (the “Adam Owned Intellectual Property”), free and clear of all Liens other than Permitted Liens and (z) possess adequate and valid rights in and to all other Intellectual Property necessary to carry on the business of Adam and its Subsidiaries as now operated and as contemplated to be operated immediately following the closing of the Arrangement, (B) neither Adam nor any of its Subsidiaries has received any written notice or claim challenging the validity of, use of or ownership of the Adam Owned Intellectual Property and (C) to the knowledge of Adam, there are no facts upon which such a challenge could reasonably be made; and
(ii)	(A) to the knowledge of Adam, no third party is infringing, misappropriating, diluting or otherwise violating the Adam Owned Intellectual Property, and since January 31, 2022, neither Adam nor any of its Subsidiaries has made any written claims alleging any such infringement, misappropriation, dilution or violation, (B) to the knowledge of Adam, neither Adam nor any of its Subsidiaries, or the conduct of the business of Adam and its Subsidiaries, is infringing, misappropriating, diluting or violating, or since January 31, 2022, has infringed, misappropriated, diluted or violated, any Intellectual Property of any third party, and (C) since January 31, 2022, neither Adam nor any of its Subsidiaries has received any written notice, and there is no claim or proceeding pending against, or, to Adam’s knowledge, threatened against, any of them, alleging that the conduct of the business of Adam and its Subsidiaries infringes, misappropriates, dilutes or violates the Intellectual Property of any third party, and to the knowledge of Adam there are no facts upon which such allegations could reasonably be made.
(ff)	Information Technology. Except as would not have an Adam Material Adverse Effect:
(i)	Adam and its Subsidiaries maintain commercially reasonable data back-up procedures and data recovery procedures and tools to safeguard against loss or corruption of business or customer data in the event of a failure of the Information Technology owned, licensed, used or held for use by Adam and its Subsidiaries as is reasonably necessary to carry on its business in all material respects as currently conducted (collectively, the “Adam Corporate IT”); adequate and sufficient disaster recovery plans are in place, in the event of a failure of the Adam Corporate IT;
(ii)	the Adam Corporate IT is in good working condition and adequate and sufficient, in all material respects (including with respect to the number of software license seats required in connection therewith), for the operations of Adam as currently conducted and as contemplated to be operated immediately following the closing of the Arrangement; and
(iii)	Adam and its Subsidiaries use commercially reasonable efforts to protect the Adam Corporate IT and the data stored or processed therein from any unauthorized use, access, interruption, or modification, or any failures or breakdowns, and to the knowledge of Adam, there have been no such material unauthorized use, access, interruption or modification of any of, or any failures or breakdowns, or material breach of or security incident relating thereto.
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(gg)	Privacy Laws. Except as would not have an Adam Material Adverse Effect:
(i)	Adam and its Subsidiaries comply in all material respects with all applicable Privacy Laws, including in connection with the collection, use, storage and disclosure of Personal Information; and
(ii)	there has been no actual or suspected, unauthorized use, access or disclosure of any of Adam’s Personal Information.
(hh)	Anti-Corruption, Anti-Money Laundering and Sanctions Laws. Except for such of the following clauses (i) through (iii) as would not reasonably be expected to result in an Adam Material Adverse Effect:
(i)	to the knowledge of Adam, Adam, its Subsidiaries, its joint ventures, any director, officer, employee, agent, representative, consultant or any other Person acting on behalf of Adam or its Subsidiaries has not, for the past five (5) years, violated Anti-Corruption Laws or directly or indirectly (A) corruptly made, offered, paid, promised to pay, solicited, received, or authorized any contribution, payment or gift of funds or property or anything of value to or from any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or any official of any public international organization or any Person; or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment, solicitation, promise, offer, receipt, or gift was, is, or would be prohibited under Anti-Corruption Laws;
(ii)	since December 31, 2020, the operations of Adam, its Subsidiaries and its joint ventures are and have been conducted at all times in compliance with applicable Anti-Money Laundering Laws. To the knowledge of Adam, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Adam, its Subsidiaries and, to its knowledge, the Adam Key Joint Ventures with respect to the Anti-Money Laundering Laws is pending or threatened;
(iii)	neither Adam, its Subsidiaries nor, to the knowledge of Adam, any director, officer, agent, employee or affiliate of Adam or its Subsidiaries has been a Sanctioned Person; and, to Adam’s knowledge, Adam and its Subsidiaries are not in, and have not since April 24, 2019 been in, violation of any such Sanctions Laws, or conducting business directly or, to the knowledge of Adam, indirectly with any Person that is a Sanctioned Person;
(iv)	neither Adam nor any of its Subsidiaries, joint ventures or affiliates are, or have been since April 24, 2019, organized, operating, or resident in, or have engaged in a transaction or dealing, directly or indirectly with a Sanctioned Country;
(v)	neither Adam nor its Subsidiaries are, nor have they been, the subject of any actual, or to the knowledge of Adam, threatened litigation, investigations, voluntary or directed disclosures to any government entity, whistleblower reports, or other issues in any way related to the Anti-Corruption Laws, Sanctions Laws, or Anti-Money Laundering Laws; and
(vi)	since April 24, 2019, Adam has maintained and enforced policies, procedures and internal controls designed to ensure compliance by Adam, its Subsidiaries, officers,

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directors, employees, agents, and representatives with Anti-Corruption Laws, Sanctions Laws, and Anti-Money Laundering Laws.

(ii)	Community Matters. As of the date hereof, (i) none of Adam, its Subsidiaries or, to the knowledge of Adam, the Adam Key Joint Ventures, has received any written notice of a Community Claim, which relates to the Adam Mineral Rights or to their respective operations and businesses and which, if successful, could reasonably be expected to result in Adam Material Adverse Effect.
(jj)	Adam Special Dividend. As of the date of this Agreement, to the knowledge of Adam, there are no facts or circumstances that would cause Adam to not have available to it at the time of the declaration and the payment of the Adam Special Dividend, sufficient distributable reserves and net assets to declare and make the payment of the Adam Special Dividend in compliance with the Companies Act.

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Schedule 5.5
Key Regulatory Approvals

[Redacted: Matters relating to Key Regulatory Approvals, including ICA Approval matters.]

Schedule 5.5-1

[Redacted: Matters relating to Key Regulatory Approvals, including ICA Approval matters.]

Schedule 5.5-2

Schedule 5.6
Governance Arrangements

Chief Executive Officer	Duncan Wanblad
Deputy Chief Executive Officer	Jonathan Price
Chief Financial Officer	John Heasley

Schedule 5.6-1

Schedule 5.13
Receiving Party Consents

[Redacted: Personal Information.]

Schedule 5.13-1

Schedule 5.14
Exchangeable Shares Term Sheet

See attached.

Schedule 5.14

SCHEDULE 5.14

EXCHANGEABLE SHARES TERM SHEET

Part A

Term Sheet for Exchangeable Share Provisions, Voting and Exchange Trust Agreement and Exchangeable Share Support Agreement

Capitalized terms used and not otherwise defined in this term sheet have the meanings given to them in the arrangement agreement (the “Arrangement Agreement”) dated September 9, 2025 between Adam and Thor.

Capitalized terms used and not otherwise defined in this term sheet have the meanings given to them in the arrangement agreement (the “Arrangement Agreement”) dated September 9, 2025 between Adam and Thor.

Designation:	Exchangeable shares, being redeemable preferred shares in the capital of ExchangeCo (“Exchangeable Shares”).

Issuer:	ExchangeCo, a corporation incorporated under the federal laws of Canada and a Subsidiary of Adam (“Parent”).

Initial Holders:

Eligible Holders (as defined below) who elect and are permitted to receive Exchangeable Shares in lieu of ordinary shares of Parent (“Parent Shares”) pursuant to the Arrangement.

“Eligible Holder” means a Thor shareholder that is (a) a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from Tax under Part I of the Tax Act; or (b) a partnership, any direct or indirect member of which is a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from Tax under Part I of the Tax Act.

Exchange:	Each Exchangeable Share will be exchangeable at any time before the Redemption Date (as defined below under “Redemption by Issuer”), at the option of the holder, on a one-for-one basis for Parent Shares. For greater certainty, the Parent Shares to be delivered upon exchange of the Exchangeable Shares issued pursuant to the Plan of Arrangement will be allotted and issued by Parent to HoldCo on the Effective Date pursuant to the Arrangement Agreement and as described in the Plan of Arrangement.

Dividends etc.:

So long as any Exchangeable Shares not owned by Parent or its affiliates are outstanding, Parent shall not take any action that will result in the declaration or payment of any dividend or make any other distribution or return of capital on or in respect of Parent Shares unless: (i) the same or an economically equivalent dividend or distribution or return of capital shall be made by ExchangeCo to holders of Exchangeable Shares, and (ii) ExchangeCo has sufficient cash funds or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment or making (in accordance with applicable law and the terms of the Exchangeable Shares) of any such equivalent dividend or distribution or return of capital.

Upon the declaration of any dividend or distribution or return of capital on or in respect of Parent Shares in accordance with the above, the board of directors of ExchangeCo (the “ExchangeCo Board”) will declare, and the Exchangeable Shareholders (as defined herein) will be entitled to receive, a dividend or distribution or return of capital on each Exchangeable Share as follows:

Schedule 5.14-1

•	in the case of a cash dividend or other cash distribution or return of capital declared on or in respect of Parent Shares, an equivalent amount in cash equal to, and in the currency of, the cash dividend or distribution or return of capital declared on or in respect of each Parent Share, or an equivalent amount in Canadian dollars;

•	in the case of a share dividend or other distribution or return of capital declared on or in respect of Parent Shares to be paid or otherwise satisfied in Parent Shares (including any bonus issuance of Parent Shares), by the issue by ExchangeCo of such number of Exchangeable Shares for each Exchangeable Share equal to the number of Parent Shares to be issued or distributed in respect of each Parent Share; and

•	in the case of a dividend or other distribution or return of capital declared on or in respect of Parent Shares to be paid or otherwise satisfied in any other type of property other than cash or Parent Shares, in the type and amount of property for each Exchangeable Share as is the same as or economically equivalent (as determined by the ExchangeCo Board in good faith and in its sole discretion) to the type and amount of property declared as a dividend or other distribution or return of capital on or in respect of each Parent Share.

The declaration date, record date and payment date for such dividends, distributions or returns of capital on the Exchangeable Shares will be the same as the relevant dates for the corresponding dividends or other distributions or returns of capital declared on or in respect of Parent Shares.

In the case of a dividend or other distribution or return of capital declared on or in respect of Parent Shares to be paid in Parent Shares, in lieu of declaring a corresponding dividend or other distribution or return of capital on the Exchangeable Shares, the ExchangeCo Board may elect to effect a contemporaneous and economically equivalent subdivision of the outstanding Exchangeable Shares.

In the case of a distribution or return of capital declared on or in respect of Parent Shares, the ExchangeCo Board will (or may), to the extent an economically equivalent distribution or return of capital on the Exchangeable Shares is not possible (or would be treated as a deemed dividend under the Tax Act), elect to declare and pay a contemporaneous and economically equivalent dividend on the outstanding Exchangeable Shares to that extent and in lieu of the otherwise required distribution or return of capital on the Exchangeable Shares.

On or prior to the Effective Date, HoldCo shall irrevocably and unconditionally waive its entitlement to any dividend, other distribution or other return of capital (other than any dividend or other distribution or return of capital to be paid or otherwise satisfied in Parent Shares (including any bonus issuance of Parent Shares)) on or in respect of Parent Shares that it holds from time to time, expected to be documented in a standalone deed executed by HoldCo (“HoldCo Waiver”).

See also under “Issue of Additional Parent Shares” below.

Schedule 5.14-2

Exchangeable Share Consideration	The consideration payable to a holder of an Exchangeable Share (the “Exchangeable Share Consideration”) upon the redemption or retraction of such Exchangeable Share by ExchangeCo, in connection with a liquidation, dissolution or winding-up of ExchangeCo, or the purchase of such Exchangeable Share pursuant to the Exchangeable Share Provisions, the Support Agreement (as defined herein) or the Voting and Exchange Trust Agreement (as defined herein) will be: (a) the current market price of a Parent Share on the Toronto Stock Exchange (the “TSX”) based on the average closing trading price of the Parent Shares during the twenty (20) consecutive trading days ending on the third trading day immediately before such date, or, if the Parent Shares are not then listed on the TSX, then any of the other stock exchanges or automated quotation systems on which the Parent Shares are listed or quoted, as the case may be, as may be selected by the ExchangeCo Board for such purpose; provided, however, that if in the opinion of the ExchangeCo Board the public distribution or trading activity of Parent Shares during such period does not reflect the fair market value of a Parent Share (or if the Exchangeable Shares are not listed or quoted on other stock exchanges or automated quotation systems), then as determined by the ExchangeCo Board, acting in good faith and based upon the advice of such qualified independent financial advisors as the ExchangeCo Board may deem to be appropriate; provided that such amounts shall only be satisfied by the delivery of one Parent Share for each Exchangeable Share outstanding, plus (b) an amount in cash equal to all declared, payable and unpaid cash dividends or other distributions or returns of capital on such Exchangeable Share, plus (c) any other type of property (other than cash) constituting any declared and payable non-cash dividends or distributions or returns of capital on such Exchangeable Share to be satisfied by delivery of such non-cash items; provided that: (A) the part of the consideration which represents limb (a) above shall in all cases be fully paid and satisfied only by the delivery of one Parent Share, such share to be duly and validly issued, fully paid and free of pre-emptive rights; (B) the part of the consideration which represents limb (c) above shall in all cases be fully paid and satisfied only by delivery of such non-cash items; (C) in each case, any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest; and (D) in each case, any such consideration shall be paid without interest and less any tax required to be deducted or withheld therefrom.

Optional Retraction of Exchangeable Shares:	Holders of Exchangeable Shares, other than, prior to the U.S Registration Statement becoming effective, U.S. Holders (as defined below), subject to applicable laws, will be entitled, at any time, to exercise their retraction right in respect of their Exchangeable Shares and thereby require ExchangeCo, subject to the overriding call rights described under “Call Rights” below, to redeem any or all of their Exchangeable Shares in return for a price per Exchangeable Share equal to the Exchangeable Share Consideration.

Redemption by Issuer:	On the Redemption Date (as defined below), ExchangeCo will have a right, subject to the overriding call rights described under “Call Rights” below, to redeem all but not less than all of the outstanding Exchangeable Shares (other than those held by Parent or its affiliates) for a price per Exchangeable Share equal to the Exchangeable Share Consideration. The “Redemption Date” for the Exchangeable Shares means the date, if any, established by the ExchangeCo Board for the redemption by ExchangeCo of all but not less than all of the outstanding Exchangeable Shares, which shall not be earlier than the fifteenth (15) anniversary of the Effective Date (as defined in the Arrangement Agreement), unless:

Schedule 5.14-3

(a)	Minimum Ownership Threshold – if at any time the number of Exchangeable Shares issued and outstanding is less than 15% of the number of Exchangeable Shares issued and outstanding on the Effective Date; or

(b)

Parent Control Transactions – if at any time there is a Parent Control Transaction, on the Parent Control Transaction Effective Date in relation to such Parent Control Transaction, except where (i) the consideration payable to holders of equity securities of Parent consists solely of equity securities in another Person (the “Acquiring Person”) and (ii) the Board of Directors determines in good faith that, following the Parent Control Transaction Effective Date in respect of a Parent Control Transaction, holders of Exchangeable Shares will be entitled to (A) substantially equivalent economic and voting rights as a result of their holdings of Exchangeable Shares as the former holders of equity securities of Parent will have as a result of holding equity securities in the Acquiring Person, (B) rights to exchange their Exchangeable Shares for equity securities in the Acquiring Person on an economically substantially equivalent basis to that provided for in the Exchangeable Share Provisions prior to the Parent Control Transaction Effective Date but taking into account the terms of the Parent Control Transaction, and (C) other rights in relation to the Acquiring Person that are substantially equivalent to those in relation to Parent as provided for in the Exchangeable Share Provisions prior to the Parent Control Transaction Effective Date. For these purposes, (I) “Parent Control Transaction” means (w) any takeover bid or takeover offer (each as defined in the Companies Act) or similar tender offer (in each case) as a result of which any Person will become the holder of more than 50% of the Parent Shares in issue at the Parent Control Transaction Effective Date (for this purpose inclusive of any Parent Shares held by HoldCo but excluding the Charitable Trust Shares) (any such transaction, a “Takeover Offer”), (x) any scheme of arrangement under Part 26 of Companies Act to acquire Parent Shares as a result of which any Person will become the holder of more than 50% of the Parent Shares in issue at the Parent Control Transaction Effective Date (for this purpose inclusive of any Parent Shares held by HoldCo but excluding the Charitable Trust Shares) (any such transaction, a “Takeover Scheme”), (y) any other type of ‘offer’ within the meaning of the UK City Code on Takeovers and Mergers (the “City Code”) as a result of which any Person will become the holder of more than 50% of the Parent Shares in issue at the Parent Control Transaction Effective Date (for this purpose inclusive of any Parent Shares held by HoldCo but excluding the Charitable Trust Shares), or (z) the sale or disposal by Parent of all or substantially all of its assets other than to an affiliate; and (II) “Parent Control Transaction Effective Date” means (X) in the case of a Takeover Offer, the date on which such Takeover Offer becomes unconditional in accordance with the City Code, (Y) in the case of a Takeover Scheme, the date on which the UK court sanctions the Takeover Scheme in accordance with Part 26 of Companies Act, and (Z) in the case of any other Parent Control Transaction, the date on which such Parent Control Transaction becomes wholly unconditional (other than in respect of any conditions that can only be satisfied upon the transaction becoming fully effective in accordance with its terms); or

(c)	Other Corporate Transactions – either of the following corporate transactions occur:

Schedule 5.14-4

Exchangeable Share Voting Event – (i) a matter arises on which the holders of Exchangeable Shares are entitled to vote as shareholders of ExchangeCo (other than an Exempt Exchangeable Share Voting Event or an Excluded Exchangeable Share Voting Event) (an “Exchangeable Share Voting Event”); (ii) the ExchangeCo Board has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the matter contemplated by the Exchangeable Share Voting Event (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of the Redemption Date) in any other commercially reasonable manner that does not result in the occurrence of an Exchangeable Share Voting Event; and (iii) the holders of Exchangeable Shares fail to take the necessary action at a meeting of ExchangeCo shareholders or other vote of the holders of Exchangeable Shares to approve or disapprove, as applicable, the Exchangeable Share Voting Event. For this purpose, an “Excluded Exchangeable Share Voting Event” means any matter in respect of which holders of Exchangeable Shares are entitled to vote: (A) in their capacity as beneficiaries under the Voting and Exchange Trust Agreement; (B) pursuant to sections 176(1)(b) or 176(1)(c), section 183(4) of the CBCA (if the applicable amalgamation agreement contains a provision that, if contained in a proposed amendment to the articles, would entitle the holders of the Exchangeable Shares to vote as a separate class under sections 176(1)(b) or 176(1)(c) of the CBCA), or section 188 of the CBCA; or (C) under the terms of the Exchangeable Share Provisions, the Voting and Exchange Trust Agreement and/or the Exchangeable Share Support Agreement; except, in the case of (B) or (C), (i) if such event occurs after the seventh (7th) anniversary of the issuance of the Exchangeable Shares or (ii) in circumstances where the holders of Exchangeable Shares are treated in an economically equivalent manner to holders of Parent Shares and in a manner which preserves the economic benefits of the Exchangeable Shares for such holders (which may be satisfied through the provision of cash or other consideration). For greater certainty, nothing herein shall provide the Exchangeable Shareholders with the right to vote Exchangeable Shares at any meeting of Parent at which Parent shareholders are entitled to vote, including on any corporate action of Parent at any such meeting (other than in the holders of the Exchangeable Shares’ capacities as beneficiaries under the Voting and Exchange Trust Agreement).

Exempt Exchangeable Share Voting Event – (i) a matter arises on which the holders of Exchangeable Shares are entitled to vote as shareholders of ExchangeCo in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares (an “Exempt Exchangeable Share Voting Event”); (ii) the change is necessary to maintain the economic equivalence of the Exchangeable Shares and the Parent Shares; and (iii) the holders of Exchangeable Shares fail to take the necessary action at a meeting of ExchangeCo shareholders or other vote of the holders of Exchangeable Shares to approve or disapprove, as applicable, the change; or

(d)	Change in Law – (i) any change or imminent change in applicable laws (including tax laws) in respect of which maintaining the structure associated with the

Schedule 5.14-5

Exchangeable Shares would be materially adverse to the Parent; or (ii) any amendment to the Tax Act and other applicable provincial income tax Laws that permits certain Canadian resident holders of the Exchangeable Shares to exchange their Exchangeable Shares for Parent Shares on a basis that will not require such holders to recognize any income, gain or loss or any actual or deemed dividend in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax laws.

Ranking:	The Exchangeable Shares shall be entitled to a preference over the ExchangeCo Shares and the ExchangeCo Deferred Shares and any other shares ranking junior to the Exchangeable Shares with respect to: (a) the payment of dividends or other distributions or returns of capital as and to the extent provided under the Section “Dividends, etc.” above, and (b) the payment of any other dividend and the distribution of assets in the event of the liquidation, dissolution or winding-up of ExchangeCo, whether voluntary or involuntary, or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs, in each case, as and to the extent provided therefor in the terms attaching to the Exchangeable Shares.

Liquidation of ExchangeCo:

In the event of the liquidation, dissolution or winding-up of ExchangeCo or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (voluntary or involuntary), the holders of Exchangeable Shares will have, subject to applicable law and the overriding call rights described under “Call Rights” below, the right to receive, for each Exchangeable Share held, the Exchangeable Share Consideration.

Prior to the relevant ExchangeCo liquidation event, the holders of Exchangeable Shares will be entitled to exercise their retraction right.

Liquidation rights shall be subject to the overriding call rights described under “Call Rights” below.

Liquidation of Parent:

In the event of the liquidation, dissolution or winding-up of Parent or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (voluntary or involuntary), immediately prior to such event, each of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Parent and its affiliates) shall be automatically exchanged for one Parent Share. To effect such automatic exchange, Parent shall purchase all of the Exchangeable Shares outstanding immediately prior to the effective date of such Parent liquidation event. The purchase price payable by Parent for each Exchangeable Share purchased pursuant to such exchange will be the Exchangeable Share Consideration immediately prior to the effective date of such Parent liquidation event, which price will be satisfied in full by Parent delivering the Exchangeable Share Consideration to each such holder of Exchangeable Shares.

The automatic exchange described above shall be subject to the overriding call rights described under “Call Rights” above.

Schedule 5.14-6

Call Rights:	CallCo will hold, subject to applicable laws, certain overriding call rights (including in connection with a retraction, redemption or liquidation). CallCo will have the overriding ability to acquire the Exchangeable Shares that are the subject of a retraction, a redemption or any liquidation distribution prior to the completion of the retraction, redemption or liquidation distribution. Where such call rights are exercised, CallCo will acquire the relevant Exchangeable Shares from the relevant holder of Exchangeable Shares in exchange for a price per Exchangeable Share equal to the Exchangeable Share Consideration.

Voting Rights with respect to ExchangeCo:	Except as required by applicable Law, holders of Exchangeable Shares shall not be entitled to receive notice of or attend any meeting of the shareholders of ExchangeCo or vote at any such meeting. Without limiting the generality of the foregoing, holders of Exchangeable Shares will not have class votes except as required by applicable Law. Holders of Exchangeable Shares will, however, have certain rights as regards amendments to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, as described under “Amendment and Approval” below.

Voting Rights with respect to Parent:

Parent, ExchangeCo, CallCo, and HoldCo, a Jersey incorporated company, will enter into a voting and exchange trust agreement (the “Voting and Exchange Trust Agreement”) with a corporate trustee services provider (“Trustee”), pursuant to which (i) Parent will allot and issue such number of Parent Shares to HoldCo as is equal to the number of Exchangeable Shares issued on the Effective Date, as adjusted for any withholding contemplated by the Plan of Arrangement, (ii) HoldCo will grant a power of attorney in favour of the Trustee over the voting rights attaching to Parent Shares it holds, with the Trustee’s interest in those voting rights and the power of attorney to be held in trust for the benefit of holders of Exchangeable Shares from time to time (the “Exchangeable Shareholders”) and (iii) HoldCo will agree to deliver Parent Shares to the Exchangeable Shareholders as directed by Parent or CallCo from time to time in accordance with the terms of the Voting and Exchange Trust Agreement.

The Exchangeable Shareholders will, in the aggregate, be entitled to instruct the Trustee as to the voting of a number of Parent Shares equal to the then outstanding number of Exchangeable Shares held by all Exchangeable Shareholders. The Trustee will exercise (either by proxy or in person) the vote attached to each Parent Share only as directed by the relevant Exchangeable Shareholder and, in the absence of instructions from an Exchangeable Shareholder as to voting, will not exercise that vote.

Each Exchangeable Shareholder on the record date for any meeting at which Parent shareholders are entitled to vote will be entitled to instruct the Trustee to exercise the vote attached to one Parent Share for each Exchangeable Share held by such Exchangeable Shareholder.

An Exchangeable Shareholder may, upon instructing the Trustee, be appointed as proxy entitling such Exchangeable Shareholder to exercise the votes to which such Exchangeable Shareholder is entitled directly at the relevant meeting.

The Trustee will use reasonable efforts to forward to the Exchangeable Shareholders (on the same day as Parent mails or otherwise sends the notice and materials to the other Parent shareholders) the notice of each meeting at which Parent shareholders are entitled to vote, together with the related meeting materials and a statement as to the manner in

Schedule 5.14-7

which the Exchangeable Shareholders may instruct the Trustee to exercise the votes attaching to Parent Shares held by HoldCo.

Parent Support:	Parent shall take all such actions and do all such things as are reasonably necessary or desirable to:

	(a)	enable and permit ExchangeCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the liquidation amount, the retraction price or the redemption price in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs, the delivery of a retraction request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by ExchangeCo, as the case may be, including without limitation all such actions and all such things as are necessary or desirable to enable and permit ExchangeCo to deliver or cause to be delivered Parent Shares or other property to the holders of Exchangeable Shares in accordance with the Exchangeable Share Provisions; and

	(b)	permit the Trustee, in accordance with applicable law, to perform its obligations under the Voting and Exchange Trust Agreement, including, without limitation, all such actions and all such things as are reasonably necessary or desirable to enable the Trustee, in its capacity as trustee under the Voting and Exchange Trust Agreement, to exercise such number of votes in respect of any meeting at which Parent shareholders are entitled to vote as is equal to the aggregate number of Exchangeable Shares outstanding at the relevant time other than those held by Parent and its affiliates.

including, for greater certainty, Parent issuing such number of additional new Parent Shares to HoldCo, or taking any other action, as is reasonably necessary or desirable to enable the Trustee, in its capacity as trustee under the Voting and Exchange Trust Agreement, to exercise such number of votes in respect of any meeting at which Parent shareholders are entitled to vote as is equal to the aggregate number of Exchangeable Shares outstanding at the relevant time other than those held by Parent and its affiliates and to maintain the rights of the Exchangeable Shares to be redeemed, retracted or exchanged for Parent Shares on a one for one basis.

Anti-Dilution:	So long as any Exchangeable Shares not owned by Parent or its affiliates are outstanding, in the event that the Parent:

	(a)	issues or distributes Parent Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Parent Shares) to the holders of all or substantially all of the then outstanding Parent Shares (excluding for this purpose, pursuant to the HoldCo Waiver, any Parent Shares held by HoldCo) by way of any dividend, other distribution or return of capital (other than an issue of Parent Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Parent Shares) to holders of Parent Shares (i) who exercise an option to receive dividends in Parent Shares in lieu of receiving

Schedule 5.14-8

cash dividends, or (ii) pursuant to any dividend reinvestment plan or scrip dividend or similar arrangement); or

	(b)	issues, offers or distributes rights, options, warrants or any other form of instruments (including any convertible or exchangeable instrument) to the holders of all or substantially all of the then outstanding Parent Shares (excluding for this purpose any Parent Shares held by HoldCo and the holders of the Adam Charitable Trust Shares) entitling them to subscribe (including upon conversion or exchange) for or to purchase Parent Shares (or securities exchangeable for or convertible into or carrying rights to acquire or subscribe for Parent Shares); or

(c)

issues or distributes to the holders of all or substantially all of the then outstanding Parent Shares (excluding for this purpose, pursuant to the HoldCo Waiver, any Parent Shares held by HoldCo): (i) shares or securities of Parent of any class other than Parent Shares (or securities convertible into or exchangeable for or carrying rights to acquire or subscribe for Parent Shares), (ii) rights, options, warrants or other assets other than those referred to in (b) above, (iii) evidence of indebtedness of Parent, or (iv) assets of Parent or any of its affiliates;

then unless Parent obtains the prior approval of ExchangeCo and the prior approval of the Exchangeable Shareholders in accordance with the terms of the Exchangeable Shares (as set out under “Amendment and Approval” below), ExchangeCo shall issue or distribute the same or economically equivalent rights, options, warrants, instruments, securities, shares, evidences of indebtedness or other assets simultaneously to holders of the Exchangeable Shares; provided that the above covenants will not apply to any securities issued or distributed by Parent (including to HoldCo) in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement and the Plan of Arrangement.

As set out above, Parent will not extend any issuances or offers referred to in (b) above to HoldCo or the holders of the Adam Charitable Trust Shares.

The terms of the Exchangeable Shares will have further provisions to ensure the economic equivalency of the exchange rights which will be adjusted for stock splits, consolidations, reclassifications, mergers, reorganizations and other events affecting Parent Shares.

Stock Exchange Listing:	The Exchangeable Shares will, subject to the satisfaction of customary listing conditions, be listed on the TSX.

Amendment and Approval:	The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed only with the approval of the holders of Exchangeable Shares (other than any Exchangeable Shares held by Parent or any of its affiliates). Any approval given by the holders of Exchangeable Shares requires a resolution to be passed by not less than two-thirds of the votes cast on that resolution at a duly called meeting of the holders of Exchangeable Shares (other than any Exchangeable Shares held by Parent or any of its affiliates) duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares entitled to vote at such meeting are present or represented by proxy.

Schedule 5.14-9

Registration Statement	Parent shall use its commercially reasonable efforts to (a) file, within 90 days of the Effective Date a registration statement (the “U.S. Registration Statement”), on an appropriate form, under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) to register the resale of any and all of the Exchangeable Share Consideration that may be issued or delivered to holders of the Exchangeable Shares by Parent or CallCo (including, for greater certainty, pursuant to the provisions described above under “Exchange”, “Optional Retraction of Exchangeable Shares”, “Redemption by Issuer”, and “Call Rights”), (b) cause the U.S. Registration Statement to become effective as soon as reasonably practicable after the initial filing thereof with the U.S. Securities and Exchange Commission (the “SEC”), and (c) following such effectiveness, cause the U.S. Registration Statement (or a successor registration statement) to remain effective at all times that any Exchangeable Shares remain outstanding.

Treatment of U.S. Holders:

“U.S. Holder” means a holder of securities who is a U.S. person as defined under Regulation S (“Regulation S”) under the U.S. Securities Act.

Notwithstanding any of the rights of holders of Exchangeable Shares described above, none of Parent, ExchangeCo or CallCo shall be required to issue or deliver any Parent Shares to a U.S. Holder of Exchangeable Shares until the U.S. Registration Statement has been declared effective by the SEC as described in more detail under the heading “Registration Statement” above. For the avoidance of doubt, a U.S. Holder is permitted to receive and sell the Exchangeable Shares on the TSX in reliance on Rule 904 of Regulation S.

Resale Restrictions:	Subject to “Treatment of U.S. Holders” above and during the applicable 40-day distribution compliance period under Regulation S, any Parent Shares issued or delivered to a non-U.S. Holder in connection with a retraction, redemption, liquidation or exchange of the Exchangeable Shares, so long as the U.S. Registration Statement has not been declared effective, may not be resold over the NYSE or otherwise into the United States, and on exchange a non-U.S. holder will be required to agree to this limitation on resale.

Tax Matters:

ExchangeCo shall make an election under section 191.2 of the Tax Act in respect of the Exchangeable Shares.

The terms of the Exchangeable Shares will contain an amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the Tax Act.

Holders of Exchangeable Shares or Persons to whom Exchangeable Shares are issued or transferred (in each case other than Adam, its affiliates and the Depositary) shall be responsible for any and all stamp duty, stamp duty reserve tax and any other similar documentary, registration or transfer Taxes (plus any related interest and penalties) whether imposed in the United Kingdom or elsewhere (“Stamp Taxes”) payable in connection with the transfer or issuance of such Exchangeable Shares or their exchange for Parent Shares, and transferees of Parent Shares or Persons to whom Parent Shares are delivered (in each case other than Parent, its affiliates and the Depositary) shall be responsible for any and all Stamp Taxes payable in connection with the transfer or delivery of such Parent Shares, in each case, whether arising as a result of a change of law or otherwise. In no event will Parent, CallCo, or any of their respective affiliates or the Depositary be responsible for any such Stamp Taxes.

Schedule 5.14-10

Documentation:	The documentation to be entered into in connection with the issuance of the Exchangeable Shares shall include:

	(a)	Exchange and Support Agreement – an exchange and support agreement among Parent, CallCo and ExchangeCo, on customary terms for exchangeable share transactions in Canada and the United Kingdom, that will include support covenants from Parent, CallCo and ExchangeCo to, among other things, (i) ensure the various rights and obligations can be performed in respect of the Exchangeable Shares and (ii) maintain the economic equivalence of the Exchangeable Shares to Parent Shares at all times (or otherwise preserve the economic benefits of the Exchangeable Shares for such holders, including through the provision of cash or other consideration), in a form acceptable to each of Thor and Adam, each acting reasonably;

	(b)	Voting and Exchange Trust Agreement – the Voting and Exchange Trust Agreement on the terms set out herein and otherwise on customary terms for exchangeable share transactions in Canada and the United Kingdom, in a form acceptable to each of Thor and Adam, each acting reasonably; and

	(c)	HoldCo Waiver – the HoldCo Waiver on the terms set out herein and otherwise in a form acceptable to each of Thor and Adam, each acting reasonably.

(d)

Remedies – holders of Exchangeable Shares shall have the right to claim damages for any breach of such documents and shall not have any right or entitlement to seek injunctive relief (other than against HoldCo or the Trustee in respect of any rights such holders have to cause to be voted Parent Shares in a single class vote with all Parent Shares and related rights to information and notice under the Voting and Exchange Trust Agreement).

Schedule 5.14-11

Part B

ExchangeCo Deferred Share Term Sheet

Capitalized terms used and not otherwise defined in this term sheet have the meanings given to them in the arrangement agreement (the “Arrangement Agreement”) dated September 9, 2025 between Adam and Thor.

Designation:	Deferred shares, being redeemable preferred shares in the capital of ExchangeCo (“ExchangeCo Deferred Share”) that are non-voting, not entitled to dividends and subordinated to the exchangeable shares of ExchangeCo, but with a preference over the ExchangeCo Shares.

Liquidation	In the event of the liquidation, dissolution or winding-up of ExchangeCo or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (voluntary or involuntary), the holders of ExchangeCo Deferred Share will have, subject to applicable law the right to receive an amount of $0.01.

Schedule 5.14-12